UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

______________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

table of contents

__________________

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	ii
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS	v
ITEM 1. SELECTED CONSOLIDATED FINANCIAL DATA	1
ITEM 2. SELECTED STATISTICAL INFORMATION	8
ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
A. Operating Results	26
B. Liquidity and Capital Resources	44
E. Off-Balance Sheet Arrangements	55
F. Tabular Disclosure of Contractual Obligations	56
G. Safe Harbor	57
ITEM 4. LEGAL PROCEEDINGS	57
ITEM 5. RECENT EVENTS	57
INDEX TO FINANCIAL STATEMENTS	F-1
SIGNATURE

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this report on Form 6-K to “Grupo Financiero Santander Mexico,” the “Group,” “we,” “our,” “ours,” “us” or similar terms refer to Grupo Financiero Santander México, S.A.B. de C.V., together with its consolidated subsidiaries.

When we refer to “Banco Santander Parent” or the “Parent,” we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank.

When we refer to “Banco Santander Mexico” or the “Bank,” we refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries. When we refer to “Casa de Bolsa Santander,” we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican broker-dealer. When we refer to “Gestión Santander,” we refer to SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander, S.A. de C.V., Grupo Financiero Santander México) (entity sold in December 2013). When we refer to “Seguros Santander” we refer to Zurich Santander Seguros México, S.A. (formerly, Seguros Santander, S.A., Grupo Financiero Santander) (entity sold in November 2011).

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

References in this report on Form 6-K to certain financial terms have the following meanings:

•	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee.

•	References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for credit institutions, as amended. These accounting standards apply to holding companies when the principal subsidiary is a bank.

•	References to our “audited financial statements” are to the audited consolidated financial statements of Grupo Financiero Santander Mexico as of December 31, 2014, 2015 and 2016, and for each of the fiscal years ended December 31, 2014, 2015 and 2016, together with the notes thereto. The audited financial statements were prepared in accordance with IFRS and are contained in Grupo Financiero Santander Mexico’s annual report on Form 20-F for the year ended December 31, 2016.

•	References to our “unaudited condensed consolidated financial statements” are to the unaudited condensed consolidated financial statements of Grupo Financiero Santander Mexico as of June 30, 2017 and for the six month periods ended June 30, 2016 and 2017 and their related notes contained in this report on Form 6-K.

•	References herein to “UDIs” are to Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of June 30, 2017 and December 31, 2016, one UDI was equal to Ps.5.75141 (U.S.$0.3184) and Ps.5.56288 (U.S.$0.2697), respectively.

As used in this report on Form 6-K, the following terms relating to our capital adequacy have the meanings set forth below, unless otherwise indicated. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation” of Grupo Financiero Santander Mexico’s annual report on Form 20-F for the year ended December 31, 2016.

•	“Capital Ratio” refers to the ratio of the total net capital (capital neto) to risk-weighted assets calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

•	“General Rules Applicable to Mexican Banks” means the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.

•	“Mexican Capitalization Requirements” refers to the capitalization requirements for commercial banks, including Banco Santander México, set forth in the Mexican Banking Law (Ley de Instituciones de Crédito) and the General Rules Applicable to Mexican Banks, as such laws and regulations may be amended from time to time or superseded.

•	“Tier 1 capital (capital básico)” means the basic capital (capital básico) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time, which is comprised of Fundamental Capital (capital fundamental) and Additional Tier 1 Capital (capital básico no fundamental).

•	“Tier 2 capital (capital complementario)” means the additional capital (capital complementario) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time.

As used in this report on Form 6-K, the term “billion” means one thousand million (1,000,000,000).

In this report on Form 6-K, the term “Mexico” refers to the United Mexican States. The terms “Mexican government” or the “government” refer to the federal government of Mexico, and the term “Mexican Central Bank” refers to Banco de México. References to “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, and references to “Mexican pesos,” “pesos,” or “Ps.” are to Mexican pesos. References to “euros” or “U.S.” are to the common legal currency of the member states participating in the European Economic and Monetary Union.

Financial and Other Information

Market position. We make statements in this report on Form 6-K about our competitive position and market share in the Mexican financial services industry and the market size of the Mexican financial services industry. We have made these statements based on statistics and other information from third-party sources, primarily the CNBV, that we believe are reliable.

Currency and accounting standards. We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2014, 2015 and 2016 and our consolidated balance sheet data as of December 31, 2014, 2015 and 2016, included in our annual report on Form 20-F, have been audited under the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), and are prepared in accordance with IFRS. Our unaudited condensed consolidated income statements for the six months ended June 30, 2016 and 2017 and our consolidated balance sheet data as of December 31, 2016 and June 30, 2017 are also prepared in accordance with IFRS.

For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

IFRS differs in certain significant respects from Mexican Banking GAAP. While we have prepared our consolidated financial data as of and for the years ended December 31, 2014, 2015 and 2016 and for the six months ended June 30, 2016 and 2017 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, such as us, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this report on Form 6-K regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. Unless otherwise indicated, all financial information provided in this report on Form 6-K has been prepared in accordance with IFRS.

Effect of rounding. Certain amounts and percentages included in this report on Form 6-K, in our audited financial statements and in our unaudited condensed consolidated financial statements have been rounded for ease of presentation. Percentage figures included in this report on Form 6-K have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this report on Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited financial statements or unaudited condensed consolidated financial statements, as applicable. Certain other amounts that appear in this report on Form 6-K may not sum due to rounding.

Exchange rates and translation into U.S. dollars. This report on Form 6-K contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, results for the year ended December 31, 2016 and for the six months ended June 30, 2017 have been translated into U.S. dollars at an exchange rate of Ps.20.6194 to and Ps.18.0626 to U.S.$1.00, the rates calculated on December 30, 2016 (the last business day in December) and on June 30, 2017 (the last business day in June) and published on January 2, 2017 and July 3, 2017, respectively, in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded. See “Item 1. Selected Consolidated Financial Data—Selected Ratios and Other Data—Exchange Rates” and “Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

Refinements to our impairment models. During 2015, we revised our estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of our policy to continuously refine the existing impairment models and accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Condition and Results of Operations—Critical Accounting Policies— Allowance for impairment losses and provisions for off-balance sheet risk” included in the 2016 Form 20-F (as defined herein) and Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K and our annual report on Form 20-F for the year ended December 31, 2016 (the “2016 Form 20-F”) include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” in the 2016 Form 20-F and “Item 3. Operating and Financial Review and Prospects” of this report on Form 6-K. These statements appear throughout this report on Form 6-K and the 2016 Form 20-F and include statements regarding our intent, belief or current expectations in connection with:

•	asset growth and sources of funding;

•	growth of our fee-based business;

•	expansion of our distribution network;

•	financing plans;

•	competition;

•	impact of regulation and the interpretation thereof;

•	action to modify or revoke our authorization to act as a sociedad controladora de un grupo financiero or Banco Santander Mexico’s banking license;

•	exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;

•	exposure to credit risks including credit default risk and settlement risk;

•	projected capital expenditures;

•	capitalization requirements and level of reserves;

•	investment in our information technology platform;

•	liquidity;

•	trends affecting the economy generally; and

•	trends affecting our financial condition and our results of operations.

Many important factors, in addition to those discussed elsewhere in this report on Form 6-K or in the 2016 Form 20-F, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•	changes in economic conditions, in Mexico in particular, in the United States or globally;

•	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank;

•	inflation;

•	deflation;

•	unemployment;

•	unanticipated turbulence in interest rates;

v

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Mexican and foreign policies, legislation and regulations;

•	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•	changes in taxes and tax laws;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•	the adequacy of allowance for impairment losses and other losses;

•	increased default by borrowers;

•	our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations or their interpretation; and

•	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in the 2016 Form 20-F.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this report on Form 6-K because of new information, future events or other factors. Our independent public accountants have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this report on Form 6-K might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

ITEM 1. SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data for each of the periods indicated. You should read this information in conjunction with our audited financial statements and related notes included in the 2016 Form 20-F and with our unaudited condensed consolidated financial statements and related notes contained elsewhere herein and the information under “Item 3. Operating and Financial Review and Prospects” included elsewhere in this report on Form 6-K.

We have derived our selected consolidated income statement data for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2012, 2013, 2014, 2015 and 2016 from our audited financial statements, which have been prepared in accordance with IFRS. We have derived our selected consolidated income statement data for the six months ended June 30, 2017 and 2016 and our selected consolidated balance sheet data as of June 30, 2017 from our unaudited condensed consolidated financial statements, which have been prepared in accordance with IFRS.

During 2015, we have made certain refinements to our impairment models to determine our allowance for impairment losses as part of our policy to continuously refine our accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See Note 2.h to our audited financial statements included in the 2016 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,												For the six months ended June 30,
		2012		2013		2014		2015(7)		2016		2016		2016		2017		2017
		(Millions of pesos)(1)										(Millions of U.S. dollars) (1)(2)		(Millions of pesos)(1)				(Millions of U.S. dollars) (1)(2)
Interest income and similar income	Ps.	55,521	Ps.	55,386	Ps.	57,916	Ps.	64,204	Ps.	77,428	U.S.	3,755	Ps.	36,334	Ps.	47,190	U.S.	2,613
Interest expenses and similar charges		(21,639)		(19,539)		(20,305)		(21,178)		(28,245)		(1,370)		(12,607)		(19,953)		(1,105)
Net interest income		33,882		35,847		37,611		43,026		49,183		2,385		23,727		27,237		1,508
Dividend income		212		245		153		117		110		5		109		167		9
Fee and commission income (net)		11,685		12,844		13,373		14,083		14,382		697		7,182		7,660		424
Gains/(losses) on financial assets and liabilities (net)		1,265		3,281		2,619		2,489		3,847		187		1,350		2,045		113
Exchange differences (net)		(6)		—		(11)		6		2		—		(3)		9		—
Other operating income		628		787		487		457		450		22		281		246		14
Other operating expenses		(1,794)		(2,078)		(2,479)		(3,011)		(3,364)		(163)		(1,576)		(1,723)		(95)
Total income		45,872		50,926		51,753		57,167		64,610		3,133		31,070		35,641		1,973
Administrative expenses		(16,724)		(18,630)		(19,897)		(21,332)		(23,210)		(1,126)		(11,254)		(12,480)		(691)
Personnel expenses		(8,232)		(9,261)		(9,977)		(11,033)		(11,846)		(575)		(5,952)		(6,188)		(343)
Other general administrative expenses		(8,492)		(9,369)		(9,920)		(10,299)		(11,364)		(551)		(5,302)		(6,292)		(348)
Depreciation and amortization		(1,537)		(1,620)		(1,682)		(1,864)		(2,058)		(100)		(1,077)		(1,218)		(67)
Impairment losses on financial assets (net)(7)		(8,970)		(14,905)		(13,132)		(16,041)		(16,661)		(808)		(8,027)		(9,865)		(546)
Loans and receivables(3)		(8,970)		(14,905)		(13,132)		(16,041)		(16,661)		(808)		(8,027)		(9,865)		(546)
Impairment losses on other assets (net)(7)		(34)		(22)		(48)		—		—		—		(54)		(26)		(1)
Other intangible assets		—		—		—		—		—		—		—		—		—
Non-current assets held for sale		(34)		(22)		(48)		—		—		—		(54)		(26)		(1)
Provisions (net)(4)		680		(751)		(157)		270		(903)		(44)		(394)		(123)		(7)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)		1,743		31		8		7		20		1		1		2		—
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		135		(16)		(15)		91		71		3		27		58		3
Operating profit before tax		21,165		15,013		16,830		18,298		21,869		1,059		10,292		11,989		664
Income tax		(3,853)		(2,670)		(3,541)		(4,294)		(5,365)		(260)		(2,647)		(2,628)		(145)
Profit from continuing operations		17,312		12,343		13,289		14,004		16,504		799		7,645		9,361		519
Profit from discontinued operations (net)		132		1,938		—		—		—		—		—		—		—
Profit for the year/period	Ps.	17,444	Ps.	14,281	Ps.	13,289	Ps.	14,004	Ps.	16,504	U.S.	799	Ps.	7,645	Ps.	9,361	U.S.	519
Profit attributable to the Parent		17,443		14,279		13,288		14,003		16,504		799	Ps.	7,646		9,361		519
Profit attributable to non-controlling interests		1		2		1		1		—		—		(1)		—		—

Earnings per share from continuing and discontinued operations:
Basic earnings per share		2.57		2.11		1.96		2.07		2.43		0.12		1.13		1.38		0.08
Diluted earnings per share		2.57		2.11		1.96		2.06		2.43		0.12		1.13		1.38		0.08
Earnings per share from continuing operations:
Basic earnings per share		2.55		1.82		1.96		2.07		2.43		0.12		1.13		1.38		0.08
Diluted earnings per share(5)		2.55		1.82		1.96		2.06		2.43		0.12		1.13		1.38		0.08
Cash dividend per share (pesos) (6)		1.08		3.08		0.51		1.00		2.58				0.57		0.62
Cash dividend per share (U.S. dollar) (2)(6)		0.06		0.18		0.03		0.06		0.12		0.12		0.03		0.03		0.03
Weighted average shares outstanding		6,782,807		6,773,812		6,775,809		6,777,713		6,778,842		6,778,842		6,779,184		6,777,613		6,777,613
Dilutive effect of rights on shares(5)		13,401		12,583		10,586		8,682		7,553		7,553		7,211		8,782		8,782
Adjusted number of shares		6,796,208		6,786,395		6,786,395		6,786,395		6,786,395		6,786,395		6,786,395		6,786,395		6,786,395

______________________

(1)	Except per share amounts. Share amounts are presented in thousands of shares.

(2)	Results for the year ended December 31, 2016 and for the six months ended June 30, 2017, respectively, have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.20.6194 and Ps.18.0626, respectively, per U.S.$1.00 as calculated on December 30, 2016 and June 30, 2017, respectively, and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2017 for the year ended December 31, 2016 and on July 3, 2017, respectively, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(3)	Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(4)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 3. Operating and Financial Review and Prospects.”

(5)	To calculate diluted earnings per share, the amount of Profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to take into account all the dilutive effects relating to potential share issuances (share options, warrants and convertible debt instruments). See Note 5.2.ii to our audited financial statements included in the 2016 Form 20-F.

(6)	On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011. On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012. On August 30, 2013, we paid a dividend of Ps.3,950 million, equal to Ps.0.58 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid a dividend of Ps.4,900 million, equal to Ps.0.72 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid an extraordinary dividend of Ps.12,000 million, equal to Ps.1.77 per share. On December 29, 2014, we paid an extraordinary dividend of Ps.3,473 million, equal to Ps.0.51 per share. On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.52 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.48 per share. On May 27, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.57 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.2.01 per share. On May 30, 2017, we paid a dividend of Ps.4,234 million, equal to Ps.1.25 per share.

(7)	See Note 2.h to our audited financial statements included in the 2016 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of December 31,												As of June 30,
	2012		2013		2014		2015		2016		2016		2017		2017
	(Millions of pesos)										(Millions of U.S. dollars)(1)		(Millions of pesos)		(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	48,397	Ps.	49,681	Ps.	51,823	Ps.	59,788	Ps.	78,663	U.S.	3,815	Ps.	47,669	U.S.	2,639
Financial assets held for trading		198,250		176,907		208,371		328,117		343,797		16,673		249,115		13,792
Other financial assets at fair value through profit or loss		63,168		86,361		31,872		27,358		41,073		1,992		109,743		6,076
Available-for-sale financial assets		47,518		61,525		83,128		113,620		154,441		7,490		152,245		8,429
Loans and receivables		403,036		441,657		530,397		598,887		675,685		32,769		658,835		36,475
Hedging derivatives		300		300		4,740		12,121		15,003		728		14,868		823
Non-current assets held for sale		576		1,100		844		1,101		1,107		54		1,111		62
Tangible assets		4,113		4,767		5,262		5,551		5,694		276		5,601		310
Intangible assets		3,648		3,751		4,079		4,877		5,772		280		6,097		338
Tax assets		17,784		25,943		22,988		18,673		23,321		1,131		20,753		1,149
Other assets		6,242		5,826		6,479		5,942		6,419		312		7,649		423
Total assets	Ps.	793,032	Ps.	857,818	Ps.	949,983	Ps.	1,176,035	Ps.	1,350,975	U.S.	65,520	Ps.	1,273,686	U.S.	70,516

Liabilities
Financial liabilities held for trading	Ps.	141,101	Ps.	136,199	Ps.	136,805	Ps.	174,576	Ps.	268,190	U.S.	13,007	Ps.	236,663	U.S.	13,102
Other financial liabilities at fair value through profit or loss		71,192		76,025		108,784		204,829		133,738		6,486		85,372		4,726
Financial liabilities at amortized cost		458,856		528,184		579,125		659,186		806,125		39,095		811,612		44,933
Hedging derivatives		1,637		1,392		4,403		9,568		14,287		693		5,092		282
Provisions(2)		6,294		5,710		6,086		6,694		7,331		356		7,280		403
Tax liabilities		758		856		80		673		94		5		165		9
Other liabilities		13,582		16,934		12,413		10,849		13,924		675		14,309		793
Total liabilities	Ps.	693,420	Ps.	765,300	Ps.	847,696	Ps.	1,066,375	Ps.	1,243,689	U.S.	60,317	Ps.	1,160,493	U.S.	64,248

Shareholders’ equity
Share capital	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	U.S.	1,244	Ps.	25,658	U.S.	1,421
Share premium		11,415		11,415		11,415		11,415		11,415		554		11,415		632
Accumulated reserves		44,324		41,593		52,160		58,193		55,272		2,681		67,468		3,735
Profit for the year attributable to the Parent		17,443		14,279		13,288		14,003		16,504		799		9,361		519
Valuation adjustments		764		(436)		(244)		380		(1,574)		(76)		(720)		(40)
Non-controlling interests		8		9		10		11		11		1		11		1
Total equity		99,612		92,518		102,287		109,660		107,286		5,203		113,193		6,268
Total liabilities and equity	Ps.	793,032	Ps.	857,818	Ps.	949,983	Ps.	1,176,035	Ps.	1,350,975	U.S.	65,520	Ps.	1,273,686	U.S.	70,516

______________________

(1)	Balances as of December 31, 2016 and as of June 30, 2017 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.20.6194 and Ps.18.0626, respectively, per U.S.$1.00 as calculated on December 30, 2016 and June 30, 2017, respectively, and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2017 for the year ended December 31, 2016 and on July 3, 2017, respectively, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)	Includes provisions for pensions and similar obligations, provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 3. Operating and Financial Review and Prospects.”

SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of shares, branch and employee data) are presented in accordance with IFRS unless otherwise noted. Ratios and other data for the six month periods presented have not been annualized.

	As of and for the year ended December 31,					As of and for the six months ended June 30,
	2012	2013	2014	2015	2016	2016	2017
	(Millions of pesos or percentages, except per share, branch and employee data)
Profitability and performance
Net interest margin(1)	5.09%	5.29%	4.82%	4.89%	4.98%	4.91%	5.28%
Total margin(2)	6.84%	7.17%	6.52%	6.48%	6.43%	6.38%	6.75%
Return-on-average total assets (ROAA)(3)	2.24%	1.83%	1.43%	1.35%	1.50%	1.40%	1.63%
Return-on-average equity (ROAE)(4)	18.25%	14.16%	13.54%	13.22%	14.41%	13.67%	16.92%
Efficiency ratio(5)	39.81%	39.76%	41.70%	40.58%	39.11%	39.69%	38.43%
Net fee and commission income as a percentage of operating expenses(6)	63.99%	63.43%	61.97%	60.71%	56.92%	58.24%	55.92%
Yield on average interest-earning assets	8.29%	8.12%	7.39%	7.27%	7.82%	7.48%	9.09%
Average cost of interest-bearing liabilities	3.66%	3.26%	2.85%	2.61%	3.19%	2.88%	4.24%
Net interest spread	4.63%	4.86%	4.54%	4.66%	4.63%	4.60%	4.85%
Common stock dividend payout ratio(7)	41.85%	146.00%	26.14%	48.28%	105.84%	50.27%	45.23%
Average interest-earning assets(8)	669,697	682,420	783,865	883,073	989,671	971,852	1,038,802
Average interest-bearing liabilities(8)	590,861	598,484	713,105	812,614	885,957	874,491	941,723
Capital adequacy for the Bank
Total capital (Mexican Banking GAAP)(9)	76,197	86,531	96,517	103,639	109,238	110,628	111,303
Tier 1 capital (Mexican Banking GAAP)(9)	74,618	69,409	76,697	80,328	81,785	86,041	87,282
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	14.47%	12.79%	12.85%	12.10%	11.79%	16.46%	12.68%
Total capital to risk-weighted assets (Mexican Banking GAAP)(10)	14.78%	15.94%	16.17%	15.61%	15.74%	15.23%	16.17%
Asset quality
Non-performing loans as a percentage of total loans(11)	2.06%	3.81%	3.90%	3.56%	2.93%	3.15%	2.72%
Non-performing loans as a percentage of computable credit risk(11)(12)	1.92%	3.56%	3.66%	3.32%	2.66%	2.90%	2.48%
Loan charge-offs as a percentage of average total loans	2.45%	3.33%	3.10%	2.85%	3.48%	3.41%	3.60%
Loan charge-offs as a percentage of computable credit risk(12)	2.15%	2.94%	2.68%	2.42%	3.03%	3.01%	3.21%
Allowance for impairment losses as a percentage of average total loans(13)	2.80%	3.66%	3.49%	3.70%	3.10%	3.29%	3.09%
Allowance for impairment losses as a percentage of non-performing loans(11)(13)	128.08%	90.70%	82.46%	94.97%	101.64%	100.14%	111.04%
Allowance for impairment losses as a percentage of loan charge-offs(13)	114.34%	109.85%	112.49%	129.98%	89.21%	96.55%	85.85%
Allowance for impairment losses as a percentage of total loans(13)	2.64%	3.45%	3.22%	3.38%	2.98%	3.15%	3.02%
Liquidity
Liquid assets as a percentage of deposits(14)	56.48%	48.79%	47.32%	46.41%	38.99%	41.79%	35.03%
Total loans, net of allowance for impairment losses, as a percentage of deposits(15)	98.23%	98.45%	102.15%	72.35%	73.39%	71.08%	69.37%
Total loans as a percentage of total funding(16)	70.49%	67.86%	69.97%	65.17%	65.16%	71.22%	68.31%
Deposits as a percentage of total funding(15)(16)	69.86%	66.55%	66.29%	87.03%	86.14%	97.03%	95.50%
Operations
Offices(17)	1,142	1,234	1,322	1,354	1,364
Employees (full-time equivalent)	13,385	14,260	16,427	17,208	16,976

______________________

(1)	Net interest margin is defined as net interest income (including dividend income from equity investments) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets, which yield interest or similar income.

(2)	Total margin is defined as net interest income (including dividend income from equity investments) plus fee and commission income (net) over average interest-earning assets.

(3)	Calculated based upon the average daily balance of total assets.

(4)	Calculated based upon the average daily balance of equity, calculated based on annualized net income.

(5)	Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.

(6)	Net fee and commission income divided by administrative expenses plus depreciation and amortization.

(7)	Dividends paid per share divided by net income per share.

(8)	Average balance sheet data has been calculated based upon the sum of the daily average for each month in the applicable period.

(9)	“Total capital” and “Tier 1 capital” are calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

(10)	Tier 1 plus Tier 2 capital divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.

(11)	Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

See Note 2.h of our audited financial statements included in the 2016 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

(12)	Computable credit risk as of December 31, 2016 is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.599,528 million and guarantees and documentary credits amounting to Ps.62,065 million. For the six months ended June 30, 2017, computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.598,414 million and guarantees and documentary credits amounting to Ps.58,351 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(13)	Allowance for impairment losses were Ps.9,387 million, Ps.13,764 million, Ps.15,198 million, Ps.18,749 million, Ps.17,883 million, Ps.18,447 and Ps.18,092 as of December 31, 2012, 2013, 2014, 2015 and 2016 and June 30, 2016 and 2017, respectively. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

(14)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 3. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets. As of December 31, 2012, 2013, 2014, 2015 and 2016 and June 30, 2016 and 2017, we had a total amount of liquid assets of Ps.198,777 million, Ps.190,678 million, Ps.211,821 million, Ps.343,353 million, Ps.309,034 million, Ps.333,394 and Ps.293,067, respectively. For the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and June 30, 2016 and 2017, the average amounts outstanding were Ps.215,274 million, Ps.188,614 million, Ps.203,061 million, Ps.291,828 million, Ps.315,660 million, Ps.329,278 and Ps.298,242, respectively.

As of December 31, 2012, liquid assets were composed of the following: 24.3% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 45.7% debt instruments issued by the Mexican Government; and 30.0% debt instruments issued by the Mexican Central Bank.

As of December 31, 2013, liquid assets were composed of the following: 26.0% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 51.0% debt instruments issued by the Mexican Government; and 23.0% debt instruments issued by the Mexican Central Bank.

As of December 31, 2014, liquid assets were composed of the following: 24.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 31.6% debt instruments issued by the Mexican Government; and 43.9% debt instruments issued by the Mexican Central Bank.

As of December 31, 2015, liquid assets were composed of the following: 17.4% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 35.3% debt instruments issued by the Mexican Government; and 47.2% debt instruments issued by the Mexican Central Bank.

As of December 31, 2016, liquid assets were composed of the following: 25.4% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 41.9% debt instruments issued by the Mexican Government; and 32.7% debt instruments issued by the Mexican Central Bank.

As of June 30, 2016, liquid assets were composed of the following: 18.3% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 44.4% debt instruments issued by the Mexican Government; and 37.4% debt instruments issued by the Mexican Central Bank.

As of June 30, 2017, liquid assets were composed of the following: 16.3% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 58.0% debt instruments issued by the Mexican Government; and 25.7% debt instruments issued by the Mexican Central Bank.

(15)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 3. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

(16)	For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2012, 2013, 2014, 2015 and 2016 and June 30, 2016 and 2017, our deposits and repurchase agreements amounted to Ps.449,034 million, Ps.517,340 million, Ps.596,706 million, Ps.739,846 million, Ps.792,526 million, Ps.709,742 and Ps.764,397, respectively, and our marketable debt securities amounted to Ps.54,703 million, Ps.53,118 million, Ps.59,077 million, Ps.87,449 million, Ps.90,003 million, Ps.88,126 and Ps.78,749, respectively. For December 31, 2015 and 2016 and June 30, 2016 and 2017, our subordinated liabilities amounted to Ps.22,788 million, Ps.37,525 million, Ps.24,410 and Ps.32,884, respectively.

(17)	Includes branches (including branches with Select service), SME’s offices, SME’s branches, cash desks (ventanillas – including cash desk with Select service), Santander Select offices (including Centros Select, Espacios Select, box offices and corner Select) and Santander Select units (módulos).

Exchange Rates

Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies regarding the peso or that the peso will not depreciate or appreciate significantly in the future.

External macroeconomic factors, such as the normalization of U.S. monetary policy and the volatility in the global financial markets generated by the results of the 2016 U.S. presidential election, negatively affected the year-end 2016 exchange rate, resulting in a 19.54% depreciation of the peso against the U.S. dollar, from Ps.17.25 as of December 31, 2015 to Ps.20.62 as of December 31, 2016. During the first half of 2017, the peso appreciated 11.6% to Ps.18.06 as of June 30, 2017.

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank in the Official Gazette of the Federation as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. The rates shown below are in nominal pesos and have not been restated in constant currency units. No representation is made that the peso amounts referred to in this report on Form 6-K could have been or could be converted into U.S. dollars at any particular rate or at all. As of October 25, 2017, the exchange rate for U.S. dollars was Ps.19.08 per U.S. dollar.

Year	Low		High		Average(1)		Period End
2012	Ps.	12.63	Ps.	14.39	Ps.	13.14	Ps.	12.97
2013		11.98		13.44		12.87		13.08
2014		12.85		14.79		13.30		14.74
2015		14.56		17.38		15.88		17.25
2016		17.18		21.05		18.69		20.62

______________________

(1)	Average end-of-month exchange rates for 2012, 2013, 2014, 2015 and 2016, respectively.

Month	Low	High	Average(1)	Period End
April 2017	18.49	19.11	18.79	19.07
May 2017	18.42	19.14	18.76	18.69
June 2017	17.88	18.62	18.13	18.06
July 2017	17.49	18.36	17.83	17.86
August 2017	17.62	17.97	17.81	17.81
September 2017	17.64	18.20	17.84	18.16
October (through October 25)	18.21	19.20	18.74	19.08

______________________

(1)	Average daily exchange rates for April, May, June, July, August, September and October (through October 25) 2017.

Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos as of and for the six months ended June 30, 2017 have been so translated at an exchange rate of Ps.18.06 to U.S.$1.00, the exchange rate as calculated on June 30, 2017 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 3, 2017 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos as of and for the year ended December 31, 2016 at an exchange rate of Ps.20.62 to U.S.$1.00, the rate calculated on December 30, 2016 (the last business day in December) and published on January 2, 2017 in the Official Gazette as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

The Mexican economy has suffered balance-of-payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government, for more than ten years, has not restricted the ability of both Mexican and foreign individuals or entities to convert pesos into U.S. dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. dollars and other currencies would be adversely affected.

ITEM 2. SELECTED STATISTICAL INFORMATION

The following information for Grupo Financiero Santander Mexico is included for analytical purposes and is derived from, and should be read in conjunction with our audited financial statements included in the 2016 Form 20-F, with our unaudited condensed consolidated financial statements and related notes contained elsewhere herein and with the information under “Item 3. Operating and Financial Review and Prospects” included elsewhere in this report on Form 6-K.

Average balance sheet data has been calculated based upon the sum of daily average for each month in the applicable period. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated basis. We believe that the average data set forth herein accurately reflect in all material aspects our financial condition and results of operations at the date and for the periods specified.

Average Balance Sheet and Interest Rates

The following tables show our average balance sheet and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread,” we have stated average balances on a gross basis, before netting our allowance for impairment losses, except for the total average asset figures, which include such netting. All average data have been calculated using daily averages.

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for six months ended June 30,
	2016					2017
	Average balance(2)		Interest		Average nominal rate(3)	Average balance(2)		Interest		Average nominal rate(3)
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	35,788	Ps.	655	3.66%	Ps.	31,045	Ps.	997	6.42%
Total	Ps.	35,788	Ps.	655	3.66%	Ps.	31,045	Ps.	997	6.42%
Loans and advances to credit institutions
Pesos	Ps.	44,940	Ps.	823	3.66%	Ps.	66,536	Ps.	2,109	6.34%
Foreign currency(1)		27,292		96	0.70		71,537		316	0.88
Total	Ps.	72,232	Ps.	919	2.54%	Ps.	138,073	Ps.	2,425	3.51%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	425,212	Ps.	21,154	9.95%	Ps.	454,520	Ps.	26,491	11.66%
Foreign currency(1)		87,045		1,339	3.08		79,346		1,417	3.57
Total	Ps.	512,257	Ps.	22,493	8.78%	Ps.	533,866	Ps.	27,908	10.46%
Loans and advances to customers—credit cards
Pesos	Ps.	47,719	Ps.	5,483	22.98%	Ps.	51,060	Ps.	6,457	25.29%
Total	Ps.	47,719	Ps.	5,483	22.98%	Ps.	51,060	Ps.	6,457	25.29%
Debt instruments
Pesos	Ps.	271,694	Ps.	5,881	4.33%	Ps.	234,748	Ps.	7,392	6.30%
Foreign currency(1)		32,162		627	3.90		50,010		1,080	4.32
Total	Ps.	303,856	Ps.	6,508	4.28%	Ps.	284,758	Ps.	8,472	5.95%
Income from hedging operations
Pesos			Ps.	237				Ps.	855
Foreign currency(1)				—					—
Total			Ps.	237				Ps.	855
Other interest-earning assets
Pesos			Ps.	29				Ps.	52
Foreign currency(1)				10					24
Total			Ps.	39				Ps.	76
Total interest-earning assets
Pesos	Ps.	825,353	Ps.	34,262	8.30%	Ps.	837,909	Ps.	44,353	10.59%
Foreign currency(1)		146,499		2,072	2.83		200,893		2,837	2.82
Total	Ps.	971,852	Ps.	36,334	7.48%	Ps.	1,038,802	Ps.	47,190	9.09%

______________________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)	Average nominal rate is annualized by dividing the average nominal rate by 180 and multiplying by 360.

	IFRS for six months ended June 30,
	2016					2017
	Average balance(2)		Interest		Average nominal rate(3)	Average balance(2)		Interest		Average nominal rate(3)
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	19,769				Ps.	23,257
Foreign currency(1)		1,748					1,669
Total	Ps.	21,517				Ps.	24,926
Allowance for impairment losses
Pesos	Ps.	(17,236)				Ps.	(15,883)
Foreign currency(1)		(1,272)					(1,372)
Total	Ps.	(18,508)				Ps.	(17,255)
Tangible assets
Pesos	Ps.	8,737				Ps.	9,573
Total	Ps.	8,737				Ps.	9,573
Intangible assets
Pesos	Ps.	2,149				Ps.	2,263
Total	Ps.	2,149				Ps.	2,263
Other non-interest-earning assets
Pesos	Ps.	98,415				Ps.	85,707
Foreign currency(1)		4,562					2,635
Total	Ps.	102,977				Ps.	88,342
Total non-interest-earning assets
Pesos	Ps.	111,834				Ps.	104,917
Foreign currency(1)		5,038					2,932
Total	Ps.	116,872				Ps.	107,849
Total average assets
Pesos	Ps.	937,187	Ps.	34,262	7.31%	Ps.	942,826	Ps.	44,353	9.41%
Foreign currency(1)		151,537		2,072	2.73		203,825		2,837	2.78
Total	Ps.	1,088,724	Ps.	36,334	6.67%		Ps1,146,651	Ps.	47,190	8.23%

______________________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)	Average nominal rate is annualized by dividing the average nominal rate by 180 and multiplying by 360.

	IFRS for six months ended June 30,
	2016					2017
	Average balance(2)		Interest		Average nominal rate(3)	Average balance(2)		Interest		Average nominal rate (3)

	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	177,394	Ps.	3,487	3.93%	Ps.	108,137	Ps.	3,602		6.66%
Foreign currency(1)		25,951		116	0.89		25,398		183		1.44
Total	Ps.	203,345	Ps.	3,603	3.54%	Ps.	133,535	Ps.	3,785		5.67
Customer deposits— Demand accounts
Pesos	Ps.	245,542	Ps.	2,045	1.67%	Ps.	294,091	Ps.	3,810		2.59%
Foreign currency(1)		53,712		29	0.11		62,879		25		0.08
Total	Ps.	299,254	Ps.	2,074	1.39%	Ps.	356,970	Ps.	3,835		2.15%
Customer deposits—Savings accounts
Pesos	Ps.	8				Ps.	10
Total	Ps.	8				Ps.	10
Customer deposits— Time deposits
Pesos	Ps.	138,271	Ps.	2,424	3.51%	Ps.	154,371	Ps.	4,410		5.71%
Foreign currency(1)		25,509		43	0.34		51,612		176		0.68
Total	Ps.	163,780	Ps.	2,467	3.01%	Ps.	205,983	Ps.	4,586		4.45%
Customer deposits— Repurchase agreements
Pesos	Ps.	74,164	Ps.	1,317	3.55%	Ps.	90,633	Ps.	2,779		6.13%
Total	Ps.	74,164	Ps.	1,317	3.55%	Ps.	90,633	Ps.	2,779		6.13%
Subordinated debentures
Foreign currency(1)	Ps.	23,296	Ps.	712	6.11%	Ps.	25,094	Ps.	766		6.11%
Total	Ps.	23,296	Ps.	712	6.11%	Ps.	25,094	Ps.	766		6.11%
Marketable debt securities and other financial liabilities
Pesos	Ps.	35,882	Ps.	737	4.11%	Ps.	39,417	Ps.	1,318		6.69%
Foreign currency(1)		18,131		396	4.37		19,668		432		4.39
Total	Ps.	54,013	Ps.	1,133	4.20%	Ps.	59,085	Ps.	1,750		5.92%
Other liabilities
Pesos	Ps.	56,631	Ps.	1,035	3.66%	Ps.	70,413	Ps.	2,235		6.35%
Total	Ps.	56,631	Ps.	1,035	3.66%	Ps.	70,413	Ps.	2,235		6.35%
Expense from hedging operation
Pesos	Ps.	—	Ps.	110		Ps.	—			Ps.	37
Total	Ps.	—	Ps.	110		Ps.	—	Ps.	37
Other interest expense
Pesos	Ps.	—	Ps.	156		Ps.	—	Ps.	180
Total	Ps.	—	Ps.	156		Ps.	—	Ps.	180
Total interest-bearing liabilities
Pesos	Ps.	727,892	Ps.	11,311	3.11%	Ps.	757,072	Ps.	18,371		4.85%
Foreign currency(1)		146,599		1,296	1.77		184,651		1,582		1.71
Total	Ps.	874,491	Ps.	12,607	2.88%	Ps.	941,723	Ps.	19,953		4.24%

______________________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)	Average nominal rate is annualized by dividing the average nominal rate by 180 and multiplying by 360.

	IFRS for six months ended June 30,
	2016					2017
	Average balance(2)		Interest		Average nominal rate(3)	Average balance(2)		Interest		Average nominal rate(3)
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	Ps.	34,321				Ps.	20,140
Foreign currency(1)		16					22
Total	Ps.	34,337				Ps.	20,162
Other liabilities—non-interest-bearing
Pesos	Ps.	68,020				Ps.	60,602
Foreign currency(1)		60					13,512
Total	Ps.	68,080				Ps.	74,114
Total equity
Pesos	Ps.	111,816				Ps.	110,652
Total	Ps.	111,816				Ps.	110,562
Total non-interest-bearing liabilities and equity
Pesos	Ps.	214,157				Ps.	191,394
Foreign currency(1)		76					13,534
Total	Ps.	214,233				Ps.	204,928
Total liabilities and equity
Pesos	Ps.	942,049	Ps.	11,311	2.40%	Ps.	948,466	Ps.	18,371	3.87%
Foreign currency(1)		146,675		1,296	1.77		198,185		1,582	1.60
Total	Ps.	1,088,724	Ps.	12,607	2.32%	Ps.	1,146,651	Ps.	19,953	3.48%

______________________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)	Average nominal rate is annualized by dividing the average nominal rate by 180 and multiplying by 360.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the six months ended June 30, 2017 compared to the six months ended June 30, 2016. We have calculated volume variances based on movements in average balances over the period and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the six months ended June 30, 2017 and 2016
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(152)	Ps.	494	Ps.	342
Total	Ps.	(152)	Ps.	494	Ps.	342
Loans and advances to credit institutions
Pesos	Ps.	685	Ps.	601	Ps.	1,286
Foreign currency(1)		195		25		220
Total	Ps.	880	Ps.	626	Ps.	1,506
Loans and advances to customers—excluding credit cards
Pesos	Ps.	1,708	Ps.	3,629	Ps.	5,337
Foreign currency(1)		(137)		215		78
Total	Ps.	1,571	Ps.	3,844	Ps.	5,415
Loans and advances to customers—credit cards
Pesos	Ps.	422	Ps.	552	Ps.	974
Total	Ps.	422	Ps.	552	Ps.	974
Debt instruments
Pesos	Ps.	(1,163)	Ps.	2,674	Ps.	1,511
Foreign currency(1)		385		68		453
Total	Ps.	(778)	Ps.	2,742	Ps.	1,964
Income from hedging operations
Pesos	Ps.	618	Ps.	—	Ps.	618
Foreign currency(1)		—		—		—
Total	Ps.	618	Ps.	—	Ps.	618
Other interest-earning assets
Pesos	Ps.	23	Ps.	—	Ps.	23
Foreign currency(1)		14		—		14
Total	Ps.	37	Ps.	—	Ps.	37
Total interest-earning assets
Pesos	Ps.	2,141	Ps.	7,950	Ps.	10,091
Foreign currency(1)		457		308		765
Total	Ps.	2,598	Ps.	8,258	Ps.	10,856

______________________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the six months ended June 30, 2017 and 2016
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	(2,307)	Ps.	2,422	Ps.	115
Foreign currency(1)		(4)		71		67
Total	Ps.	(2,311)	Ps.	2,493	Ps.	182
Customer deposits—Demand accounts
Pesos	Ps.	629	Ps.	1,136	Ps.	1,765
Foreign currency(1)		4		(8)		(4)
Total	Ps.	633	Ps.	1,128	Ps.	1,761
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	460	Ps.	1,526	Ps.	1,986
Foreign currency(1)		89		44		133
Total	Ps.	549	Ps.	1,570	Ps.	2,119
Customer deposits—Repurchase agreements
Pesos	Ps.	505	Ps.	957	Ps.	1,462
Foreign currency(1)		—		—		—
Total	Ps.	391	Ps.	957	Ps.	1,462
Subordinated debentures
Foreign currency(1)	Ps.	55	Ps.	(1)	Ps.	54
Total	Ps.	55	Ps.	(1)	Ps.	54
Marketable debt securities and other financial liabilities
Pesos	Ps.	118	Ps.	463	Ps.	581
Foreign currency(1)		34		2		36
Total	Ps.	152	Ps.	465	Ps.	617
Other liabilities
Pesos	Ps.	437	Ps.	763	Ps.	1,200
Foreign currency(1)		—		—		—
Total	Ps.	437	Ps.	763	Ps.	1,200
Expense from hedging operations
Pesos	Ps.	24	Ps.	—	Ps.	24
Foreign currency(1)		—		—		—
Total	Ps.	24	Ps.	—	Ps.	24
Other interest expense
Pesos	Ps.	(73)	Ps.	—	Ps.	(73)
Foreign currency(1)		—		—		—
Total	Ps.	(73)	Ps.	—	Ps.	(73)
Total interest-bearing liabilities
Pesos	Ps.	(207)	Ps.	7,267	Ps.	7,060
Foreign currency(1)		178		108		286
Total	Ps.	(29)	Ps.	7,375	Ps.	7,346

______________________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	Six months ended June 30,
	2016		2017
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	825,353	Ps.	837,909
Foreign currency(1)		146,499		200,893
Total	Ps.	971,852	Ps.	1,038,802
Net interest income
Pesos	Ps.	22,951	Ps.	25,982
Foreign currency(1)		776		1,255
Total	Ps.	23,727	Ps.	27,237
Gross yield(2)
Pesos		8.30%		10.59%
Foreign currency(1)		2.83		2.82
Total		7.48%		9.09%
Net yield(3)
Pesos		5.56%		6.20%
Foreign currency(1)		1.06		1.25
Total		4.88%		5.24%
Yield spread(4)
Pesos		5.19%		5.74%
Foreign currency(1)		1.06		1.11
Total		4.60%		4.85%

______________________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Return-on-average Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS
	Six months ended June 30,
	2016	2017
	(Percentages)
Return-on-average Equity and Assets
ROAA: Return-on-average total assets	1.40%	1.63%
ROAE: Return-on-average equity	13.67%	16.92%
Dividend pay-out ratio(1)	50.28%	45.23%
Average equity as a percentage of average total assets	10.27%	9.65%

______________________

(1)	Dividends declared per share divided by net income per share. On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.52 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.48 per share. On May 27, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.57 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.2.01 per share. On May 30, 2017, we paid a dividend of Ps.4,234 million, equal to Ps.1.25 per share.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	Six months ended June 30,
	2016	2017
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	3.68%	2.99%
Loans and advances to credit institutions	7.43	13.29
Loans and advances to customers–excluding credit cards	52.71	51.39
Loans and advances to customers–credit cards	4.91	4.92
Debt instruments	31.27	27.41
Total interest-earning assets	100.00%	100.00%

Investment Securities

At December 31, 2016 and June 30, 2017, the book value of our investment securities was Ps.309.8 billion and Ps.287.7 billion, respectively (representing 22.9% and 22.6% of our total assets at such dates). Mexican government securities and instruments issued by the Mexican Central Bank represented and Ps.230 billion, or 74.4%, of our investment securities at December 31, 2016 and Ps.245 billion, or 85.3%, of our investment securities at June 30, 2017. For a discussion of how we value our investment securities, see Note 2.d to our audited financial statements included in the 2016 Form 20-F.

The following table shows the book value of our investment securities by type of counterparty at each of the dates indicated. As of December 31, 2016 and as of June 30, 2017, Ps.113.9 billion and Ps.117.3 billion, of our available-for-sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank.

As of December 31, 2016 and June 30, 2017, the aggregate book value of our debt instruments issued by the Mexican government, excluding instruments issued by the Mexican Central Bank, was equal to 120.6% and 150.20%, of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 94.08% and 66.59% of our total equity, respectively.

	IFRS
	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos)		(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	129,434	Ps.	170,020
Debt instruments issued by the Mexican Central Bank		100,937		75,378
Foreign government debt securities		65,286		29,358
Debt instruments issued by private sector		11,843		11,125
Total debt instruments		307,500		285,881
Total equity securities		2,303		1,790
Total investment securities	Ps.	309,803	Ps.	287,671

The following table analyzes the expected maturities of our debt investment securities (before impairment allowance) and the weighted average yield at June 30, 2017.

	Maturity as of June 30, 2017
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years		Average yield	More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	81,732	6.75%	Ps.	51,827	5.36%	Ps.	27,915	6.68%	Ps.	8,546	6.55%	Ps.	170,020
Debt instruments issued by the Mexican Central Bank		5,868	6.87%		59,381	6.87%		10,129	6.85%		—	0.00%		75,378
Foreign government debt securities		16,488	8.68%		12,870	9.24%		—	0.00%		—	0.00%		29,358
Debt instruments issued by the private sector		5,151	7.40%		5,365	7.40%		609	6.85%		—	0.00%		11,125
Total debt instruments	Ps.	109,239	7.43%	Ps.	129,443	7.22%	Ps.	38,653	6.79%	Ps.	8,546	6.55%	Ps.	285,881

Loans and Advances to Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos)		(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	96	Ps.	74
Call money transactions granted		1,062		—
Reverse repurchase agreements		37,831		104,366
Guarantee deposits—collateral delivered		51,414		24,427
Other demand accounts		3,979		15,192
Reciprocal accounts		26,017		27,213
Total	Ps.	120,399	Ps.	171,272

Loan Portfolio

At December 31, 2016 and June 30, 2017 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.599,528 million and Ps.598,414 million, respectively, representing 44.4% and 47.0%, of our total assets at such dates, respectively. Loans and advances to customers, net of allowance for impairment losses equaled Ps.581,645 million and Ps.580,322 million at December 31, 2016 and at June 30, 2017, respectively, representing 43.1% and 45.6% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.140,658 million and Ps.131,708 million at December 31, 2016 and June 30, 2017, respectively. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history. The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

Types of Loans by Type of Customer

The following tables analyze our loans and advances to customers (excluding reverse repurchase agreements), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group, and as managed and monitored by the board of directors of Banco Santander Mexico through the Comprehensive Risk Management Committee. Our credit approval processes for each category of loan are structured primarily around our business segments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Credit Risk” in the 2016 Form 20-F for details on our credit approval policies.

	IFRS
	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos)		(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	57,022	Ps.	49,751
Commercial, financial and industrial		309,213		313,920
Mortgage		132,414		130,870
Installment loans to individuals		100,879		103,873
Revolving consumer credit card loans		51,537		52,127
Non-revolving consumer loans		49,342		51,746
Total loans and advances to customers		599,528		598,414
Allowance for impairment losses		(17,883)		(18,092)
Loans net of allowance for impairment losses	Ps.	581,645	Ps.	580,322

______________________

The following table shows the percentage of our non-performing loans as a percentage of our total loans by type of customer, as of the dates indicated.

	IFRS
	As of December 31,	As of June 30,
	2016	2017
	(Percentages)	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer(1)
Commercial, financial and industrial	2.2	1.8
Mortgage	5.1	4.8
Installment loans to individuals	3.9	4.0
Revolving consumer credit card loans	3.8	4.0
Non-revolving consumer loans	4.1	4.1
Total	2.9%	2.7%

______________________

(1) Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits.  Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i to our audited financial statements included in the 2016 Form 20-F for more details on the classification of impaired loans.

See Note 2.h to our audited financial statements included in the 2016 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of June 30, 2017.

	IFRS as of June 30, 2017
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	16,328	5.73%	Ps.	18,062	9.50%	Ps.	15,361	12.44%	Ps.	49,751	8.31%
Commercial, financial and industrial		218,409	76.68		76,855	40.44%		18,656	15.11%		313,920	52.46%
Mortgages		16,380	5.75%		37,647	19.81%		76,843	62.21%		130,870	21.87%
Installment loans to individuals		33,730	11.84%		57,495	30.25%		12,648	10.24%		103,873	17.36%
Revolving consumer credit card loans		13,417	4.71%		26,077	13.72%		12,633	10.23%		52,127	8.71%
Non-revolving consumer loans		20,313	7.13%		31,418	16.53%		15	0.01%		51,746	8.65%
Total loans		284,847	100.00%		190,059	100.00%		123,508	100.00%		598,414	100.00%
Allowance for impairment losses											(18,092)
Loans net of allowance for impairment losses	Ps.	284,847		Ps.	190,059		Ps.	123,508		Ps.	580,322

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2016 and June 30, 2017.

	IFRS
	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos)		(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	212,456	Ps.	217,993
Floating interest rate		387,072		380,421
Total	Ps.	599,528	Ps.	598,414

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recorded on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented. In general, the total interest that we received on our restructured loans during the six months ended June 30, 2016 and June 30, 2017 was greater than the amount of non-accrued interest based on the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	Six months ended June 30,
	2016		2017
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	544	Ps.	617
Restructured loans(1)		226		217
Interest received:
Non-accrual loans(1)	Ps.	199	Ps.	162
Restructured loans(1)		243		219

______________________

(1)	These amounts do not include non-accrued interest based on contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

The restructured loans referred to in the tables above comprise non-performing loans that have been renegotiated. However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. See Note 12.e to our audited financial statements included in the 2016 Form 20-F for additional information about our renegotiated loans.

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Commercial	Ps.	9,674	Ps.	12,144
Consumer		641		623
Mortgage		3,628		2,614
Credit card		1,331		1,238
Total	Ps.	15,274	Ps.	16,619

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries.

	IFRS
	Six months ended June 30,
	2016		2017
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of the period	Ps.	18,749	Ps.	17,883
Impairment losses on loans and receivables(1)		9,209		10,922
Others		42		(176)
Charge-offs against allowance for impairment losses		(9,553)		(10,537)
Allowance for impairment losses at end of the period	Ps.	18,447	Ps.	18,092

______________________

(1)	The amount of impairment losses on financial assets—Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.1,182 million in the six months ended June 30, 2016 and Ps.1,057 million in the six months ended June 30, 2017 is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and charge-offs against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	Six months ended June 30,
	2016		2017
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(431)	Ps.	(667)
Mortgage		(629)		(178)
Installment loans to individuals		(553)		(633)
Revolving consumer credit card loans		(361)		(413)
Non-revolving consumer loans		(192)		(220)
Expenses paid to recovery agencies		431		421
Total recoveries of loans previously charged off	Ps.	(1,182)	Ps.	(1,057)

	IFRS
	Six months ended June 30,
	2016		2017
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	2,730	Ps.	3,528
Mortgage		499		891
Installment loans to individuals		5,980		6,503
Revolving consumer credit card loans		3,180		3,797
Non-revolving consumer loans		2,800		2,706
Total impairment losses on loans and receivables(1)	Ps.	9,209	Ps.	10,922

______________________

(1)	The amount of impairment losses on financial assets—Loans and receivables reduced by loans recovered, net of legal expenses for an amount of Ps.1,182 million in the six months ended June 30, 2016 and Ps.1,057 million in the six months ended June 30, 2017, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

	IFRS
	Six months ended June 30,
	2016		2017
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses(1)
Commercial, financial and industrial	Ps.	3,459	Ps.	3,055
Mortgage		773		1,245
Installment loans to individuals		5,321		6,237
Revolving consumer credit card loans		3,016		3,564
Non-revolving consumer loans		2,305		2,673
Total charge-offs against allowance for impairment losses	Ps.	9,553	Ps.	10,537

______________________

(1)	See Note 5.b) to our unaudited condensed consolidated financial statements.

The tables below show a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	As of December 31,			As of June 30,
	2016		% of total allowance	2017		% of total allowance
	(Millions of pesos, except percentages)			(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	6,463	36.14%	Ps.	6,936	38.34%
Mortgage		2,445	13.67		1,915	10.58
Installment loans to individuals		8,975	50.19		9,241	51.08
Revolving consumer credit card loans		4,942	27.64		5,174	28.60
Non-revolving consumer loans		4,033	22.55		4,067	22.48
Total	Ps.	17,883	100.00%	Ps.	18,092	100.00%

Impaired Loans

The following tables show our impaired loans.

	IFRS
	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos, except percentages)		(Millions of pesos, except percentages)
Impaired Loans(1)
Non-performing loans	Ps.	17,595	Ps.	16,293
Non-performing loans as a percentage of total loans		2.93%		2.72%
Loan charge-offs as a percentage of average total loans		3.48%		1.80%

______________________

(1)	Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements included in the 2016 Form 20-F for more details on the classification of impaired loans.

See Note 2.h of our audited financial statements included in the 2016 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	Six months ended June 30,
	2016		2017
	(Millions of pesos)
Movement of impaired loans(1)
Beginning balance	Ps.	19,742	Ps.	17,595
Additions		15,828		15,524
Transfers to performing loans		(7,596)		(6,289)
Charge-off		(9,553)		(10,537)
Balance at period end	Ps.	18,421	Ps.	16,293

______________________

(1)	Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements included in the 2016 Form 20-F for more details on the classification of impaired loans.

See Note 2.h of our audited financial statements included in the 2016 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	661,593	Ps.	656,765
Non-performing loans(2)		17,595		16,293
Commercial, financial and industrial		6,842		5,780
Mortgage		6,778		6,324
Installment loans to individuals		3,975		4,189
Revolving consumer credit card loans		1,952		2,064
Non-revolving consumer loans		2,023		2,125
Allowance for impairment losses		17,883		18,092
Ratios
Non-performing loans to computable credit risk(1)		2.66%		2.48%
Coverage ratio(3)		101.64%		111.04%
Loan charge-off ratio (4)		3.03%		1.60%

______________________

(1)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.599,528 million and Ps.598,414 million, respectively and guarantees and documentary credits amounting to Ps.62,065 million and Ps.58,351 million, respectively. When guarantees or documentary credits are contracted, we record as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements included in the 2016 Form 20-F for more details on the classification of impaired loans.

(3)	Allowance for impairment losses as a percentage of non-performing loans.

(4)	Loan charge-offs as percentage of computable credit risk.

Liabilities

Deposits

The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	IFRS
	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos)		(Millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	10,310	Ps.	32,431
Repurchase agreements		40,634		58,363
Time deposits		31,545		27,535
Other accounts		57,397		29,827
Accrued interest		70		34
Total deposits from Mexican Central Bank and credit institutions	Ps.	139,956	Ps.	148,190
Customer deposits
Current accounts		403,312		424,851
Savings accounts		—		—
Other deposits		27,696		23,028
Time deposits		140,215		152,777
Repurchase agreements		80,769		14,834
Accrued interest		578		717
Total customer deposits	Ps.	652,570	Ps.	616,207
Total deposits	Ps.	792,526	Ps.	764,397

Short-Term Borrowings

The following table shows our short-term borrowings including securities that we sold under repurchase agreements for the purposes of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	Six months ended June 30,
	2016			2017
	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31	Ps.	112,155	3.00%	Ps.	73,198	6.79%
Average during period		178,823	2.93		167,669	6.28
Maximum month-end balance		210,660	3.00		199,054	6.79
Short positions:
At December 31(1)	Ps.	73,021	3.12%	Ps.	104,103	6.84%
Average during period		76,392	3.23		71,073	6.50
Maximum month-end balance		119,125	3.41		99,320	6.84
Total short-term borrowings at period end	Ps.	185,176	3.06%	Ps.	177,301	6.82%

______________________

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See Note 9.b) of our unaudited condensed consolidated financial statements.

ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Principal Factors Affecting Our Financial Condition and Results of Operations

All of our operations are located in Mexico. Consequently, our results of operations and our financial condition are strongly affected by the general economic environment and political conditions existing in Mexico and the applicable regulations.

Economic Environment

In 2016, the Mexican economy grew at an annual GDP growth rate of 2.3%, supported mainly by domestic demand. The peso depreciated 18.82% against the U.S. dollar and inflation reached 3.4%, during the year. The sharp drop in global oil prices and the significant reduction of oil production in Mexico, together with the increase of interest rates in the U.S. and Mexico and global economic uncertainty increased and will continue to affect the volatility in the foreign exchange market.

In the first half of 2017, the Mexican economy grew at an annual GDP growth rate of 3.0% in seasonally adjusted terms (and 2.3% in non-adjusted terms), supported resilient domestic consumption and a strengthening of external demand. During this period, the peso appreciated 11.6% against the U.S. dollar, as the depreciation that followed the presidential election in the United States was reversed. Inflation reached 6.31%, due to the delayed effect of exchange rate depreciation and a hike in domestic fuel prices at the start of the year. Monetary policy responded promptly, with a 125 basis points increase in the target rate. The increase in inflation is expected to be temporary, given the monetary policy response, the one-off nature of fuel price increases and the fact that the exchange rate decreased relative to its maximum levels. Any change in the United States’ trade and immigration policies with respect to Mexico, could have a material adverse effect on the Mexican economy.

Effects of Changes in Interest Rates

Interest rates are sensitive to many factors beyond our control such as, among others, the then prevailing financial, economic and political conditions in Mexico and abroad, the monetary and fiscal policies of the Mexican Central Bank and the Mexican federal government, increased regulation of the financial sector and the level of competition among financial services providers.

During 2016, the Mexican Central Bank increased the target rate by 250 basis points, closing the year at a level of 5.75%, and during the first half of 2017, the Mexican Central Bank increased the target rate by 125 basis points, closing at a level of 7.0%

Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin (“NIM”). This effect is reflected in the current levels of NIM consumption, which show that a 100 basis points shift in the interest rate curve would result in an increase in the NIM, and a 100 basis points decrease in the interest rate curve would result in a decrease in the NIM. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books)” in the 2016 Form 20-F.

Critical Accounting Policies

For more information, please see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2016 Form 20-F and notes 1.c and 2 of our unaudited condensed consolidated financial statements.

Application of New and Revised IFRS

In 2016, we applied a new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2016. These revised standards have had no material impact on the disclosures or on the amounts recognized in our unaudited condensed consolidated financial statements. See Note 1.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

A.       Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements as of June 30, 2016 and 2017 and for the six month periods ended June 30, 2016 and 2017, and the notes thereto, included elsewhere in this report on Form 6-K, our audited financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016, and the notes thereto, included in the 2016 Form 20-F, as well as the information presented under “Presentation of Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements because of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in the 2016 Form 20-F.

Results of Operations for the Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

The following table presents our consolidated results of operations for the six months ended June 30, 2017 and 2016.

	Six months ended June 30,			Variation
	2016	2017	2017	2017/2016
	(Millions of pesos)		(Millions of U.S. dollars)(1)	(% Change)
Interest income and similar income	36,334	47,190	2,613	29.88%
Interest expenses and similar charges	(12,607)	(19,953)	(1,105)	58.27%
Net Interest Income	23,727	27,237	1,508	14.79%
Dividend income	109	167	9	53.21%
Fee and commission income (net)	7,182	7,660	424	6.66%
Gains/(losses) on financial assets and liabilities (net)	1,350	2,045	113	51.48%
Exchange differences (net)	(3)	9	—	(400%	)
Other operating income	281	246	14	(12.46%	)
Other operating expenses	(1,576)	(1,723)	(95)	9.33%
Total Income	31,070	35,641	1,973	14.71%
Administrative expenses	(11,254)	(12,480)	(691)	10.89%
Personnel expenses	(5,952)	(6,188)	(343)	3.97%
Other general administrative expenses	(5,302)	(6,292)	(348)	18.67%
Depreciation and amortization	(1,077)	(1,218)	(67)	13.09%
Impairment losses on financial assets (net)	(8,027)	(9,865)	(546)	22.90%
Loans and receivables	(8,027)	(9,865)	(546)	22.90%
Impairment losses on other assets (net):	(54)	(26)	(1)	(51.85%	)
Other intangible assets	—	—	—	—
Non-current assets held for sale	(54)	(26)	(1)	(51.85%	)
Provisions (net)(2)	(394)	(123)	(7)	(68.78%	)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	1	2	—	100%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	27	58	3	114.81%
Operating Profit Before Tax	10,292	11,989	664	16.49%
Income tax	(2,647)	(2,628)	(145)	(0.72%	)
Profit from Continuing Operations	7,645	9,361	519	22.45%
Profit from Discontinued Operations (net)	—	—		—
Profit for the Year	7,645	9,361	519	22.45%
Profit attributable to the Parent	7,646	9,361	519	22.43%
Profit attributable to non-controlling interests	(1)	—	—	(100%	)

______________________

(1)	Results for the six months ended June 30, 2017 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.18.0626 per U.S.$1.00 as calculated on June 30, 2017 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 3, 2017 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See Note 10 to our unaudited condensed consolidated financial statements.

Summary

Profit for the six months ended June 30, 2017 was Ps.9,361 million, a 22.4%, or Ps.1,716 million increase, from Ps.7,645 million for the six months ended June 30, 2016. These results reflect mainly:

•	a Ps.3,510 million, or 14.8%, increase in net interest income due primarily to higher interest income from the loan portfolio and from debt instruments, which resulted from our heightened focus on profitability and a high interest rate environment;

•	a Ps.695 million, or 51.5%, increase in gains on financial assets and liabilities (net), mainly resulting from an increase in exchange rate products, partially offset by a decrease in interest rate products;

•	a Ps.478 million, or 6.7%, increase in net income from fees and commissions (net) mainly resulting from increases in: (i) financial advisory service fees, (ii) collection and payment service fees, (iii) service charges on deposits accounts, (iv) credit and debit card fees and (v) fund management fees.

•	a Ps.271 million, or 68.8% decrease in provisions (net) mainly related to decreased provisions for legal and tax contingencies and lower requirements for provisions for off-balance sheet risk, accompanying a decrese in our outstanding off-balance credit commitments; and

•	a Ps.19 million, or 0.7% decrease in income tax that resulted in a 21.9% effective tax rate in the six month ended June 30, 2016 as compared to 25.7% in the six month ended June 30, 2015, primarily explained by higher inflation during the six months ended June 30, 2017 as compared to the six months ended June 30, 2016.

These positive results were partially offset by:

•	a Ps.1,226 million, or 10.9%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in technology and systems, advertising and communication expenses, maintenance, surveillance and cash courier services, rents, taxes other than income tax and administrative services;

•	a Ps.1,838 million, or 22.9%, increase in impairment losses on loans and receivables (net), principally because of: (i) the recognition of a Ps.359 million loss, which resulted from the sale of a portion of the legacy ING past due portfolio during the first quarter of 2017, a portfolio that was close to be written down; (ii) the recognition of a Ps.655 million loss, which resulted from the sale of a portion of the legacy homebuilders past due portfolio during the second quarter of 2017 and (iii) business volume growth across all segments, mainly in our SMEs and mid-market segments and our revolving consumer credit card loan portfolio; and

•	a Ps.182 million, or 14.1%, increase in other expenses (net), mainly due to higher contributions to the IPAB, resulting from an increase in customer deposits; and

•	a Ps.141 million, or 13.1%, increase in depreciation and amortization due to an increase in investments in technology.

During the six months ended June 30, 2017, we continued to direct our efforts to strengthen client attraction and loyalty, using a strategy of transformation and innovation. The Bank pursued multiple actions throughout the period such as (i) upgrading technological platforms and infrastructure to offer customers innovative and quality services that satisfy their dynamic demands, (ii) strengthening our position in the retail segment by attracting new high-potential customers, retaining existing customers through transactional products and becoming their primary bank by launching new commercial actions and transactional products, and (iii) organically increasing of our market share in key business lines, such as mid-market and SMEs. Among our new products, we launched the Santander Plus program, which rewards the loyalty of current and new customers and the Santander-Aeromexico co-branded credit card. As of June 30, 2017 more than 1.9 million customers have signed up for the Santander Plus program, of which 52% are new customers and more than 600,000 Santander-Aeromexico co-branded credit cards were issued, of which 38% were to new customers.

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.36,790 million, or 78.0% of our total interest and similar income in the six months ended June 30, 2017, with the remaining interest income of Ps.10,400 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income. Interest income and similar income increased by Ps.10,856 million, or 29.9%, in the six months ended June 30, 2017 compared to the six months ended June 30, 2016.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In the six months ended June 30, 2017, interest expense on customer deposits was Ps.11,200 million, representing 56.1% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.4,586 million, Ps.3,835 million and Ps.2,779 million, respectively, in the six months ended June 30, 2017, representing 23.0%, 19.2% and 13.9% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.3,785 million, representing 19.0% of our total interest expense in the six months ended June 30, 2017, while interest expense on subordinated debentures was Ps.766 million, representing 3.8% of our total interest expense in the six months ended June 30, 2017. Finally, interest expense on other liabilities, marketable debt securities and other financial liabilities, other interest expenses and expenses from hedging operations were Ps.2,235 million, Ps.1,750 million, Ps.180 million and Ps.37 million, respectively and represented 11.2%, 8.8%, 0.9% and 0.2%, of our total interest expenses in the six months ended June 30, 2017, respectively. Interest expenses and similar charges increased by Ps.7,365 million, or 58.3%, in the six months ended June 30, 2017 compared to the six months ended June 30, 2016.

Our net interest income in the six months ended June 30, 2017 was Ps.27,237 million, a Ps.3,510 million, or 14.8%, increase from Ps.23,727 million in the six months ended June 30, 2016. This increase was mainly due to an increase in average total interest-earning assets, caused principally by higher interest income from the loan portfolio due to our heightened focus on profitability and a high interest rate environment and debt instruments. This increase was partially offset by an increase in our interest expense, mainly due to higher interest paid on customer deposits and deposits from the Mexican Central Bank and credit institutions, which include repurchase agreements of governmental bonds with financial institutions.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in the six months ended June 30, 2016 and 2017.

	Six months ended June 30,				Variation
	2016		2017		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	655	Ps.	997	Ps.	342	52.21%
Loans and advances to credit institutions		919		2,425		1,506	163.87%
Loans and advances to customers—excluding credit cards		22,493		27,908		5,415	24.07%
Loans and advances to customers—credit cards		5,483		6,457		974	17.76%
Debt instruments		6,508		8,472		1,964	30.18%
Income from hedging operations		237		855		618	260.76%
Other interest income		39		76		37	94.87%
Total	Ps.	36,334	Ps.	47,190	Ps.	10,856	29.88%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(3,603)	Ps.	(3,785)		(182)	5.05%
Customer deposits—Demand accounts		(2,074)		(3,835)		(1,761)	84.91%
Customer deposits—Time deposits		(2,467)		(4,586)		(2,119)	85.89%
Customer deposits—Repurchase agreements		(1,317)		(2,779)		(1,462)	111.01%
Subordinated debentures		(712)		(766)		(54)	7.58%
Marketable debt securities and other financial liabilities		(1,133)		(1,750)		(617)	54.46%
Other liabilities		(1,035)		(2,235)		(1,200)	115.94%
Expenses from hedging operations		(110)		(37)		73	(66.36%	)
Other interest expenses		(156)		(180)		(24)	15.38%
Total	Ps.	(12,607)	Ps.	(19,953)		(7,346)	58.27%
Net interest income	Ps.	23,727	Ps.	27,237		(3,510)	14.79%

The following table sets forth the components of our average loans and advances to customers for the six months ended June 30, 2016 and 2017.

	Six months ended June 30,				Variation
	2016		2017		Amount	(% Change)
	(Millions of pesos)				(Millions of pesos)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	345,453	Ps.	358,120	12,667	3.67%
Mortgage		121,840		126,847	5,007	4.11%
Installment loans to individuals		92,683		99,959	7,276	7.85%
Revolving consumer credit card loans		47,718		51,061	3,346	7.01%
Non-revolving consumer loans		44,965		48,898	3,933	8.75%
Total	Ps.	559,976	Ps.	584,926	24,950	4.46%

Average total interest-earning assets were Ps.1,038,802 million in the six months ended June 30, 2017, a 6.9% or Ps.66,950 million increase from Ps.971,852 million in the six months ended June 30, 2016. This increase was due to (i) an increase in the average volume of loans and advances to credit institutions of Ps.65,841 million, or 91.2%, from Ps.72,232 million in the six months ended June 30, 2016 to Ps.138,073 million in the six months ended June 30, 2017, (ii) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.21,609 million, or 4.2%, from Ps.512,257 million in the six months ended June 30, 2016 to Ps.533,866 million in the six months ended June 30, 2017, and (iii) an increase in the average volume of revolving consumer credit card loans of Ps.3,341 million, or 7.0%, from Ps.47,719 million in the six months ended June 30, 2016, to Ps.51,060 million in the six months ended June 30, 2017. These increases were partly offset by (i) a decrease in the average balance of debt instruments of Ps.19,098 million, or 6.3%, from Ps.303,856 million in the six months ended June 30, 2016 to Ps.284,758 million in the six months ended June 30, 2017, and (ii) a Ps.4,743 million, or 13.3%, decrease in the average balance of cash and balances with the Mexican Central Bank, from Ps.35,788 million in the six months ended June 30, 2016 to Ps.31,045 million in the six months ended June 30, 2017.

Interest income and similar income from interest-earning assets increased by Ps.10,856 million, or 29.9%, from Ps.36,334 million in the six months ended June 30, 2016 to Ps.47,190 million in the six months ended June 30, 2017, due primarily to an increase in interest income on loans and advances to customers excluding credit cards and on interest income from our debt instruments portfolio, as well as higher interest income on loans and advances to credit institutions, further supported by increases in interest income from revolving consumer credit card loans, from hedging operations and from cash and balances with the Mexican Central Bank. The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.21,609 million increase in average volume in our customer loan portfolio excluding credit cards in the six months ended June 30, 2017 compared to the six months ended June 30, 2016, which was comprised of: (i) a Ps.12,668 million increase in average commercial, financial and industrial loans, (ii) a Ps.5,007 million increase in the average volume of our mortgage loan portfolio and (iii) an increase of Ps.3,933 million in the average volume of our non-revolving consumer loan portfolio. Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly driven by a Ps.3,341 million increase in the average volume of the credit card loan portfolio. The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth resulting from streamlined approval processes and stronger focus on loan origination through home developers where we have maintained a differentiated value offer, that focuses on a wide range of products and expedited approval processes, while our targeted efforts remain towards mid to high income residences. During the first half of 2017, the growth of our mortgage portfolio was affected by stiff competition from competitors implementing very aggressive pricing to win market share. We maintain a diverse product offering for multiple purposes such as property acquisition, construction, completion of construction projects, mortgage substitutions, land purchase and liquidity. With respect to the commercial segments, we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. As to our non-revolving consumer loan portfolio, growth was mainly driven by payroll loans because of strategic sales efforts focused on these products through the launch of the Santander Plus program. Finally, the increase in our revolving consumer credit card loan portfolio was mainly due to our strong focus on incentivizing credit card use and attracting new clients outside our existing customer pool, targeting the mid and high-income segments while maintaining origination standards through increased commercial activity, effective promotions, reward programs and the new value proposition offered through the co-branded Santander-Aeroméxico credit card launched in February 2016, a product that has enjoyed great success, and as of December 2016 registered over 430,000 cardholders, of which around 30% were new customers. These efforts resulted in higher credit card usage of our full suite of credit cards.

Average interest rates on interest-earning assets increased by 161 basis points, from 7.48% in the six months ended June 30, 2016 to 9.09% in the six months ended June 30, 2017, which was mainly due to a 168 basis points increase in the average interest rate on loans and advances to customers excluding credit cards, from 8.78% in the six months ended June 30, 2016 to 10.46% in the six months ended June 30, 2017, which resulted from the combination of increases to the reference rate enacted by Mexican Central Bank which started in 2016 and continued during the first half of 2017. Additionally, we have maintained a stronger focus on returns on risk-weighted assets and risk-based pricing, which has also had a positive impact on interest rates earned. The 168 basis points increase in the average interest rate on loans and advances to customers excluding credit cards is broken down as follows: (i) a 230 basis points increase in the average interest rate on commercial, financial and industrial loans from 6.36% in the six months ended June 30, 2016 to 8.66% in the six months ended June 30, 2017, (ii) a 33 basis points increase in the average interest rate earned on consumer loans (excluding credit cards) from 24.49% in the six months ended June 30, 2017 to 24.82% in the six months ended June 30, 2017, and (iii) a 12 basis points increase in the average interest rate earned on our mortgage loan portfolio. Additionally, the 161 basis points increase in the average interest rate on interest-earning assets was further supported by (i) a 231 basis points increase in the average interest rate on credit card loans from 22.98% in the six months ended June 30, 2016 to 25.29% in the six months ended June 30, 2017, (ii) a 167 basis points increase in the average interest rate on debt instruments, from 4.28% in the six months ended June 30, 2016 to 5.95% in the six months ended June 30, 2017, and (iii) a 97 basis points increase in the average interest rate on loans and advances to credit institutions in the six months ended June 30, 2017.

Average volume of commercial, financial and industrial loans increased by Ps.12,668 million, from Ps.345,453 million in the six months ended June 30, 2016 to Ps.358,120 million in the six months ended June 30, 2017. This increase was mainly comprised of an increase of (i) Ps.21,291 million in the average volume of loans to middle-market corporations, (ii) Ps.6,149 million in the average volume of loans to SMEs, and (iii) Ps.4,512 million in the average volume of loans to Mexican governmental institutions. These increases in average volumes were partly affected by (i) a decrease of Ps.10,661 million in the average volume of loans to Global Corporate Banking clients and (ii) a decrease of Ps.8,622 million in the average volume of the trading portfolio. The increase in SME average loan volume resulted from increased commercial activity together with more streamlined approval processes, tailored product offerings distributed through specialized branches attended by specialized executives, and increased volume of substitution loans to SMEs. Through our substitution of loans to SMEs, we continued to offer our existing SME clients with a good credit history the opportunity to substitute out of an existing loan that is close to maturity and into a new loan (which may be for an increased amount) to retain these SME clients with good credit histories. This special opportunity is only granted to SME clients meeting specific requirements, including more stringent credit scores and the use of at least three of our transactional products such as insurance, credit cards and payroll accounts. Additionally, we continued developing effective commercial initiatives targeted to expand our SME client base towards larger SMEs. The increase in the average volume of loans to middle-market corporations resulted from our continued strong focus on client attraction and transactionality. Additionally, we continued promoting the agricultural and international businesses. Regarding the agricultural business, we have maintained strategic alliances with major brands in the segment that have allowed us to increase loan origination and attract new customers, while developing tailored products for each sector, considering their production cycles. In the international business, we have maintained a solid performance and a continued positive trend by advising companies in their foreign trade transactions and foreign direct investments. Additionally, the increase in average Global Corporate Banking segment loans, resulted mainly from stronger commercial focus on this segment. Finally, the increase in the average volume of loans to Mexican governmental institutions was mainly due to loans to the federal government, and certain states and financial entities where we seek to maintain reciprocity in transactional business and payroll, given that governmental institutions are one of the main sources of payroll accounts for the Group.

As mentioned before, the combination of increases to the reference rate enacted by Mexican Central Bank during 2017, stronger focus on returns on risk-weighted assets and risk-based pricing resulted in a 230 basis points increase in the average interest rate earned from loans to commercial, financial and industrial clients, from 6.36% in the six months ended June 30, 2016 to 8.66% in the six months ended June 30, 2017 and is broken down as follows: (i) average interest rate earned from loans to middle-market corporations increased by 211 basis points, from 6.35% in the six months ended June 30, 2016 to 8.46% in the six months ended June 30, 2017, (ii) average interest rate earned from loans to SMEs increased by 210 basis points, from 11.78% in the six months ended June 30, 2016 to 13.88% in the six months ended June 30, 2017, (iii) average interest rate earned from loans to the Global Corporate Banking segment increased by 194 basis points from 4.11% in the six months ended June 30, 2016 to 6.05% in the six months ended June 30, 2017, and (iv) average interest rate earned from loans to institutions increased by 281 basis points, from 5.10% in the six months ended June 30, 2016 to 7.91% in the six months ended June 30, 2017.

Interest income earned on our trading portfolio decreased by Ps.95 million, from Ps.244 million in the six months ended June 30, 2016 to Ps.149 million in the six months ended June 30, 2017, due to the combined effect of a decrease of Ps.8,753 million in the average balance of our trading portfolio, from Ps.13,298 million in the six months ended June 30, 2016 to Ps. million in the six months ended June 30, 2017, and an increase of 289 basis points in the average interest rate earned. The decrease in the average balance of this portfolio was due to a lower customer demand of repurchase agreements.

Interest income earned from debt instruments increased by Ps.1,964 million, from Ps.6,508 million in the six months ended June 30, 2016 to Ps.8,472 million in the six months ended June 30, 2017, or 30.2%, reflecting a combined effect of: (i) an increase of 167 basis points in the average interest earned and (ii) a decrease of Ps.19,098 million in the average balance of the portfolio, from Ps.303,856 million in the six months ended June 30, 2016 to Ps.284,758 million in the six months ended June 30, 2017. The increase in interest income from debt instruments was mainly explained by the combined effect of: (i) a Ps.55,989 million decrease in the average volume of debt instruments administered by our Global Corporate Banking segment which was partly offset by a 300 basis points increase in the average interest rate earned on these instruments, and (ii) a Ps.37,136 million increase in the average balance of debt instruments administered by our Corporate Activities segment, from Ps.112,142 million in the six months ended June 30, 2016 to Ps.149,278 million in the six months ended June 30, 2017, together with a 13 basis points increase from 4.98% in the six months ended June 30, 2016 to 5.11% in the six months ended June 30, 2017 in the average interest rate earned, mainly due to the replacement of maturing debt instruments with higher interest rate instruments. The decrease in volume of debt instruments administered by the Global Corporate Banking segment was mainly due to a decrease in the position in federal government bonds, due to the Global Corporate Banking treasury’s change in strategy in the face of an increasing rate and foreign exchange scenario.

Average total interest-bearing liabilities in the six months ended June 30, 2017 were Ps.941,723 million, a 7.7% or Ps.67,232 million increase from Ps.874,491 million in the six months ended June 30, 2016. Interest expenses and similar charges increased by Ps.7,346 million, or 58.3%, from Ps.12,607 million in the six months ended June 30, 2016 to Ps.19,953 million in the six months ended June 30, 2017. The principal drivers of this increase were (i) an increase of Ps.2,119 million in interest expense on time deposits, due mainly to an increase in the average balance of Ps.42,203 million, mainly resulting from higher demand for low-risk term instruments fueled by market volatility and higher interest rates; (ii) an increase of Ps.1,761 million in interest expense on demand deposits, due primarily to an increase in the average balance of Ps.57,716 million, from Ps.299,254 million in the six months ended June 30, 2016 to Ps.356,970 million in the six months ended June 30, 2017, mainly resulting from marketing campaigns targeting the SME and middle-market segments, together with products offered to middle- and high-income clients, (iii) an increase of Ps.1,462 million in interest expense on repurchase agreements, due primarily to an increase in the average balance of Ps.16,469 million, from Ps.74,164 million in the six months ended June 30, 2016 to Ps.90,633 million in the six months ended June 30, 2017, (iv) an increase of Ps.617 million in interest expense on marketable debt securities and other financial liabilities, due primarily to an increase in the average balance of Ps.5,072 million, from Ps.54,013 million in the six months ended June 30, 2016 to Ps.59,085 million in the six months ended June 30, 2017, (v) an increase of Ps.1,200 million in interest expense on other liabilities, due primarily to an increase in the average balance of Ps.13,782 million, from Ps.56,631 million in the six months ended June 30, 2016 to Ps.70,413 million in the six months ended June 30, 2017, (vi) an increase of Ps.54 million in interest expense on subordinated debentures, from Ps.712 million in the six months ended June 30, 2016 to Ps.766 million in the six months ended June 30, 2017, due to an increase of Ps.1,798 million in the average balance of subordinated debentures, and (vii) an increase of Ps.182 million in interest expense on deposits from Mexican Central Bank and credit institutions, due primarily to a decrease of Ps.69,810 million in the average balance, from Ps.203,345 million in the six months ended June 30, 2016 to Ps.133,535 million in the six months ended June 30, 2017 which was offset by a 213 basis points increase in the average interest rate paid. The increase in interest expense on subordinated debentures was offset by a decrease of Ps.73 million in interest expense on hedging operations, as these instruments are used to hedge the foreign exchange exposure of our senior and subordinated debt.

The positive effect of the increases in our average balance of and interest income earned on interest-earning assets, was partially offset by an increase in the average balance of our interest-bearing liabilities in the six months ended June 30, 2017 compared to the six months ended June 30, 2016 and an increase in the average interest rate on interest-earning assets in the six months ended June 30, 2017 compared to the six months ended June 30, 2016. The combined effect of an increase of 161 basis points in the average yield on our interest-earning assets together with an increase of 136 basis points in the cost of our interest-bearing liabilities resulted in an increase in the net interest spread of 25 basis points. Net interest income increased by Ps.3,510 million, due mainly to the increase in the average volume of interest-earning assets of Ps.66,950 million with an average interest rate of 9.09%, whereas interest-bearing liabilities increased by Ps.67,232 million with an average cost of 4.24%. The average cost of interest-bearing liabilities increased from 2.88% to 4.24%, mainly because of the increases in reference rates enacted by the Mexican Central Bank during 2017, which resulted in higher interest paid on customer deposits and repurchase agreements, and which offset the shift in the deposit base mix towards demand deposits. The interest rate paid on time deposits, which accounted for 23.0% of interest expense and similar charges, increased from 3.01% in the six months ended June 30, 2016 to 4.45% in the six months ended June 30, 2017, while the interest rate paid on demand deposits, which accounted for 19.2% of interest expense and similar charges, increased from 1.39% in the six months ended June 30, 2016 to 2.15% in the six months ended June 30, 2017. Additionally, the interest rate paid on customer deposits repurchase agreements, which accounted for 13.9% of interest expense and similar charges, increased from 3.55% in the six months ended June 30, 2016 to 6.13% in the six months ended June 30, 2017.

See Notes 12 and 13 of our unaudited interim condensed consolidated financial statements.

Net Fee and Commission Income

Our net fee and commission income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in the six months ended June 30, 2017 was Ps.7,660 million, a 6.7% or Ps.478 million increase from Ps.7,182 million in the six months ended June 30, 2016. The following table presents a breakdown, by product, of our fee and commission income and expense in the six months ended June 30, 2016 and 2017.

	Six months ended June 30,				Variation
	2016		2017		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos, except percentages)
Fee and commission income
Service charges on deposits accounts	Ps.	445	Ps.	501	Ps.	56	12.58%
Credit and debit cards		2,521		3,003		482	19.12%
Insurance		2,199		2,201		2	0.09%
Collection and payment services		1,178		1,319		141	11.97%
Investment funds management		788		822		34	4.31%
Foreign currency transactions		532		551		19	3.57%
Checks and others		123		125		2	1.63%
Capital markets and securities activities		197		255		58	29.44%
Administration and custody		267		285		18	6.74%
Financial advisory services		602		882		280	46.51%
Other fees and commissions		543		461		(82)	(15.10%	)
Total	Ps.	9,395	Ps.	10,405	Ps.	1,010	10.75%

Fee and commission expense
Credit and debit cards	Ps.	(1,182)	Ps.	(1,624)	Ps.	(442)	37.39%
Fund management		(31)		(27)		4	(12.90%	)
Checks and others		(12)		(12)		-	-
Capital markets and securities activities		(72)		(124)		(52)	72.22%
Collections and transactional services		(79)		(95)		(16)	20.25%
Other fees and commissions		(820)		(861)		(41)	5.00%
Financial advisory services		(17)		(2)		15	88.23%
Total	Ps.	(2,213)	Ps.	(2,745)	Ps.	(532)	24.04%
Net fee and commission income	Ps.	7,182	Ps.	7,660	Ps.	478	6.66%

Fee and commission income was Ps.10,405 million in the six months ended June 30, 2017, a 10.8% or Ps.1,010 million increase from Ps.9,395 million in the six months ended June 30, 2016, mainly due to an increase in fees and commissions earned from: (i) credit and debit cards of Ps.482 million, or 19.1%, from Ps.2,521 million in the six months ended June 30, 2016 to Ps.3,003 million in the six months ended June 30, 2017, (ii) financial advisory services of Ps.280 million, or 46.5%, from Ps.602 million in the six months ended June 30, 2016 to Ps.882 million in the six months ended June 30, 2017, (iii) collection and payment services of Ps.141 million, or 12.0%, from Ps.1,178 million in the six months ended June 30, 2016 to Ps.1,319 million in the six months ended June 30, 2017, (iv) capital markets and securities activities of Ps.58 million, or 29.4%, from Ps.197 million in the six months ended June 30, 2016 to Ps.255 million in the six months ended June 30, 2017, (v) service charges on deposit accounts of Ps.56 million or 12.6%, from Ps.445 million in the six months ended June 30, 2016 to Ps.501 million in the six months ended June 30, 2017, (vi) investment funds management of Ps.34 million, or 4.3%, from Ps.788 million in the six months ended June 30, 2016 to Ps.822 million in the six months ended June 30, 2017, and (vii) foreign currency transactions of Ps.19 million, or 3.6%, from Ps.532 million in the six months ended June 30, 2016 to Ps.551 million in the six months ended June 30, 2017.

The increase in fees and commissions earned from credit and debit cards was mainly due to increased commercial activity, effective promotions and reward programs which resulted in higher credit card usage that led to an increase of Ps.8,067 million, or 16.2% in the average of outstanding credit and debit cards balances as of June 30, 2017. Meanwhile, the slowdown in growth in fees and commissions earned from investment funds management mainly resulted from higher demand for term instruments, due to the high-interest rate environment. The increase in fees and commissions earned from collection and payment services and foreign currency transactions, resulted from our continued focus on being an integral part of our client’s liquidity management efforts, which led to increased transactional activity. Finally, fees and commissions earned from the sale of insurance have remained flat reflecting soft credit-related insurance tied to the slowdown in volumes offsetting the increase in the sale of life and car insurance products.

Fee and commission expense was Ps.2,745 million in the six months ended June 30, 2017, a 24.0% or Ps.532 million increase from Ps.2,213 million in the six months ended June 30, 2016, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps.442 million, or 37.4%. The increase in fees and commissions paid on credit and debit cards mainly resulted from higher costs related to selling credit cards outside our existing customer pool, including telemarketing, as well as higher reward and issuance costs from the successful performance of the Santander-Aeromexico co-branded credit card. Going forward, we expect that the expenses related to the rewards under our Santander-Aeromexico credit card will tend to stabilize.

Net fees and commissions generated from credit and debit cards increased by Ps.40 million, or 3.0%, from Ps.1,339 million in the six months ended June 30, 2016 to Ps.1,379 million in the six months ended June 30, 2017. The increase in net fees and commissions in 2016 resulted from the combined effect of an increase in the volume of credit and debit cards partly offset by an increase in credit card issuance and rewards costs.

See Notes 15 and 16 of our unaudited condensed consolidated financial statements.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains and losses consist mostly of gains and losses on financial interests and derivatives. The following table sets forth gains /(losses) on financial assets and liabilities (net) in the six months ended June 30, 2016 and in the six months ended June 30, 2017, by type.

	Six months ended June 30,				Variation
	2016		2017		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos, except percentages)
Interest rate products	Ps.	795	Ps.	318	Ps.	(477)	(60.00%	)
Debt instruments		778		164		(614)	(78.92%	)
Interest rate derivatives		17		154		137	805.88%
Equity securities		(146)		268		414	(283.56%	)
Equity positions		176		84		(92)	(52.27%	)
Equity derivatives		(322)		184		506	(157.14%	)
Exchange rate products		738		1,510		772	104.61%
Foreign exchange positions		505		556		51	10.10%
Foreign exchange derivatives		233		954		721	309.44%
Other(1)		(37)		(51)		(14)	37.84%
Total	Ps.	1,350	Ps.	2,045	Ps.	695	51.48%

______________________

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in the six months ended June 30, 2017 were Ps.2,045 million, an increase of Ps.695 million from a gain of Ps.1,350 million in the six months ended June 30, 2016, mainly due to the market making and sale activities of our Global Corporate Banking segment with clients, where gains increased by Ps.831 million, or 118.5% in June 2017 compared to June 2016.

In the first half of 2017, the Mexican economy grew at an annual GDP growth rate of 3.0% in seasonally adjusted terms (and 2.3% in non-adjusted terms), supported by resilient domestic consumption and a strengthening of external demand. During this period, the peso appreciated 11.6% against the U.S. dollar, as the depreciation that followed the presidential election in the United States was reversed. Inflation reached 6.31%, due to the delayed effect of exchange rate depreciation and a hike in domestic fuel prices at the start of the year. Monetary policy was promptly adjusted in Mexico, with a 125 basis points increase in the target rate, resulting in a high interest rate environment. The increase in inflation is expected to be temporary, given the monetary policy response, the one-off nature of fuel price increases and the fact that the exchange rate decreased relative to its maximum levels. Any change in the United States’ trade and immigration policies with respect to Mexico, could have a material adverse effect on the Mexican economy.

Additionally, Mexico’s macroeconomic environment during the first half of 2017 slightly recovered compared with the first half of 2016. However, the country risk, slightly decreased to levels of 193 basis points in June 2017.

The peso slightly appreciated 2.2% in June 2017. As of June 30, 2016, the exchange rate for U.S. dollars was Ps.18.46 per U.S. dollar, and as of June 30, 2017, the exchange rate for U.S. dollars was Ps.18.06.

In this context, the result in gains on financial assets and liabilities (net) was mainly due to the following:

(a) An increase in gains on exchange rate products of Ps.772 million, from a gain of Ps.738 million in the six months ended June 30, 2016 to a gain of Ps.1,510 million in the six months ended June 30, 2017. Results from foreign exchange derivatives increased by Ps.721 million, from a gain of Ps.233 million in the six months ended June 30, 2016 to a gain of Ps.954 million in the six months ended June 30, 2017 mainly due to increases of: (i) Ps.916 million in foreign exchange forwards, (ii) Ps.818 million in foreign exchange options and (iii) Ps.130 million in foreign exchange futures. These increases were partly offset by a decrease of: Ps.227 million foreign exchange forwards. Gains in foreign exchange positions increased by Ps.51 million, from a gain of Ps.505 million in the six months ended June 30, 2016 to a gain of Ps.556 million in the six months ended June 30, 2017;

(b) An increase in equity securities of Ps.414 million in the six months ended June 30, 2017, from a loss of Ps.146 million in the six months ended June 30, 2016, to a gain of Ps.268 million in the six months ended June 30, 2017. The Ps.268 million gain in equity securities in the six months ended June 30, 2017 was mainly explained by a gain of Ps.184 million on equity derivatives, against a loss of Ps.322 million in the six months ended June 30, 2016, which further benefitted from a Ps.84 million gain in equity securities in the six months ended June 30, 2016. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 45,966.49 at the end of June 2016 and 49,857.49 at the end of June 2017, representing an increase of 8.46%. None of our transactions in equity derivatives in 2015 or 2016 are related to proprietary trading; and

(c) A decrease in gains on interest rate products of Ps.477 million, from a gain of Ps.795 million in the six months ended June 30, 2016 to a gain of Ps.318 million in the six months ended June 30, 2017. Gains from debt instruments decreased by Ps.614 million, from a gain of Ps.778 million in the six months ended June 30, 2016 to a gain of Ps.164 million in the six months ended June 30, 2017 mainly due to increases to the interest rate benchmark. Gains in interest rate derivatives increased by Ps.137 million, from a gain of Ps.17 million in the six months ended June 30, 2016 to a gain of Ps.154 million in the six months ended June 30, 2017 mainly resulting from cross-currency swaps.

See Note 17 of our unaudited condensed consolidated financial statements.

Administrative Expenses

Our administrative expenses consist of personnel and other general expenses. Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Our other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative expenses increased by Ps.1,226 million, or 10.9%, from Ps.11,254 million in the six months ended June 30, 2016 to Ps.12,480 million in the six months ended June 30, 2017, primarily due to increased expenses for personnel, technology and systems, advertising and communication, maintenance, conservation and repair and surveillance and cash courier services.

The following table sets forth administrative expenses for six months ended June 30, 2016 and 2017, by type.

	Six months ended June 30,				Variation
	2016		2017		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos, except percentages)
Personnel expenses	Ps.	(5,952)	Ps.	(6,188)	Ps.	(236)	3.97%
Other general expenses		(5,302)		(6,292)		(990)	18.67%
Administrative services		(251)		(306)		(55)	21.91%
Taxes other than income tax		(700)		(748)		(48)	6.86%
Surveillance and cash courier services		(334)		(446)		(112)	33.53%
Advertising and communication		(379)		(498)		(119)	31.40%
Maintenance, conservation and repair		(525)		(641)		(116)	22.10%
Rents		(928)		(1,003)		(75)	8.08%
Technology and systems		(1,260)		(1,542)		(282)	22.38%
Stationery and supplies		(99)		(102)		(3)	3.03%
Insurance premiums		(41)		(43)		(2)	4.88%
Credit cards		(133)		(142)		(9)	6.77%
Travel costs		(104)		(121)		(17)	16.35%
Operating costs		(237)		(325)		(88)	37.13%
Other		(311)		(375)		(64)	20.58%
Total administrative expenses	Ps.	(11,254)	Ps.	(12,480)	Ps.	(1,226)	10.89%

Our personnel expenses increased by Ps.236 million, or 4.0%, from Ps.5,952 million in the six months ended June 30, 2016 to Ps.6,188 million in the six months ended June 30, 2017, primarily because of a 10.4% increase in salaries, together with an overall increase of 2.9% in bonuses, which more than offset a 7.0% decrease in other personnel expenses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans.

The increase in personnel expenses resulted from an increase of Ps.157 million, or 3.1%, in retail banking, from Ps.5,109 million in the six months ended June 30, 2016 to Ps.5,266 million in the six months ended June 30, 2017, an increase of Ps.73 million, or 9.5%, in wholesale banking, from Ps.767 million in the six months ended June 30, 2016 to Ps.840 million in the six months ended June 30, 2016, and an increase of Ps.6 million or 7.9%, in corporate activities. The increase in retail banking was due to an increase of Ps.152 million, or 13.8%, in other personnel, from Ps.1,098 million in the six months ended June 30, 2016 to Ps.1,250 million in the six months ended June 30, 2017, an increase of Ps.88 million, or 3.4%, in salaries, from Ps.2,555 million in the six months ended June 30, 2016 to Ps.2,643 million in the six months ended June 30, 2017 and a decrease of Ps.83 million in bonuses, from Ps.1,098 million in the six months ended June 30, 2016 to Ps.1,250 million in the six months ended June 30, 2016. Additionally, personnel expenses in wholesale banking, increased due to an increase of Ps.178 million, or 74.5%, in salaries, an increase of Ps.121 million, or 69.5% in bonuses paid and a decrease of Ps.226 million, or 63.8% in other personnel expenses, from Ps.354 million in the six months ended June 30, 2016 to Ps.128 million in the six months ended June 30, 2017.

Other general expenses increased by Ps.990 million, or 18.7%, from Ps.5,302 million in the six months ended June 30, 2016 to Ps.6,292 million in the six months ended June 30, 2016, mainly due to an increase of Ps.282 million, in technology and services. In addition, expenses related to maintenance, conservation and repair, advertising and communication and surveillance and cash courier services increased by Ps.119 million, or 31.4%, by Ps.116 million, or 22.1% and by Ps.112 million, or 33.5%, respectively. These increases in technology and services mainly reflect Santander México’s investments to strengthen business and drive innovation to better serve clients. Finally, increases in advertising and communication reflect the increased investments to market the “Santander” brand at events such as Formula 1 in Mexico, Santander Plus client attraction and loyalty program and the co-branded Santander-Aeroméxico credit card.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables increased by Ps.1,838 million, or 22.9%, from Ps.8,027 million in the six months ended June 30, 2016 to Ps.9,865 million in the six months ended June 30, 2017, mainly reflecting an increase in impairment losses of (i) Ps.843 million in our mortgage portfolio, (ii) Ps.562 million in our commercial, financial and industrial loan portfolio and (iii) Ps.565 million in our revolving consumer credit card loan portfolio. These increases were partly offset by decreases of (i) Ps.122 million in our non-revolving consumer loan portfolio and (ii) Ps.10 million on expenses paid to recovery agencies. The increase in impairment losses was mainly explained by the recognition of losses, which resulted from the sale of a portion of the legacy ING past due portfolio during the first quarter of 2017, the sale of a portion of the legacy homebuilders past due portfolio during the second quarter of 2017 and business volume growth across all segments, primarily in our SMEs and mid-market segments and our revolving consumer credit card loan portfolios which increases our risk exposure.

Non-performing loans totaled Ps.16,293 million as of June 30, 2017, a decrease of Ps.2,128 million, or 11.6%, as compared to Ps.17,595 million as of December 31, 2016, due to the decrease of non-performing loans in our commercial, financial and industrial loan portfolio of Ps.2,679 million, which was partly affected by increases in non-performing loans in our revolving consumer credit card loan portfolio, our non-revolving consumer loan portfolio and our mortgage portfolio of Ps.267 million, Ps.247 million and Ps.37 million, respectively. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 2.93% as of December 31, 2016 to 2.72% as of June 30, 2017.

The non-performing loan ratio in our mortgage loan portfolio as of June 30, 2017 was 4.83% down from 5.12% in December 2016, caused mainly by the sale of a portion of the legacy ING past due portfolio during the first quarter of 2017.

The decrease in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to charge-offs made during the second half of 2016 and the sale of a portion of a past due portfolio, both in connection with the homebuilders portfolio. The NPL ratio for our commercial, financial and industrial loan portfolio was 1.84% as of June 30, 2017, improving from 2.21% reported as of December 31, 2016.

Finally, the increase in non-performing loans in our consumer loan portfolio together with significant growth of this portfolio resulted in a non-performing loan ratio of 4.03% as of June 30, 2017, which compares with 3.80% reported as of December 31, 2016.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2016 and as of June 30, 2017.

	As of December 31,		As of June 30,		Variation
	2016		2017		(% Change)
	(Millions of pesos, except percentages)		(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	661,593	Ps.	656,765	(0.73%	)
Non-performing loans(4)		17,595		16,293	(7.40%	)
Loan charge-offs		20,045		10,537	(47.43%	)
Allowance for impairment losses(4)		17,883		18,092	1.17%
Ratios
Non-performing loans to computable credit risk		2.66%		2.48%	(6.77%	)
Non-performing loans coverage ratio(2)		101.64%		111.04%	9.25%
Loan charge-off ratio(3)		3.03%		1.60%	(47.19%	)

______________________

(1)	Computable credit risk for the year ended December 31, 2016 and the six months ended June 30, 2017 is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.599,528 million and Ps.598,414 million, respectively, and guarantees and documentary credits amounting to Ps.62,065 million and Ps.58,351 million, respectively. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	Allowance for impairment losses as a percentage of non-performing loans.

(3)	Loan charge-offs as percentage of computable credit risk.

(4)	See Note 5.b of our unaudited condensed consolidated financial statements for more detail.

The following table shows our non-performing loans by type of loan as of December 31, 2016 and as of June 30, 2017:

	As of December 31,		As of June 30,		Variation
	2016		2017		(% Change)
		(Millions of pesos)		(Millions of pesos)
Commercial, financial and industrial	Ps.	6,842	Ps.	5,780	(15.52%	)
Mortgage		6,778		6,324	(6.70%	)
Installment loans to individuals		3,975		4,189	5.38%
Revolving consumer credit card loans		1,952		2,064	5.74%
Non-revolving consumer loans		2,023		2,125	5.04%
Total	Ps.	17,595	Ps.	16,293	(7.40%	)

______________________

(1)     See Note 5.b of our unaudited condensed consolidated financial statements for more detail.

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio increased by 24.4% to Ps.2,861 million in the six months ended June 30, 2017 from Ps.2,299 million in the six months ended June 30, 2016. The increase is mainly the result of the recognition of a Ps.655 million loss, which resulted from the sale of a portion of the legacy homebuilders past due portfolio during the second quarter of 2017 and business volume growth in our SMEs and mid-market segments.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as December 31, 2016 represented 38.9% of our total non-performing loans, decreased by Ps.1,062 million, or 15.52%, from December 31, 2016 to June 30, 2017, primarily due to charge-offs made during 2016 regarding the three principal Mexican companies in the home builder sector and the sale of a portion of the legacy homebuilders past due portfolio during the second quarter of 2017. Our NPL ratio with respect to commercial, financial and industrial loans improved from 2.21% as of December 31, 2016 to 1.84% as of June 30, 2017.

Mortgage

Our impairment losses in our mortgage loans portfolio decreased by Ps.843 million in the six months ended June 30, 2017, from a release of Ps.130 million in the six months ended June 30, 2016, which resulted from higher recoveries than impairment losses to Ps.713 million in the six months ended June 30, 2017. Meanwhile, non-performing loans in our mortgage loan portfolio, which as of June 30, 2017 represented 38.8% of our total non-performing loans, decreased by Ps.454 million, or 7.7%, from December 31, 2016 to June 30, 2017, resulting in a non-performing loan ratio of 4.83%, as compared to 5.12% in December 2016.

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio increased by Ps.443 million, or 8.2% to Ps.5,870 million in the six months ended June 30, 2017 from Ps.5,427 million in the six months ended June 30, 2016. This increase in impairment losses was mainly due to significant loan growth, especially in revolving credit cards.

Non-performing loans in installment loans to individuals portfolio, which as of June 30, 2017 represented 25.7% of our total non-performing loans, increased Ps.214 million, or 5.4%, from December 31, 2016 to June 30, 2017. This increase was due to an increase of non-performing loans in our revolving credit card loan portfolio of Ps.112 million and an increase in the non-performing loans in our non-revolving consumer loan portfolio of Ps.102 million.

Our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio increased from 3.79% as of December 31, 2016 to 3.96% as of June 30, 2017, due to higher loan growth resulting from increased consumer demand and our commercial efforts to incentivize the use of our credit cards.

Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio increased from 4.10% as of December 31, 2016 to 4.11% as of June 30, 2017, driven by higher loan growth resulting from increased focus on payroll loans, many of which were originated in 2015 and matured late in 2016.

Non-performing loan coverage ratio

The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2016 and as of June 30, 2017:

	As of December 31,	As of June 30,	Variation
	2016	2017	(% Change)
	(Millions of pesos)
Commercial, financial and industrial	94.46%	120.00%	27.04%
Mortgage	36.07%	30.28%	(16.05%	)
Installment loans to individuals	225.79%	220.60%	(2.30%	)
Revolving consumer credit card loans	253.18%	250.68%	(0.99%	)
Non-revolving consumer loans	199.36%	191.39%	(4.00%	)
Total	101.64%	111.04%	9.25%

The non-performing loan coverage ratio increased from 101.64% to 111.04%, mainly reflecting improvements in the commercial, financial and industrial.

The non-performing loan coverage ratio of our commercial loan portfolio increased from 94.46% in December 2016 to 120.00% in June 2017, mainly driven by a decrease in the non-performing loans portfolio which resulted from charge-offs and the sale of a part due loan made in connection with our exposure to home builders.

With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for the non-revolving consumer loans declined from 225.79% in December 2016 to 220.60% in June 2017. Meanwhile, the non-performing loan coverage ratio for the revolving consumer credit card loans slightly decreased from 253.18% to 250.68%.

Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 30.28% in June 2017, down from 36.07% in December 2016.

Provisions (Net)

Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk, provisions for legal and tax matters and provisions for other matters. Off-balance sheet risks include undrawn lines of credit of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

Provisions (net) in the six months ended June 30, 2017 registered a net loss of Ps.123 million, which compares to a net loss of Ps.394 million in the six months ended June 30, 2016. This variation to provisions mainly resulted from decreased provisions for legal and tax contingencies and lower requirements for provisions for off-balance sheet risk, accompanying a decrease in our outstanding off-balance credit commitments.

See Note 10 of our unaudited condensed consolidated financial statements.

Income Tax

Income tax in the six months ended June 30, 2017 was Ps.2,628 million, a Ps.19 million or 0.7% decrease from Ps.2,647 million in the six months ended June 30, 2016. Our effective tax rates in June 2016 and 2017 were 25.72% and 21.92%, respectively. Our effective tax rate decreased 380 basis points in the six months ended June 30, 2017 compared to the same period of 2016. The variation in income tax paid is primarily explained by higher inflation during the six months ended June 30, 2017 as compared to the six months ended June 30, 2016, while the permanent items in both periods remained stable.

See Notes 18 of our unaudited condensed consolidated financial statements.

Results of Operations by Segment for the Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

The following table presents an overview of certain consolidated income statement data for each of our segments for the six months ended June 30, 2016 and 2017.

	Retail Banking(1)			Global Corporate Banking(2)				Corporate Activities(3)
	Six months ended June 30,
	2016	2017	(% Change)	2016	2017	(% Change)		2016	2017	(% Change)
	(Millions of pesos)			(Millions of pesos)				(Millions of pesos)
Net interest income	20,023	23,130	15.5%	2,352	2,716	15.5%		1,352	1,391	2.9%
Dividend income	—	—	—%	15	2	(86.7%	)	94	165	75.5%
Fee and commission income (expense) (net)	6,334	6,631	4.7%	880	1,046	18.9%		(32)	(17)	(46.9%	)
Gains/(losses) on financial assets and liabilities and exchange differences (net)	375	463	23.5%	701	1,532	118.5%		271	59	(78.2%	)
Other operating income (expenses) (net)	(940)	(1,088)	15.7%	(297)	(217)	(26.9%	)	(58)	(172)	196.6%
Total income	25,792	29,136	13.0%	3,651	5,079	39.1%		1,627	1,426	(12.4%	)
Administrative expenses	(9,880)	(10,926)	10.6%	(1,206)	(1,383)	14.7%		(168)	(171)	1.8%
Depreciation and amortization	(984)	(1,110)	12.8%	(84)	(102)	21.4%		(9)	(6)	(33.3%	)
Impairment losses on loans and receivables (net)	(7,500)	(9,213)	22.8%	(527)	(652)	23.7%		—	—	—%
Impairment losses on other assets (net)	—	—	—%	—	—	—%		(54)	(26)	(51.9%	)
Provisions (net)	(87)	51	158.6%	(18)	—	(100%	)	(289)	(174)	(39.8%	)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale	—	—	—%	—	—	—%		1	2	100%
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	—	—	—%	—	—	—%		27	58	114.8%
Operating profit before tax	7,341	7,938	8.1%	1,816	2,942	62.0%		1,135	1,109	(2.3%	)

______________________

(1)	The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)	The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

(3)	The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of June 30, 2016 and 2017.

	Retail Banking				Global Corporate Banking				Corporate Activities
	As of June 30,
	2016	2017	(% Change)		2016	2017	(% Change)		2016	2017	(% Change)
	(Millions of pesos)				(Millions of pesos)				(Millions of pesos)
Assets
Cash and balances with Mexican Central Bank	43,058	41,609	(3.4%	)	17,800	5,401	(69.7%	)	15	659	4293.3%
Financial assets held for trading	—	—	—%		333,109	248,665	(25.4%	)	398	450	13.1%
Other financial assets at fair value through profit or loss	—	—	—%		55,807	109,743	96.6%		—	—	—%
Available-for-sale financial assets	—	—	—%		—	—	—%		139,062	152,245	9.5%
Loans and receivables	432,673	467,989	8.2%		187,763	146,616	(21.9%	)	28,269	44,230	56.5%
Hedging derivatives	—	—	—%		—	—	—%		12,036	14,868	23.5%
Non-current assets held for sale	1,524	994	(34.8%	)	90	117	30.0%		—	—	—%
Tangible assets	4,460	4,708	5.6%		752	794	5.6%		88	99	12.5%
Intangible assets	3,151	3,872	22.9%		427	490	14.8%		1,735	1,735	—%
Tax assets	—	—	—%		—	—	—%		19,307	20,753	7.5%
Other assets	1,443	1,546	7.1%		33	36	9.1%		5,668	6,067	7.0%
Total assets	486,309	520,718	7.1%		595,781	511,862	(14.1%	)	206,578	241,106	16.7%

Liabilities
Financial liabilities held for trading	—	—	—%		282,110	236,663	(16.1%	)	—	—	—%
Other financial liabilities at fair value through profit or loss	7,343	6,266	(14.7%	)	90,187	60,475	(32.9%	)	29,168	18,631	(36.1%	)
Financial liabilities at amortized cost	428,010	489,068	14.3%		152,634	180,844	18.5%		151,522	141,700	(6.5%	)
Hedging derivatives	—	—	—%		—	—	—%		12,425	5,092	(59.0%	)
Provisions(1)	979	857	(12.5%	)	275	280	1.8%		5,882	6,143	4.4%
Tax liabilities	—	—	—%		—	—	—%		1,423	165	(88.4%	)
Other liabilities	2,945	3,378	14.7%		481	552	14.8%		9,048	10,379	14.7%
Total liabilities	439,277	499,569	13.7%		525,687	478,814	(8.9%	)	209,468	182,110	(13.1%	)
Total equity	51,389	49,854	(3.0%	)	23,601	21,083	(10.7%	)	39,246	42,256	7.7%
Total liabilities and equity	490,666	549,423	12.0%		549,288	499,897	(9.0%	)	248,714	224,366	(9.8%	)

______________________

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Retail Banking Segment

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. We provide commercial banking services to individual customers of all income levels, and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgages, and payroll and personal loans. Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Global Corporate Banking segment. We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

Operating profit before taxes attributable to the Retail Banking segment in the six months ended June 30, 2017 was Ps.7,938 million, an 8.1% or Ps.597 million increase from Ps.7,341 million in the six months ended June 30, 2016. This increase was mainly due to:

•	a 15.5% or Ps.3,107 million increase in net interest income, mainly due to an increase of Ps.40,891 million, or 10.7% in the average balance of the loan portfolio excluding credit cards and an increase of Ps.3,341 million, or 7.0% in the average balance of the credit card loan portfolio, both resulting from the organic growth of the portfolio, which was further supported by increases of 125 basis points and 227 basis points, respectively, in the average interest rate of these portfolios, resulting mainly from the increases in reference rates enacted by the Mexican Central Bank during the first half of 2017 and our strong focus on returns on risk-weighted assets;

•	a 4.7% or Ps.297 million increase in net fees and commissions income, from Ps.6,334 million in the six months ended June 30, 2016 to Ps.6,631 million in the six months ended June 30, 2017, due mainly to an increase in fees and commissions earned from collection and payment services, financial advisory services, service charges on deposit accounts, fund management and credit and debit card fees;

•	a Ps.138 million decrease in provisions (net), from a loss of Ps.51 million in the six months ended June 30, 2017 to a gain of Ps.87 million in the six months ended June 30, 2016; and

•	a 23.5% or Ps.88 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.375 million in the six months ended June 30, 2016 to a gain of Ps.463 million in the six months ended June 30, 2017.

These positive effects were partially offset by:

•	a 22.8% or Ps.1,713 million increase in impairment losses on loans and receivables, reflecting mainly increases in impairment losses of Ps.843 million in the mortgage portfolio, Ps.565 million in our credit card loan portfolio and Ps.437 million in our commercial portfolio. These increases were partially offset by decreases in impairment losses of Ps.122 million in our non-revolving consumer loan portfolio and Ps.10 million in loan collection and recovery expenses.

•	a 10.6% or Ps.1,046 million increase in administrative expenses, from Ps.9,880 million in the six months ended June 30, 2016 to Ps.10,926 million in the six months ended June 30, 2017, mainly due to increases in technology and systems, advertising and communication expenses, maintenance, conservation and repair and other personnel expenses. Personnel expenses increased Ps.157 million, or 3.1%, resulting from an increase of Ps.152 million, or 13.8%, in other personnel expenses and a decrease of Ps.5 million, or 0.1%, in salaries and bonuses, while technology and systems, advertising and communication and maintenance, conservation and repair expenses increased Ps.250 million, or 22.8%, Ps.119 million, or 32.5% and Ps.113 million, or 22.2%, respectively mainly reflecting the execution of our strategic initiatives to continue supporting business growth, client service and innovation.

Global Corporate Banking Segment

Our Global Corporate Banking segment provides comprehensive products and services, including corporate banking, global transactional banking and investment banking services, relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, to our Global Corporate Banking segment customers. This segment also includes our proprietary trading operations.

Operating profit before taxes attributable to the Global Corporate Banking segment in the six months ended June 30, 2017 was Ps.2,942 million, representing a Ps.1,126 million, or 62.0% increase from Ps.1,816 million in the six months ended June 30, 2016. This increase was mainly due to:

•	a 118.5% Ps.831 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.701 million in the six months ended June 30, 2016 to a gain of Ps.1,532 million in the six months ended June 30, 2017, primarily due to an increase of Ps.315 million in sale activities and Ps.388 million in proprietary trading;

•	a 15.5% or Ps.364 million increase in net interest income, mainly due to an increase of Ps.176 million in interest income from loans and advances to credit institutions, which resulted from a Ps.42,286 million or 90.6% increase in the average balance of loans and advances to credit institutions, a Ps.110 million or 49.2% from hedging operations and a Ps.40 million or 4.3% increase from loans and advances to customers;

•	a 18.9% or Ps.166 million increase in net fees and commissions income, from Ps.880 million in the six months ended June 30, 2016 to Ps.1,046 million in the six months ended June 30, 2017, mainly due to a increase in net fees and commissions from fees related to foreign trade, financial advisory and administration and custody which offset decrease in net fees and commissions from transportation of cash behalf customers; and

•	a 23.7% or Ps.125 million increase in net impairment losses on loans and receivables, from Ps.527 million in the six months ended June 30, 2016 to Ps.652 million in in the six months ended June 30, 2017.

These positive results were partially offset by:

•	a 14.7% or Ps.177 million increase in administrative expenses, from Ps.1,206 million in the six months ended June 30, 2016 to Ps.1,383 million in the six months ended June 30, 2017, mainly due to increases in bonuses and salaries, as well as higher administrative expenses and technology and systems expenses. Personnel expenses increased Ps.73 million, or 9.5%, resulting from an increase of Ps.307 million, or 80.4%, in salaries and bonuses were partially offset by a decrease of Ps.299 million, or 72.4%, in other personnel expenses, while administrative expenses and technology and systems increased by Ps.46 million and Ps.33 million, respectively.

Corporate Activities Segment

Our Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Corporate Banking) and the Corporate Activities segment as follows:

•	the difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

•	the difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

•	finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short-and medium-term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

The Asset and Liabilities Committee (“ALCO”) manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet. We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole. In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment. As the scenario changed to short-term interest rates increases, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

Operating profit before taxes attributed to Corporate Activities in the six months ended June 30, 2017 was a gain of Ps.1,109 million, a Ps.26 million, or 2.3% decrease from a gain of Ps.1,135 million in the six months ended June 30, 2016. This decrease in operating profit before taxes was mainly due to a Ps.212 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, a Ps.114 million increase in other operating expenses and a Ps.3 million increase in administrative expenses. This negative result was partly offset by a Ps.115 million decrease in provisions (net), a Ps.71 million increase in dividend income, a Ps.39 million increase in net interest income and a Ps.31 million increase in gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations.

B.       Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 75.92% of our total deposits, 94.18% of our customer deposits and 95.90% of our demand and time deposits as of June 30, 2017. We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

Banco Santander Parent and its subsidiaries follow a global model in which each unit is responsible for its own capital and funding. We are autonomous in the management of our liquidity and capital needs, with no structural support from our Parent company or any other unit of the Santander Group.

We are a holding company and our operations are conducted through our financial services subsidiaries. As a result, our ability to fund our limited operations and, to the extent we decide to do so, pay dividends, primarily depends on the ability of our subsidiaries to generate earnings and to pay dividends to us. Pursuant to the Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, may be restricted from paying dividends to us if it does not meet its required regulatory capital ratios, does not have sufficient retained earnings or does not maintain legal reserves at required levels. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.

For information about our use of financial instruments for hedging purposes, see Note 13 of our audited financial statements statements included in the 2016 Form 20-F and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk” of the 2016 Form 20-F.

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks. The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 10.5%. As of June 30, 2017, Banco Santander Mexico’s Capital Ratio was 16.17%.

The table below presents Banco Santander Mexico’s risk-weighted assets and regulatory capital ratios as of December 31, 2016 and as of June 30, 2017, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,		As of June, 30
	2016		2017
	(unaudited)
	(Thousands of pesos, except percentages)
Capital:
Perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (AT1)	Ps.	71,487,285	Ps.	78,263,455
Tier 1		81,784,659		87,281,615
Tier 2		27,453,243		24,020,928
Total capital		109,237,902		111,302,543
Risk-weighted assets:
Credit risk		546,227,285		533,989,522
Market risk		108,027,290		117,006,194
Operational risk		39,609,492		37,156,125
Total risk-weighted assets		693,864,067		688,151,841

	Mexican Banking GAAP
	As of December 31,		As of June, 30
	2016		2017
	(unaudited)
	(Thousands of pesos, except percentages)
Required Regulatory Capital:
Credit risk		43,698,183		42,719,162
Market risk		8,642,183		9,360,496
Operational risk		3,168,759		2,972,490
Total risk-weighted assets	Ps.	55,509,125	Ps.	55,052,148
Capital Ratios (credit, market & operational risk)(*):
CET 1 capital to risk-weighted assets		10.30%		11.37%
Tier 1 capital to risk-weighted assets		11.79%		12.68%
Tier 2 capital to risk-weighted assets		3.95%		3.49%
Total capital to risk-weighted assets(1)		15.74%		16.17%

______________________

(*)	The capital ratios included in this table are in accordance to the data published by the CNBV.

(1)	Our Capitalization Index as of December 31, 2016 increased 13 basis points from 15.61% as of December 31, 2015 to 15.74% on December 31, 2016, mainly due to a 38% decrease (Ps.1,971 million) in regulatory capital required for operational risk of 4% (Ps.352 million) in regulatory capital required for market risk and increases of 12.1% (Ps.4,707 million) in regulatory capital required for credit risk and 5.40% (Ps.5.599 billion) in total capital.
The decrease in AT1 for 2016 is explained by the issuance of U.S.$500 million Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes for the “Non-Core Basic Capital Instruments” on December 29, 2016.

(2)	Our Capitalization Index as of June 30, 2017 increased 43 basis points from 15.74% as of December 31, 2016 to 16.17% on June 30, 2017, mainly due to a 8% increase (Ps.718 million) in regulatory capital required for market risk and decreases of 6% (Ps.196 million) in regulatory capital required for operational risk and 2% (Ps.979 million) in regulatory capital required for credit risk.

The Mexican government has stated that the country will be an early adopter of the Basel III international rules, which will require full implementation by 2019. Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard. On November 28, 2012, the CNBV published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that affected regulatory capital requirements. The new regulations are applicable to Mexican banks as of January 1, 2013, and require banks to hold a minimum of 4.5% of CET1, and 6% of Tier 1 capital of RWA. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. Due to its classification as Grade III on April 29, 2016, a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year was imposed on Banco Santander Mexico. Banco Santander México was already in compliance with the corresponding regulation as of December 31, 2016.

In addition, and in accordance with the regulatory requirement by the CNBV published on June 22, 2016, banking institutions must publish their leverage ratios beginning in September 2016 (and include quarters beginning with December 2015) in the case of systemically important banks. Our leverage ratio as of June 30, 2017 was 7.50%, as of March 31, 2017 was 7.04%, as of December 31, 2016 was 6.35%, as of November 30, 2016, was 7.04%, as of October 31, 2016 was 7.82%, as of September 30, 2016 was 7.72%, as of June 30, 2016 was 7.43%, as of March 31, 2016 was 7.33%, and as of December 31, 2015 was 7.24%.

This ratio is calculated as Tier 1 capital divided by leverage exposure.

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to funds necessary to cover client needs, maturing liabilities and working capital requirements. Liquidity risk arises in the general funding of our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Classification of Loans and Allowance for Impairment Losses—Liquidity Requirements for Foreign Currency-Denominated Liabilities” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Liquidity Risk” in the 2016 Form 20-F.

Additionally, the Basel III framework has implemented a liquidity coverage ratio (“LCR”) and is considering the definition of a Net Stable Funding Ratio, or NSFR. The LCR requires banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a stress scenario during a one-month period. The NSFR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of the Bank’s assets and activities over a one-year period.

As part of its liquidity management model, in recent years Banco Santander Mexico has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Official Gazette of the Federation the General Liquidity Requirements, which entered into effect on January 1, 2015.

On June 22, 2016, the CNBV published in the Official Gazette of the Federation a resolution amending the methodology to calculate the leverage percentage of financial institutions. Such resolution entered into effect on September 1, 2016. We are currently in compliance with these requirements.

We have three principal sources of short-term peso funding: (i) demand deposits, comprised by interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interest payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos)		(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	246,100	Ps.	255,717
Non-interest-bearing deposits		157,212		169,134
Subtotal	Ps.	403,312	Ps.	424,851
Time deposits:
Notes with interest payable at maturity	Ps.	124,182	Ps.	135,158
Fixed-term deposits		5,454		6,541
Foreign currency time deposits		10,579		11,078
Subtotal	Ps.	140,215	Ps.	152,777
Repurchase agreements		80,769		14,834
Accrued interest(1)		578		717
Other deposits		27,696		23,028
Total customer deposits	Ps.	652,570	Ps.	616,207
Deposits from the Mexican Central Bank and credit institutions(2)		139,956		148,190
Total deposits(3)	Ps.	792,526	Ps.	764,397

______________________

(1)	Mainly from time deposits.

(2)	Includes Ps.40,634 million and Ps.58,364 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2016 and June 30, 2017, respectively.

(3)	As of December 31, 2016, we had deposits of Ps.652,570 million from customers, Ps.124,477 million from credit institutions and Ps.15,479 million from the Mexican Central Bank. As of June 30, 2017, we had deposits of Ps.616,207 million from costumers, Ps.90,689 million from credit institutions and Ps.57,501 million from the Mexican Central Bank. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits” in the 2016 Form 20-F.

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding. Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 7.6%, from Ps.157,212 million at December 31, 2016 to Ps.169,134 million at June 30, 2017, as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one to 364 days.

Repurchase agreements are another important instrument in Mexico’s money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities issued by other Mexican banks and corporations. We have used repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

The following tables show our short-term borrowings that we sold under repurchase agreements for funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under repurchase agreements. Short-term borrowings as of June 30, 2016 and as of June 30, 2017 remain stable. See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings” in the 2016 Form 20-F.

	IFRS for six months ended June 30,
	2016		2017
	Amount	Average rate	Amount	Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At June 30	112,155	3.00%	73,198	6.79%
Average during period	178,823	2.93%	167,669	6.28%
Maximum month-end balance	210,660	3.00	199,054	6.79%
Short positions:
At June 30(1)	73,021	3.12%	104,103	6.84%
Average during period	76,392	3.23%	71,073	6.50%
Maximum month-end balance	119,125	3.41%	99,320	6.84%
Total short-term borrowings at period end	185,176	3.06%	177,301	6.82%

______________________

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See Note 9. b) of our unaudited condensed consolidated financial statements.

In the future, we expect to continue using the funding sources described above in accordance with their availability, their cost, and our asset and liability management needs. The short-term nature of these funding sources, however, increases our liquidity risk and could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. For example, we are aware of the risk that a substantial number of our depositors may withdraw their demand deposits or not roll over their time deposits upon maturity; however, we believe we can respond to a liquidity problem by increasing the interest rates we pay on time deposits, altering our mix of funding sources and by liquidating our short-term assets. We review our pricing policy daily and we believe we can reflect our cost of funding in the pricing of loans effectively, reducing the impact on net income.

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities. As of June 30, 2017, the balance of our debt securities outstanding totaled Ps.111,633 million. See “—Debt Securities Outstanding.”

The cost of our peso-denominated funding has not been affected by the downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades. For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated, Aaa.mx and AAA(mex) by Moody’s and Fitch Ratings, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.

We do not rely in any material respect on funding from our parent company, Banco Santander Parent, and Banco Santander Parent does not rely in any material respect on funding from us. As such, the elimination of funding to us from Banco Santander Parent or any deterioration of Banco Santander Parent’s financial condition or increase in its funding costs would not have an impact on us except to the limited extent disclosed under “Item 3. Key Information—D. Risk Factors—Risks Associated with Our Business—Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations” in the 2016 Form 20-F.

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2017 capital expenditures. For 2017, we have a capital expenditures budget of Ps.6,043 million (U.S.$293 million), 70.4% of which (Ps.4,254 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.1,789 million). In 2016, our capital expenditures were Ps.2,946 million (U.S.$143 million), 77.4% of which (Ps.2,280 million) was spent in information technology and the rest was spent on furniture, fixtures and equipment (Ps.666 million).

As of June 30, 2017, total interest-bearing liabilities denominated in dollars amounted to Ps.99,150 million, or U.S.$5,489 million, representing 12.97% of our total deposits and 16.09% of our customer deposits.

The sources of such funding as of December 31, 2016, and June 30, 2017 were as follows:

	IFRS
	As of December 31,		As of June 30,
	2016		2017		2017
	(Millions of pesos)		(Millions of pesos)		(Millions of U.S.$) (1)
Demand deposits	Ps.	58,815	Ps.	56,430	3,124
Time deposits		40,427		28,791	1,594
Bank and other loans		55,577		13,929	771
Total	Ps.	154,819	Ps.	99,150	5,489

______________________

(1)	Translated at the rate of Ps.18.0626 per U.S.$1.00 as calculated on June 30, 2017 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 3, 2017, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate. See “Item 1. Key Information—A. Selected Financial Data—Exchange Rates.”

Foreign Currency Position

Our foreign currency-denominated assets, most of which are U.S. dollar denominated, are funded from a number of sources, including: (i) savings accounts and time deposits from private banking customers and medium and large Mexican companies, primarily in the export sector; (ii) issuance of U.S. dollar-denominated certificates of deposit in the Mexican market; (iii) interbank deposits; (iv) trade and working capital financing facilities from Mexican development banks and from foreign export-import banks; and (v) issuance of euroclearable certificates of deposit for foreign investors. We also obtain funding in foreign currency by swapping funding in Mexican pesos into U.S. dollars or euros through foreign currency derivatives (foreign currency swaps and cross-currency swaps) with certain local and foreign counterparties. Foreign currency funding rates are generally referenced to the London Interbank Offered Rate, or LIBOR.

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital. As of June 30, 2017, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$9,485 million (Ps.171,326 million) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$9,300 million (Ps.167,983 million). As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of June 30, 2017, we are also in compliance with the limits established for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$8,284 million (Ps.149,631 million). As of such date, our foreign currency-denominated liabilities were U.S.$5,804 million (Ps.104,835 million). For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation” included in 2016 Form 20-F.

As of June 30, 2017 and 2016, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	Six months ended June 30,
	2016				2017
	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	299,262	27.49%	1.39%	Ps.	356,980	31.13%	2.15%
Time deposits		163,780	15.04%	3.01%		205,983	17.96%	4.45%
Deposits from the Mexican Central Bank and credit institutions		203,345	18.68%	3.54%		133,535	11.65%	5.67%
Repurchase agreements		74,164	6.81%	3.55%		90,633	7.90%	6.13%
Marketable debt securities and other financial liabilities		54,013	4.96%	4.20%		59,085	5.15%	5.92%
Other liabilities(1)		56,631	5.20%	3.66%		70,413	6.14%	6.35%
Subordinated liabilities		23,296	2.14%	6.11%		25,094	2.19%	6.11%
Subtotal interest-bearing liabilities		874,491	80.32%	2.88%		941,723	82.12%	4.24%
Non-interest-bearing liabilities		102,417	9.41%			94,276	8.22%
Total equity		111,816	10.27%			110,652	9.66%
Subtotal non-interest-bearing liabilities and equity		214,233	19.68%			204,928	17.88%
Total liabilities and equity	Ps.	1,088,724	100.00%		Ps.	1,146,651	100.00%

______________________

(1)	This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

Average time deposits as a share of average total liabilities and equity increased from 15.04% as of June 30, 2016 to 17.96% as of June 30, 2017, while the ratio of average demand accounts to average total liabilities and equity increased from 27.49% to 31.13% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity decreased from 9.41% as of June 30, 2016 to 8.2% as of June 30, 2017.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2016 and June 30, 2017.

	IFRS
	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos)		(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	246,100	Ps.	255,717
Non-interest-bearing deposits		157,212		169,134
Subtotal	Ps.	403,312	Ps.	424,851
Time deposits
Notes with interest payable at maturity	Ps.	125,879	Ps.	135,158
Fixed-term deposits(1)		5,454		6,541
Foreign currency time deposits(2)		40,427		28,791
Subtotal	Ps.	171,760	Ps.	170,490
Total	Ps.	575,072	Ps.	595.341

______________________

(1)	As of December 31, 2016 and June 30, 2017, we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.

(2)	As of December 31, 2016, includes Ps.29,848 million of foreign currency time deposits from other credit institutions. As of June 30, 2017, includes Ps.18,540 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of June 30, 2017.

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Certificates of deposit (unsecured) (2)	Ps. 800	07/20/2017	7.25%
Certificates of deposit (unsecured) (2)	500	07/27/2017	7.40%
Certificates of deposit (unsecured) (2)	1,000	08/15/2017	7.24%
Certificates of deposit (unsecured) (2)	100	09/11/2017	7.24%
Certificates of deposit (unsecured) (2)	1,000	11/01/2017	8.17%
Certificates of deposit (unsecured) (2)	800	12/11/2017	7.60%
Certificates of deposit (unsecured) (2)	50	07/25/2017	7.21%
Certificates of deposit (unsecured) (2)	1,000	09/25/2017	7.26%
Certificates of deposit (unsecured) (2)	1,000	10/06/2017	8.08%
Certificates of deposit (unsecured) (2)	1,000	02/22/2018	7.40%
Certificates of deposit (unsecured) (2)	750	02/23/2018	8.08%
Certificates of deposit (unsecured) (2)	500	05/24/2018	7.78%
Certificates of deposit (unsecured) (2)	700	05/09/2018	7.19%
Certificates of deposit (unsecured) (2)	1,000	06/08/2018	8.40%
Certificates of deposit (unsecured) (2)	1,000	06/25/2018	7.59%
Certificates of deposit (unsecured) (2)	4	07/31/2017	0.95%
Certificates of deposit (unsecured) (2)	1	07/31/2017	0.90%
Certificates of deposit (unsecured) (2)	1	07/31/2017	0.70%
Certificates of deposit (unsecured) (2)	2	07/31/2017	0.65%
Certificates of deposit (unsecured) (2)	1	07/31/2017	0.75%
Certificates of deposit (unsecured) (2)	2,309	01/26/2018	1.70%
Certificates of deposit (unsecured) (2)	1	07/31/2017	0.55%
Certificates of deposit (unsecured) (2)	8	09/29/2017	0.40%
Certificates of deposit (unsecured) (2)	90	11/01/2017	0.75%
Certificates of deposit (unsecured) (2)	21	11/21/2017	0.70%
Certificates of deposit (unsecured) (2)	32	11/21/2017	0.70%
Certificates of deposit (unsecured) (2)	22	11/22/2017	0.70%
Certificates of deposit (unsecured) (2)	40	02/28/2018	0.65%
Certificates of deposit (unsecured) (2)	22	12/06/2017	0.70%
Certificates of deposit (unsecured) (2)	11	12/18/2017	0.85%
Certificates of deposit (unsecured) (2)	548	07/27/2017	1.05%
Structured bank bonds (3)	31	07/05/2017	7.00%
Structured bank bonds (3)	10	07/10/2017	10.00%
Structured bank bonds (3)	8	07/05/2017	7.80%
Structured bank bonds (3)	18	07/07/2017	Guaranteed rate subject to foreign exchange rate
Structured bank bonds (3)	9	07/05/2017	6.00%
Structured bank bonds (3)	12	12/20/2017	2.10%
Structured bank bonds (3)	10	07/21/2017	8.00%
Structured bank bonds (3)	54	07/07/2017	3.20%
Structured bank bonds (3)	153	05/31/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds (3)	10	07/21/2017	9.80%
Structured bank bonds (3)	27	07/07/2017	6.00%

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Structured bank bonds (3)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	163	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	54	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	19	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	11	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	10	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	17	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds (3)	49	04/26/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	15	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds (3)	21	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	29	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	57	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	223	07/18/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	30	10/03/2019	Guaranteed rate subject to NKY, SXE
Structured bank bonds (3)	15	12/19/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	108	02/21/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	170	09/08/2017	Guaranteed rate subject to SX7E
Structured bank bonds (3)	111	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds (3)	548	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	313	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds (3)	475	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds (3)	915	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	146	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	125	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	145	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	87	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	452	06/27/2018	2.00%
Structured bank bonds (3)	10	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	504	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	121	07/12/2018	Guaranteed rate subject to Euro SX6E

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Structured bank bonds (3)	11	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds (3)	130	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	130	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	165	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	102	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	131	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	159	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds (3)	555	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	227	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	48	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	71	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	814	10/23/2020	TIIE
Structured bank bonds (3)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds (3)	8	11/05/2020	TIIE
Structured bank bonds (3)	159	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds (3)	1,010	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	137	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	178	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	97	02/23/2021	TIIE
Structured bank bonds (3)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds (3)	425	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	7	03/16/2021	TIIE
Structured bank bonds (3)	6	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds (3)	121	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds (3)	376	04/23/2021	TIIE
Structured bank bonds (3)	19	05/12/2021	TIIE
Structured bank bonds (3)	154	06/06/2018	TIIE
Structured bank bonds (3)	229	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	105	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	10	12/21/2017	TIIE
Structured bank bonds (3)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds (3)	20	03/14/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	88	03/12/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	47	03/22/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	49	02/16/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	23	02/20/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	10	02/21/2018	Guaranteed rate subject to IPC

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Structured bank bonds (3)	45	03/20/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	61	05/24/2021	TIIE
Structured bank bonds (3)	99	05/09/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	10	05/25//2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	711	05/30/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	13	06/08/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	10	06/26/2019	TIIE
Structured bank bonds (3)	10	06/29/2018	Guaranteed rate subject to IPC
Structured bank bonds (3)	299	06/29/2018	Guaranteed rate subject to IPC/S&P500
Structured bank bonds (3)	10	07/31/2017	8.00%
Structured bank bonds (3)	37	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	37	03/05/2018	Guaranteed rate subject to NIKKEI 225
Senior notes	17,846	11/09/2022	4.125%
Promissory notes (6)	57	07/10/2017	6.75%
Promissory notes (6)	1,500	07/21/2017	7.00%
Promissory notes (6)	70	07/03/2017	6.95%
Promissory notes (6)	9,994	07/03/2017	7.00%
Promissory notes (6)	6,506	07/03/2017	7.00%
Promissory notes (6)	849	07/03/2017	7.00%
Unsecured bonds (4)	3,000	03/16/2018	8.91%
Unsecured bonds (4)	1,700	03/09/2021	(TIIE + 15 basis points)
Unsecured bonds (4)	3,000	12/06/2018	(TIIE + 18 basis points)
Unsecured bonds (4)	4,000	06/14/2021	(TIIE + 38 basis points)
Unsecured bonds (4)	3,000	09/01/2016	7.19%
Mortgage-backed bonds (5)	143	05/25/2032	5.00%
Mortgage-backed bonds (5)	14	05/25/2032	6.40%
Tier II Subordinated Capital Notes	23,481	01/30/2024	5.95%
Subordinated Additional Tier 1 Capital Notes	8,982	10/20/2046	8.50%
	110,973
Transaction costs and accrued interest	660
Total debt securities outstanding	Ps. 111,633

______________________

(1)	Equals funding amounts taking into consideration redemptions. See Note 9.c of our unaudited condensed consolidated financial statements.

(2)	Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

(3)	Referred to in the local Mexican market as bonos bancarios estructurados.

(4)	Referred to in the local Mexican market as certificados bursátiles bancarios.

(5)	Referred to in the local Mexican market as certificados bursátiles.

(6)	Referred to in the local Mexican market as pagaré con rendimiento liquidable al vencimiento.

E.       Off-Balance Sheet Arrangements

In the ordinary course of our business, we are a party of certain activities to manage credit, market and operational risk. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in Note 31 of our audited financial statements included in the 2016 Form 20-F.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements. These loan commitments totaled Ps.202,723 million and Ps.190,059 million as of December 31, 2016 and June 30, 2017, respectively.

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guaranty and collateral requirements on a case-by-case basis depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable as well as deposits, stocks, bonds and other tradable securities that are generally held in our possession or at another appropriate custodian or depository. The collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is required when it is considered necessary by us.

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2016 and as of June 30, 2017:

	As of December 31,		As of June 30,
	2016		2017
	(Millions of pesos)		(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	202,723	Ps.	190,059
Assets in trust or mandate:
Trusts		154,308		158,778
Mandates(1)		185		175
Assets in custody or under administration(2)		3,162,552		3,459,101
Subtotal	Ps.	3,519,768	Ps.	3,808,113
Collateral received	Ps.	66,684	Ps.	133,269
Collateral received and sold or pledged as guarantee(3)		40,037		85,455
Investment banking transaction on behalf of third parties (net)(4)		375,875		395,186
Subtotal		482,596		613,910
Total	Ps.	4,002,364	Ps.	4,422,023

______________________

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(2)	This account includes the activity of third-party assets and securities received in custody or to be managed by us.

(3)	Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party. This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by our bank and brokerage subsidiaries.

F.       Tabular Disclosure of Contractual Obligations The table below presents our contractual obligations as of June 30, 2017.

	Payment due by period
	Less than 1 year		More than 1 year but less than 3 years		More than 3 years but less than 5 years		More than 5 years		Total
	(Millions of pesos)

Demand deposits	Ps.	424,851	Ps.		Ps.		Ps.		Ps.	424,851
Time deposits		172,055		208		72		7,977		180,312
Bank and other loans(1)		69,546		14,267		1,829		394		86,036
Marketable debt securities(1)		42,736		6,684		8,326		21,003		78,749
Subordinated liabilities		581		(3)		(3)		32,309		32,884
Repurchase agreements		73,198		—		—		—		73,198
Short positions		104,102		—		—		—		104,102
Operating lease obligations		564		685		1,176		6,794		9,219
Sundry creditors and other payables		38,097		121		8		4,317		42,543
Contractual interest payments(2)		33,867		9,987		8,508		15,411		67,773
Total		959,597		31,949		19,916		88,205		1,099,667

______________________

(1)	Includes interest payments that are calculated by applying the interest rate in effect at June 30, 2017.

(2)	Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of June 30, 2017 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.       Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements” in this Form 6-K.

ITEM 4. LEGAL PROCEEDINGS

We are subject to certain claims and are party to certain legal proceedings in the normal course of our business. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our financial condition or results of operations. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

Banco Santander Mexico, in its role as trustee or other fiduciary, is party to certain legal proceedings in the normal course of its business. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of June 30, 2017, we have recognized Ps.1,207 million (U.S.$67 million) as provisions for these legal actions (including tax-related litigation). These provisions are presented under the “Different creditors and other Payables” line item in our audited financial statements.

The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters, to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different. The Group’s actual losses may differ materially from recognized amounts.

ITEM 5. RECENT EVENTS

Corporate Restructuring

On October 26, 2017, our Board of Directors approved the convocation of an Ordinary and Extraordinary General Meeting of Shareholders to submit for the consideration of our shareholders a corporate restructuring. If our shareholders approve the coporate restructuring, the Group will merge with and into Banco Santander Mexico, with Banco Santander Mexico as the surviving entity (the “Merger”). The purpose of the restructuring is to comply with guidelines issued by the European Central Bank whereby participation of a company’s minority shareholders may only be considered for regulatory capital purposes at the consolidated level if (i) the company in which they own shares collects deposits from the public and (ii) such company’s equity is regulated. As a result of the Merger, our minority shareholders will become shareholders of Banco Santander Mexico.

Additionally, as part of the corporate restructuring, Banco Santander Parent is planning to incorporate a new financial group in Mexico (“New HoldCo”). Immediately upon effectiveness of the Merger, Santander Parent will transfer all of Banco Santander Mexico shares it will hold to New HoldCo, and Banco Santander Mexico will transfer 99.99% of the shares of Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México (“Casa de Bolsa”) that it will acquire in connection with the Merger to New HoldCo. Once the corporate restructuring is complete, New HoldCo will hold 74.96% of the shares of Bank and 99.99% of the shares of Casa de Bolsa.

Custody and IT Businesses

October 26, 2017, Banco Santander Mexico’s Board of Directors also approved two related party corporate transactions unrelated to the corporate restructuring:

•	Banco Santander Mexico will sell its custody business to Banco S3, S.A., Institución de Banca Múltiple, a subsidiary of Banco Santander Parent, for a purchase price of Ps.850 million, provided that it receives the requisite corporate and regulatory authorizations.

•	SanMex will acquire from Banco Santander Parent all of the shares of Isban México, S.A. de C.V. (“Isban”), a subsidiary of Banco Santander Parent that handles all of the technology needs of SanMex, for a purchase price of Ps.225 million pesos. SanMex will seek to leverage the acquisition of Isban to create a new model for information technology that is faster and more flexible.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited condensed consolidated financial statements in accordance with International Financial Reporting Standards as of December 31, 2016 and June 30, 2017, and for the six-month periods ended June 30, 2016 and 2017
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2016 and June 30, 2017	F-2
Unaudited Condensed Consolidated Income Statements for the Six-Month Periods ended June 30, 2016 and 2017	F-3
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Six-Month Periods ended June 30, 2016 and 2017	F-4
Unaudited Condensed Consolidated Statements of Changes in Total Equity for the Six-Month Periods ended June 30, 2016 and 2017	F-5
Unaudited Condensed Consolidated Statements of Cash Flows for the Six-Month Periods ended June 30, 2016 and 2017	F-6
Notes to the unaudited condensed consolidated financial statements as of December 31, 2016 and June 30, 2017 and for the six-month periods ended June 30, 2016 and 2017	F-7

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND JUNE 30, 2017

(Millions of Pesos)

ASSETS	Note	12/31/2016	06/30/2017	LIABILITIES AND EQUITY	Note	12/31/2016	06/30/2017

CASH AND BALANCES WITH CENTRAL BANK		78,663	47,669	FINANCIAL LIABILITIES HELD FOR TRADING:		268,190	236,663
				Trading derivatives	21	205,690	132,561
				Short positions	9	62,500	104,102
FINANCIAL ASSETS HELD FOR TRADING:		343,797	249,115
Debt instruments	5	141,710	122,132
Equity instruments	5	2,180	1,687	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Trading derivatives	21	199,907	125,296	PROFIT OR LOSS:	9	133,738	85,372
				Deposits from Central Bank –Repurchase agreements		15,479	57,501
				Deposits from credit institutions – Repurchase agreements		25,155	863
				Customer deposits –Repurchase agreements		80,769	14,834
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH	5			Marketable debt securities		12,335	12,174
PROFIT OR LOSS:		41,073	109,743
Loans and advances to credit institutions – Reverse repurchase agreements		37,831	104,366
Loans and advances to customers – Reverse repurchase agreements		3,242	5,377	FINANCIAL LIABILITIES AT AMORTIZED COST:	9	806,125	811,612
				Deposits from credit institutions		99,322	89,826
				Customer deposits		571,801	601,373
				Marketable debt securities		77,668	66,575
AVAILABLE-FOR-SALE FINANCIAL ASSETS:	5	154,441	152,245	Subordinated liabilities		37,525	32,884
Debt instruments		154,318	152,142	Other financial liabilities		19,809	20,954
Equity instruments		123	103

				HEDGING DERIVATIVES	22	14,287	5,092

LOANS AND RECEIVABLES:	5	675,685	658,835
Loans and advances to credit institutions		82,568	66,906	PROVISIONS:	10	7,331	7,280
Loans and advances to customers, net		581,645	580,322	Provisions for pensions and similar obligations		4,013	4,267
Debt instruments		11,472	11,607	Provisions for tax and legal matters		1,394	1,207
				Provisions for off-balance sheet risk		874	857
				Other provisions		1,050	949
HEDGING DERIVATIVES	22	15,003	14,868

				TAX LIABILITIES:		94	165
				Current		39	5
NON-CURRENT ASSETS HELD FOR SALE	6	1,107	1,111	Deferred		55	160

				OTHER LIABILITIES		13,924	14,309

TANGIBLE ASSETS	7	5,694	5,601	TOTAL LIABILITIES		1,243,689	1,160,493

				SHAREHOLDERS' EQUITY:	11	108,849	113,902
				Share capital		25,658	25,658
INTANGIBLE ASSETS:	8	5,772	6,097	Share premium		11,415	11,415
Goodwill		1,734	1,734	Accumulated reserves		55,272	67,468
Other intangible assets		4,038	4,363	Profit for the year attributable to the Parent		16,504	9,361

				VALUATION ADJUSTMENTS:		(1,574)	(720)
TAX ASSETS:		23,321	20,753	Available-for-sale financial assets		(2,957)	(1,457)
Current		5,276	3,880	Cash flow hedges		1,383	737
Deferred		18,045	16,873
				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		107,275	113,182

OTHER ASSETS		6,419	7,649	NON-CONTROLLING INTERESTS		11	11

				TOTAL EQUITY		107,286	113,193
TOTAL ASSETS		1,350,975	1,273,686	TOTAL LIABILITIES AND EQUITY		1,350,975	1,273,686

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated balance sheets.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2016 AND 2017

(Millions of Pesos)

	Note	06/30/2016	06/30/2017

Interest income and similar income	12	36,334	47,190
Interest expenses and similar charges	13	(12,607)	(19,953)
NET INTEREST INCOME		23,727	27,237
Dividend income	14	109	167
Fee and commission income	15	9,395	10,405
Fee and commission expenses	16	(2,213)	(2,745)
Gains/(losses) on financial assets and liabilities (net)	17	1,350	2,045
Exchange differences (net)		(3)	9
Other operating income		281	246
Other operating expenses		(1,576)	(1,723)
TOTAL INCOME		31,070	35,641
Administrative expenses:		(11,254)	(12,480)
Personnel expenses		(5,952)	(6,188)
Other general administrative expenses		(5,302)	(6,292)
Depreciation and amortization		(1,077)	(1,218)
Impairment losses on financial assets (net):		(8,027)	(9,865)
Loans and receivables	5	(8,027)	(9,865)
Impairment losses on other assets (net):		(54)	(26)
Non-current assets held for sale		(54)	(26)
Provisions (net)		(394)	(123)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)		1	2
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		27	58
OPERATING PROFIT BEFORE TAX		10,292	11,989
Income tax	23	(2,647)	(2,628)
PROFIT FOR THE PERIOD		7,645	9,361
Profit attributable to the Parent		7,646	9,361
Profit attributable to non-controlling interests		(1)	-

EARNING PER SHARE (pesos)	3
Basic earnings per share		1.13	1.38
Diluted earnings per share		1.13	1.38

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated income statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2016 AND 2017

(Millions of Pesos)

	Note	06/30/2016	06/30/2017

PROFIT FOR THE PERIOD		7,645	9,361

OTHER COMPREHENSIVE INCOME:

Items that will not be reclassified subsequently to the unaudited condensed consolidated income statement:
Remeasurement of defined benefit obligation from the period		260	58
Income tax relating to items that will not be reclassified subsequently		(78)	(17)
		182	41

Items that may be reclassified subsequently to the unaudited condensed consolidated income statement:
Available-for-sale financial assets:
Valuation adjustments		227	2,085
Amounts reclassified to unaudited condensed consolidated income statement		(120)	(9)
Income tax		29	(576)

Cash flow hedges:
Valuation adjustments		(113)	(796)
Amounts reclassified to unaudited condensed consolidated income statement		682	(126)
Income tax		(171)	276
		534	854

Other comprehensive income for the period, net of income tax		716	895

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		8,361	10,256

Attributable to the Parent		8,362	10,256
Attributable to non-controlling interests		(1)	-

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of comprehensive income.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2016 AND 2017

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity

BALANCES AT JANUARY 1, 2016	25,658	11,415	58,193	14,003	380	109,649	11	109,660
Consolidated profit for the period	-	-	-	7,646	-	7,646	(1)	7,645

Other changes in equity:
Transfer to accumulated reserves	-	-	14,003	(14,003)	-	-	-	-
Dividends declared	-	-	(3,844)	-	-	(3,844)	-	(3,844)
Treasury shares	-	-	83	-	-	83	-	83
Recognition of share-based payments	-	-	(24)	-	-	(24)	-	(24)
Other comprehensive income/(loss) for the period, net of income tax	-	-	182	-	534	716	-	716
BALANCES AT JUNE 30, 2016	25,658	11,415	68,593	7,646	914	114,226	10	114,236
BALANCES AT JANUARY 1, 2017	25,658	11,415	55,272	16,504	(1,574)	107,275	11	107,286
Consolidated profit for the period	-	-	-	9,361	-	9,361	-	9,361

Other changes in equity:
Transfer to accumulated reserves	-	-	16,504	(16,504)	-	-	-	-
Dividends declared	-	-	(4,234)	-	-	(4,234)	-	(4,234)
Treasury shares	-	-	(34)	-	-	(34)	-	(34)
Recognition of share-based payments	-	-	104	-	-	104	-	104
Paid interests on Subordinated Additional Tier I Capital Notes	-	-	(185)	-	-	(185)	-	(185)
Other comprehensive income/(loss) for the period, net of income tax	-	-	41	-	854	895	-	895
BALANCES AT JUNE 30, 2017	25,658	11,415	67,468	9,361	(720)	113,182	11	113,193

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of changes in total equity.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2017

(Millions of Pesos)

	06/30/2016	06/30/2017
A. CASH FLOWS FROM OPERATING ACTIVITIES:	5,906	(25,123)
Profit for the period	7,645	9,361

Adjustments made to obtain the cash flows from operating activities-	3,611	2,794
Depreciation and amortization	1,077	1,218
Impairment losses on other assets (net)	54	26
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(27)	(58)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(1)	(2)
Income tax expense recognized in unaudited condensed consolidated income statement	2,647	2,628
Expense recognized with respect to equity-settled share-based payments	(24)	104
Effect of foreign exchange rate changes on foreign currency cash deposits	(115)	156
Effect of foreign exchange rate changes on foreign currency subordinated additional Tier I Capital Notes	-	(1,278)

Net (increase)/decrease in operating assets-	(117,699)	53,345
Financial assets held for trading	(5,421)	94,660
Other financial assets at fair value through profit or loss	(28,449)	(68,670)
Available-for-sale financial assets	(33,281)	13,339
Loans and receivables	(50,808)	17,955
Other operating assets	260	(3,939)

Net increase/(decrease) in operating liabilities-	114,406	(88,922)
Financial liabilities held for trading	107,534	(31,527)
Other financial liabilities at fair value through profit or loss	(78,131)	(48,366)
Financial liabilities at amortized cost	70,698	11,330
Other operating liabilities	14,305	(20,359)
Income tax paid	(2,166)	(1,868)
Dividends received from equity instruments	109	167

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(1,175)	(1,447)
Payments-	(1,177)	(1,449)
Tangible assets	(230)	(416)
Intangible assets	(947)	(1,033)

Proceeds-	2	2
Disposal of tangible assets	2	2

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,761)	(4,268)
Payments	(3,761)	(4,268)
Dividends paid to owners	(3,844)	(4,234)
Treasury shares	83	(34)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	115	(156)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,085	(30,994)
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	59,788	78,663
G. CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	60,873	47,669

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of cash flows.

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

Notes to the unaudited condensed consolidated financial statements as of December 31, 2016 and June 30, 2017 and for the six-month periods ended June 30, 2016 and 2017

(In millions of Mexican pesos)

1.	Introduction, basis of presentation of the condensed consolidated financial statements and other information

a)	Introduction

Grupo Financiero Santander México, S.A.B. de C.V. together with its subsidiaries (hereinafter, the “Group”) is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, “Banco Santander (Spain)”) and is authorized by the Mexican Ministry of Finance and Public Credit (“SHCP”) to operate as a financial group under the form and terms established by the Mexican Financial Groups Law (“Ley para Regular las Agrupaciones Financieras”), subject to the supervision and oversight of the Mexican National Banking and Securities Commission (hereinafter, the “CNBV”) and the Mexican Central Bank (hereinafter, “the Central Bank”). The Group and its subsidiaries are regulated, depending on their activities, by the CNBV, the Central Bank and other applicable laws.

Per legal requirements, the Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The main subsidiary of the Group is Banco Santander (México), S.A. (hereinafter, the “Bank”), which is a private-law entity, subject to the rules and regulations governing banking institutions operating in Mexico. The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Group are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de México.

The main activity of the Group’s subsidiaries is to carry out financial services operations, including full-banking services and brokerage services.

b)	Basis of presentation of the unaudited condensed consolidated financial statements

These unaudited condensed consolidated financial statements were prepared and are presented in accordance with the International Accounting Standard (IAS) 34 Interim Financial Reporting from International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”).

The unaudited condensed consolidated financial statements were authorized for issuance by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director of the Group on October 26, 2017. Consequently, they do not reflect events occurring after that date. These unaudited condensed consolidated financial statements are pending the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in Mexican General Corporate Law (Ley General de Sociedades Mercantiles).

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issuance, focusing on new activities, events and circumstances occurring during the six-month period ended June 30, 2017, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issuance.

Consequently, these unaudited condensed consolidated financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with IFRS as issued by the IASB and, accordingly, for a proper understanding of the information included in these unaudited condensed consolidated financial statements, they should be read together with the Group’s audited consolidated financial statements as of December 31, 2016 and for the year then ended.

The accounting policies and methods used in preparing these unaudited condensed consolidated financial statements are the same as those applied in the audited consolidated financial statements as of December 31, 2016, taking into account those standards and interpretations effective subsequent as described in the Group’s audited consolidated financial statements as of December 31, 2016 and for the year then ended which did not have a material effect on these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements as of June 30, 2017 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented and all such adjustments are of a normal recurring nature.

Except for the standards detailed below, the Group has not yet adopted the new or revised standards detailed in Note 1.b of the audited consolidated financial statements as of December 31, 2016.

•	Amendments to IAS 12 Income taxes: recognition of deferred tax assets for unrealized losses

•	Amendments to IAS 7 Disclosure Initiative

IAS 12 Recognition of deferred tax assets for unrealized losses

(Effective for annual periods beginning on or after January 1, 2017)

The amendments clarify the following:

•	Decreases below cost in the carrying amount of a fixed-rate debt instrument measured at fair value for which the tax base remains at cost give rise to a deductible temporary difference, irrespective of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use, or whether it is probable that the issuer will pay all the contractual cash flows;

•	When an entity assesses whether taxable profits will be available against which it can utilize a deductible temporary difference, and the tax law restricts the utilization of losses to deduction against income of a specific type (i.e. capital losses can only be set off against capital gains), an entity assesses a deductible temporary difference in combination with other deductible temporary difference of that type, but separately from other types of deductible temporary differences;

•	The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this; and

•	In evaluating whether sufficient future taxable profits are available, an entity should compare the deductible temporary differences with future taxable profits excluding tax deductions resulting from the reversal of those deductible temporary differences.

The application of these amendments has had no impact on the amounts recognized in the Group’s unaudited condensed consolidated financial statements. The accounting policy applied by the Group is consistent with the aforementioned amendments.

Amendments to IAS 7 Disclosure initiative

(Effective for annual periods beginning on or after January 1, 2017)

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments do not prescribe a specific format to disclose financing activities; however, an entity may fulfil the disclosure objective by providing a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

The application of these amendments is disclosed in note 9.e.

In relation to significant not yet adopted accounting standards:

IFRS 9 Financial Instruments (as revised in 2014)

(Effective for annual periods beginning on or after January 1, 2018)

As of June 30, 2017, the work conducted by the Group includes the review of the financial instruments affected by the classification and measurement requirements of IFRS 9 and the development of an impairment methodology in order to support the calculation of the provision for expected credit losses.

•	The Parent has elaborated the main accounting policy standards and methodology framework that has been used as a reference for the implementation developments conducted by the Group.

•	In terms of the status of classification and measurement:

-	Since 2016, the Group has been carrying out an analysis on their investment portfolio, focusing on those products that may cause a material change in the applicable accounting methodology, motivated by both, the relevant business model and the non-compliance of the Solely Payment of Principal and Interest test (“SPPI test”).

-	Additionally, based on 2017 available information, the Group is completing the mentioned analysis and reviewing acquisitions of products during this period, analyzing its asset management strategies (identifying the corresponding Business Models) as well as extending the investment portfolio review. This analysis is currently underway.

•	At the date of these unaudited condensed consolidated financial statements, the Group have completed the development of the core portfolio impairment-models. This degree of implementation of the impairment methodologies is enabling to:

-	Analyze the causes of the impact on all portfolios of the Group.

-	Consolidate the impact at a Group level.

•	Derived from the information mentioned above, the Group will formally begin, as included in the implementation plan, the model validation of provisions under IFRS 9.

•	The governance process of the development, validation and approval of the models is now underway after the commencement of the validation work of the first models by both, Internal Corporate Validation team of the Parent and the Internal Validation team of the Group.

•	Given the importance of the control environment of the processes, progress has been made on the corporate elaboration of the governance model in relation with the calculation of provisions, making a first design of the controls to be included in the new developments carried out in the implementation of the new standard.

New and revised IFRS that are not mandatorily effective (but allow early application) for the period ending June 30, 2017

The Group has not yet adopted the following new or revised standard, as the effective date is subsequent to the date of these unaudited condensed consolidated financial statements. Management is currently analyzing the effects of adopting this new standard and has not yet quantified the potential impacts it may have on the unaudited condensed consolidated financial statements.

IFRS 17 Insurance contracts

(Effective for annual periods beginning on or after January 1, 2021, earlier application is permitted)

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information gives a basis for users of financial statements to assess the effect that insurance contracts have on the entity's financial position, financial performance and cash flows.

This standard measures insurance contracts either under the general model or a simplified version of this called the Premium Allocation Approach. The general model is defined such that at initial recognition an entity shall measure a group of contracts at the total of (a) the amount of fulfilment cash flows (“FCF”), which comprise probability-weighted estimates of future cash flows, an adjustment to reflect the time value of money (“TVM”) and the financial risks associated with those future cash flows and a risk adjustment for non-financial risk; and (b) the contractual service margin (“CSM”).

On subsequent measurement, the carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage comprises the FCF related to future services and the CSM of the group at that date. The liability for incurred claims is measured as the FCF related to past services allocated to the group at that date.

An entity may simplify the measurement of the liability for remaining coverage of a group of insurance contracts using the premium allocation approach on the condition that, at initial recognition, the entity reasonably expects that doing so would produce a reasonable approximation of the general model, or the coverage period of each contract in the group is one year or less.

This standard is not applicable as there is no insurance entity as subsidiary of the Group nor any contracts within the scope of this standard.

IFRIC 23 Uncertainty over Income Tax Treatments

(IFRIC 23 is effective for annual periods beginning on or after January 1, 2019)

IFRIC 23 provides requirements that add to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes.

This interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatment under IAS 12.

Management does not anticipate that the application of this IFRIC will have a material effect on the Group’s unaudited condensed consolidated financial statements.

Amendments to IFRS 4 Insurance Contracts

(Effective for annual periods beginning on or after January 1, 2018)

The amendments introduce two alternative options that will allow entities issuing contracts within the scope of IFRS 4:

•	To apply a temporary exemption from applying IFRS 9 until the earlier of the effective date of a new insurance contracts standard and annual reporting periods beginning on or after 1 January 2021. This exemption will only be available to entities whose activities are predominantly connected with insurance (temporary exemption). Or;

•	Adopt IFRS 9 but, for designated financial assets, remove from profit or loss the effects of some of the accounting mismatches that may occur before IFRS 17 Insurance Contracts is implemented (overlay approach) The amendments make these alternative options part of IFRS 4, rather than changing IFRS 9.

This standard is not applicable as there is no insurance entity as subsidiary of the Group nor any contracts within the scope of this standard.

c)	Accounting estimates

Unless otherwise described in these six-month period unaudited condensed consolidated financial statements, the consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement basis and estimates used by the management in preparing the six-month period unaudited condensed consolidated financial statements. The main accounting policies and measurement basis are described in Note 2 to the unaudited condensed consolidated financial statements.

These estimates, which were made based on the best information available, relate to the following:

-	Fair value measurement of certain financial instruments;

-	Fair value estimates used in disclosures;

-	Allowance for impairment losses and provisions for off-balance sheet risks;

-	Provisions for pensions and similar obligations;

-	The recognition and measurement of certain provisions and contingencies;

-	The recognition and measurement of deferred tax assets;

-	Income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

-	Goodwill and business combinations; and

-	Impairment of goodwill.

During the six-month period ended June 30, 2017 there were no significant changes in the estimates made at 2016 year-end other than those indicated in these unaudited condensed consolidated financial statements.

d)	Comparative information

The information regarding 2016 and contained in these unaudited consolidated financial statements is presented for comparison purposes only.

e)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group’s entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the unaudited condensed consolidated financial statements as of June 30, 2017 and for the six-month period then ended.

f)	Materiality

In determining the information to be disclosed on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the unaudited condensed consolidated financial statements as of June 30, 2017 and for the six-month period then ended.

g)	Events after the reporting period

Authorization of Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México (Inclusión Financiera)

On October 5, 2017, the SHCP authorized to Inclusión Financiera as an integral part of the Group, due to the investment that Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México will make in the shareholders equity of that entity.

Inclusión Financiera main business will focus on granting loans to low income individuals, which aims to have a measurable social impact through a competitive and comprehensive micro lending offer.

Merging of the Bank with the Group

On October 26, 2017 the Board of Directors of the Group agreed to submit for the consideration of the ordinary shareholders’ meeting a proposal for a corporate restructuring in which the Bank, as a merging company will merge with the Group, as merged company. This corporate restructuring must be approved by the ordinary shareholders’ meeting and is subject to the suspense condition of the authorization of the SHCP and the Mexican regulatory authorities.

Custody business sale

The Group approved on October 26, 2017 the sale of its custody business to Banco S3 México, S.A., Institución de Banca Múltiple, subsidiary of Banco Santander, S.A. (Spain). The estimated selling price of the custody business will be 850 million pesos. This operation is subject to the corresponding corporate and regulatory authorizations.

Acquisition of Isban México, S.A. de C.V. (Isban México)

On October 26th, 2017, the Group decided to create a new technology operation model (IT model) in order to manage its business in a more agile and flexible way that is fully aligned with the business needs. As part of this new IT model, the Group will acquire all the shares of Isban México, currently an indirect subsidiary of Banco Santander, S.A. (Spain).

Isban México provides services to the Group, which include the development of applications and integration and maintenance services of technological systems. The estimated purchase price of Isban México’s shares will be 225 million pesos plus the share capital of Isban México. This operation is subject to the corresponding corporate and regulatory authorizations.

No other significant events occurred from July 1, 2017 to the date on which these unaudited consolidated financial statements were authorized for issue.

2.	Accounting policies

Unless otherwise described in these unaudited condensed consolidated financial statements, the accounting policies, presentation and measurement basis applied in preparing the unaudited condensed consolidated financial statements as of June 30, 2017 and for the six-month period then ended are consistent with those applied in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2016.

a)	Basis of consolidation

Note 48 to the consolidated financial statements for the year ended December 31, 2016 provide relevant information on the Group’s companies that were consolidated at that date and on the equity-accounted Group companies.

During the six-month period ended June 30, 2017, no changes have occurred in the method and in the scope of consolidation, except for the merger of Santander Vivienda, S.A. de C.V. as merging entity with Santander Hipotecario, S.A. de C.V. and Santander Holding Vivienda, S.A. de C.V. both as merging entities, effective on January 1, 2017.

b)	Measurement of financial assets and liabilities and recognition of fair value changes

The following table shows a summary of the fair values of the financial assets and liabilities at December 31, 2016 and June 30, 2017, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	12/31/2016			06/30/2017
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active	Internal		Active	Internal
	Markets	Models	Total	Markets	Models	Total
ASSETS:
Financial assets held for trading	141,082	202,715	343,797	122,408	126,707	249,115
Other financial assets at fair value through profit or loss	-	41,073	41,073	-	109,743	109,743
Available-for-sale financial assets	139,263	15,178	154,441	150,845	1,400	152,245
Hedging derivatives	-	15,003	15,003	-	14,868	14,868
	280,345	273,969	554,314	273,253	252,718	525,971
LIABILITIES:
Financial liabilities held for trading	166	268,024	268,190	433	236,230	236,663
Other financial liabilities at fair value through profit or loss	-	133,738	133,738	-	85,372	85,372
Hedging derivatives	-	14,287	14,287	-	5,092	5,092
	166	416,049	416,215	433	326,694	327,127

Set forth below are the financial instruments at fair value whose measurement was based on valuation techniques as of December 31, 2016 and as of June 30, 2017:

	Fair Values Calculated Using Internal Models at 12/31/2016	Fair Values Calculated Using Internal Models at 06/30/2017	Valuation Techniques	Main Inputs
ASSETS:
Financial assets held for trading:	202,715	126,707
Debt and equity instruments	2,871	1,436	Present value (non-closed formula solution) and local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	1,698	991	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface
Market index options:	871	816
European, composite and quanto and Asian strike options	839	775	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface, historical correlations and dividends estimation
Asian quanto option	9	10	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.
Asian spread option	11	11	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Best of options	12	20	Local volatility model with Monte Carlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

	Fair Values Calculated Using Internal Models at 12/31/2016	Fair Values Calculated Using Internal Models at 06/30/2017	Valuation Techniques	Main Inputs
ASSETS:
Exchange rate options:	383	1,598
American forwards	6	278	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	377	1,320	Black-Scholes model with closed- formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	190,199	115,070	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Market index futures	3	223	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity prices and index levels
Interest rate futures	6	7	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	6,684	6,566	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
Other financial assets at fair value through profit or loss:	41,073	109,743

Loans and advances to credit institutions – Reverse repurchase agreements	37,831	104,366	Present value (non-closed formula solution)	Interest rate yield curves

Loans and advances to customers – Reverse repurchase agreements	3,242	5,377	Present value (non-closed formula solution)	Interest rate yield curves

Financial assets available-for sale:	15,178	1,400

Debt instruments	15,083	1,331	Present value (non-closed formula solution)	Interest rate yield curves

Equity instruments	95	69	Other	Value of shareholders’ equity

Hedging derivatives:	15,003	14,868

Swaps	15,003	10,142	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Exchange rate futures	-	4,726	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
	273,969	252,718

	Fair Values Calculated Using Internal Models at 12/31/2016	Fair Values Calculated Using Internal Models at 06/30/2017	Valuation Techniques	Main Inputs

LIABILITIES:
Financial liabilities held for trading:	268,024	236,230

Trading derivatives:
Interest rate options	1,904	1,063	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface.
Market index options:	340	360
European, composite and quanto and Asian strike options	69	325	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Autocallable	264	29	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation
Asian spread option	7	6	Local volatility model with MonteCarlo method	Interest rate yield curves, quoted equity, implied volatility surface, historical correlations and dividends estimation
Exchange rate options:	573	1,018
American forwards	116	3	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	431	1,005	Black-Scholes model with close formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface
American Barrier & Touch options	9	9	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface
American option	17	1	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	196,485	125,036	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
Index and securities futures	4	189	Present value (non-closed formula)	Interest rate yield curves, quoted equity and index levels
Interest rate futures	28	13	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	6,190	4,449	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
Short positions:	62,500	104,102	Present value (non- closed formula solution)	Interest rate yield curves

Other financial liabilities at fair value through profit or loss:	133,738	85,372

Deposits from Central Bank – Repurchase Agreements	15,479	57,501	Present value (non-closed formula solution)	Interest rate yield curves

Deposits from credit institutions – Repurchase agreements	25,155	863	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Repurchase agreements	80,769	14,834	Present value (non-closed formula solution)	Interest rate yield curves

Marketable debt securities	12,335	12,174	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation
Hedging derivatives:	14,287	5,092

	Fair Values Calculated Using Internal Models at 12/31/2016	Fair Values Calculated Using Internal Models at 06/30/2017	Valuation Techniques	Main Inputs

Swaps	7,969	4,982	Present value (non-closed formula solution)	Interest rate yield curves

Exchange rate futures	6,318	110	Present value (non-closed formula solution)	Interest rate yield curves
	416,049	326,694

During the six-month period ended June 30, 2017, there were no significant changes in the internal models nor in the unobservable data inputs used in comparison with the valuation techniques detailed in Note 2.d of the Group´s audited consolidated financial statements as of December 31, 2016.

During the six-month periods ended June 30, 2016 and 2017, there were no transfers between levels of fair value hierarchy.

The detail of the financial assets and liabilities measured using internal models is as follows:

	Fair Values Calculated Using Internal Models
	12/31/2016	06/30/2017

ASSETS:
Level 2	273,797	251,590
Level 3	172	1,128
	273,969	252,718
LIABILITIES:
Level 2	416,049	326,120
Level 3	-	574
	416,049	326,694

The measurements derived using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, management considers that the fair value of the financial assets and liabilities recognized in the unaudited consolidated balance sheets and the gains and losses arising from these financial instruments are reasonable stated.

Financial instruments categorized in Level 3

The table below presents a breakdown of the financial instruments categorized in Level 3:

	12/31/2016	06/30/2017

ASSETS:
Financial assets held for trading	172	1,128
	172	1,128

LIABILITIES:
Financial liabilities held for trading	-	574
	-	574

As of December 31, 2016, the financial assets held for trading categorized in Level 3 are convertible bonds issued by Cemex (as of June 30, 2017 include additionally the structure denominated as “Red Compartida”). This hybrid financial instrument is valued using partial differential equation solver given the embedded equity option (whose underlying is CEMEX.CPO shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility is not quoted directly in an active market or otherwise capable of estimates that are exclusively based on observable inputs and assumptions, this financial asset is classified as Level 3.

The structure denominated as “Red Compartida” is composed of foreign currency exchange (Fx) forwards and plain vanilla Fx options over US Dollar (USD)/Mexican Peso (peso) with maturity from 2 to 5 years. For the Fx options there is a substantial risk of uncertainty in the market data used for the valuation, specifically in the long-term volatility, because the USD/peso options market in these terms may not have the necessary market liquidity. The lack of sufficient liquidity make the Fx options to be valued using an unobservable input, thus “Red Compartida” should be categorized as Level 3.

The following table provides a reconciliation of the movement between opening and closing balances of financial instruments categorized as Level 3, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets	Liabilities
	Held for Trading	Held for Trading

Beginning balance – January 1, 2016	219	-
Total gains/losses recognized in profit or loss	33	-
Purchases	-	-
Sales	(102)	-
New issuances	-	-
Settlements	(10)	-
Balance at June 30, 2016	140	-
Beginning balance – January 1, 2017	172	-
Total gains/losses recognized in profit or loss	14	-
Purchases	950	-
Sales	-	-
New issuances	-	574
Settlements	(8)	-
Balance at June 30, 2017	1,128	574

As of June 30, 2017, the potential impact on the unaudited condensed consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on the Unaudited Condensed Consolidated Income Statement
	Most Favorable Scenario	Least Favorable Scenario

ASSETS:
Financial assets held for trading:
Debt and equity instruments	1	(1)
Trading derivatives	17	(95)

Because there is no options market for the underlying assets with maturities to the aforementioned positions, the assumptions reflected in the scenarios are based on the Group’s experience, which management believes are prudent, but reasonably possible.

Debt and equity instruments.

The least favorable scenario assumed the following: the volatility of the underlying asset of the convertible bond at its maturity moved from 37.11% to 39.42%. The volatility used as input for the internal model (37.11%) is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying.

The most favorable scenario assumed the following: the volatility of the underlying asset of the convertible bond at its maturity moved from 37.11% to 34.8%.

Trading derivatives

The least favorable scenario assumed the following: the volatility of the underlying asset of the long term Fx USD/Peso options at its maturity moved from 13.61% to 15.64%. The volatility used as input for the internal model (13.61%) is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying, provided by the local price vendor.

The most favorable scenario assumed the following: the volatility of the underlying asset of the convertible bond at its maturity moved from 13.61% to 13.92%.

As alternative to sensitivity analysis, the Group uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 47 of the audited consolidated financial statements as of December 31, 2016. The VaR amounts as of June 30, 2017, including all financial instruments in the trading book positions of the Group, are as follows:

	Average	High	Low	06/30/2017

All financial instruments	96.78	146.41	71.23	97.72

Analyzed by category:
Instruments sensitive to interest rate	92.66	144.09	67.49	90.11
Instruments sensitive to equity market prices	2.67	7.77	1.36	5.04
Instruments sensitive to foreign currency exchange rates	53.08	101.46	8.16	96.84
Instruments sensitive to volatility movements	9.45	26.22	3.97	17.57

c)	Offsetting of financial instruments

Financial asset and financial liability balances are offset, i.e., reported in the consolidated balance sheets at their net amount, only if the subsidiaries currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The disclosures set out in the tables below include financial assets and financial liabilities that:

•	Are offset in the Group’s unaudited condensed consolidated balance sheets; or

•	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the unaudited condensed consolidated balance sheets.

The similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, repurchase agreements, reverse repurchase agreements, and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the unaudited condensed consolidated balance sheets.

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2016:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the unaudited condensed consolidated balance sheet	Net amount of financial assets presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	214,910	-	214,910	(151,762)	(5,215)	(47,821)	10,112

Reverse repurchase agreements	41,073	-	41,073	-	(41,091)	-	(18)

Equity instruments	3	-	3	-	(3)	-	-

Total	255,986	-	255,986	(151,762)	(46,309)	(47,821)	10,094

As at June 30, 2017:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the unaudited condensed consolidated balance sheet	Net amount of financial assets presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	140,164	-	140,164	(95,451)	(5,164)	(13,078)	26,471

Reverse repurchase agreements	109,743	-	109,743	-	(109,804)	-	(61)

Equity instruments	18	-	18	-	(22)	-	(4)

Total	249,925	-	249,925	(95,451)	(114,990)	(13,078)	26,406

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2016:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the unaudited condensed consolidated balance sheet	Net amount of financial liabilities presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	219,977	-	219,977	(151,762)	(2,670)	(51,329)	14,216

Repurchase agreements	121,403	-	121,403	-	(127,126)	-	(5,723)

Short positions - Securities loans (see Note 9.b)	20,375	-	20,375	-	(20,769)	-	(394)

Short positions – Short sales (see Note 9.b)	41,976	-	41,976	-	(42,002)	-	(26)

Total	403,731	-	403,731	(151,762)	(192,567)	(51,329)	8,073

As at June 30, 2017:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the unaudited condensed consolidated balance sheet	Net amount of financial liabilities presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	137,653	-	137,653	(95,451)	(1,366)	(24,249)	16,587

Repurchase agreements	73,198	-	73,198	-	(74,665)	-	(1,467)

Short positions - Securities loans (see Note 9.b)	18,277		18,277	-	(18,893)	-	(616)

Short positions – Short sales (see Note 9.b)	84,844		84,844	-	(84,872)	-	(28)

Total	313,972	-	313,972	(95,451)	(179,796)	(24,249)	14,476

3.	Dividends paid by the Group and earnings per share

3.1	Dividends paid by the Group

During the Ordinary and Extraordinary General Annual Meeting of April 28, 2016, it was decided to allocate 3,844 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 26, 2016.

During the Ordinary General Annual Meeting of April 28, 2017, it was decided to allocate 4,234 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 30, 2017.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

3.2	Earnings per share

i)	Basic earnings per share:

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of shares outstanding during the six-month period, excluding the average number of treasury shares, if any, held in the six-month period.

Accordingly:

	06/30/2016	06/30/2017

Profit attributable to the Parent	7,646	9,361
Profit (net of non-controlling interests)	7,646	9,361
Weighted average number of shares outstanding	6,779,183,769	6,777,612,589
Adjusted number of shares	6,779,183,769	6,777,612,589
Basic earnings per share (pesos)	1.13	1.38

ii)	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares.

Accordingly, diluted earnings per share were determined as follows:

	06/30/2016	06/30/2017

Profit attributable to the Parent	7,646	9,361
Profit (net of non-controlling interests)	7,646	9,361
Weighted average number of shares outstanding	6,779,183,769	6,777,612,589
Dilutive effect of rights on shares	7,211,144	8,782,324
Adjusted number of shares	6,786,394,913	6,786,394,913
Diluted earnings per share (pesos)	1.13	1.38

4.	Compensation of Directors, Executive Officers and other key management personnel

The Group considers as key management personnel the directors, the executive officers, the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

Note 6 to the Group’s audited consolidated financial statements as of December 31, 2016 and for the year then ended includes information on the main compensation of directors, executive officers and other key management personnel.

On March 31, 2017, the Vice President of Administration and Finance (Principal Financial Officer) decided to step down effective on that date. Several executives handled his roles and responsibilities. Other than the aforementioned personnel change, there were no significant changes in the Group’s main key personnel from December 31, 2016 to the date of preparation of these unaudited condensed consolidated financial statements as of June 30, 2017 and for the six-month period then ended.

a)	Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, our executive officers, the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee, and we do not otherwise publicly disclose such information.

During the six-month periods ended June 30, 2016 and 2017, the aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Group amounted to 6 million pesos and to 5 million pesos paid as attendance fees, respectively.

b)	Remuneration of executive officers

The aggregate amount for compensation and benefits generated for the six-month periods ended June 30, 2016 and 2017 amounted to 101 million pesos and to 124 million pesos, respectively. The main benefits paid to the Group’s officers are Christmas bonus, vacation bonus, holidays, performance bonus, health care services, health insurance, life insurance and retirement fund.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)	Post-employment and other long-term benefits

Our executive officers may participate in the same pension and medical expenses plan that is available to the Group’s employees, but at different contribution percentages to the ones made by the rest of the employees.

During the six-month periods ended June 30, 2016 and 2017, the total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 256 million pesos and 251 million pesos, respectively.

d)	Share compensation plans

The Group established a share-based variable compensation plan for its executive officers and other executives (Local program) and participates in a corporate share-based plan applicable only to a certain group of executive officers (Corporate performance shares plan) (refer to Notes 6.f, 6.g, 41.d and 41.e of the Group’s audited consolidated financial statements as of December 31, 2016 for further information).

e)	Loans

The loans conferred to executive officers amounts to 31 million pesos and 27 million pesos as of December 31, 2016 and as of June 30, 2017, respectively.

5.	Financial assets

a)   Breakdown

The breakdown by category for measurement purposes, of the Group’s financial assets, other than the balances relating to cash and balances with Central Bank and hedging derivatives, at December 31, 2016 and June 30, 2017 is as follows:

	12/31/2016
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables

Loans and advances to credit institutions	-	37,831	-	82,568
Of which:
Reciprocal accounts	-	-	-	26,017
Time deposits	-	-	-	96
Guarantee deposits - Collateral delivered for over-the- counter (“OTC”) derivatives transactions	-	-	-	51,414
Reverse repurchase agreements	-	37,831	-	-
Call money transactions granted	-	-	-	1,062
Other accounts	-	-	-	3,979

Loans and advances to customers	-	3,242	-	581,645
Of which:
Commercial, financial and industrial loans	-	-	-	302,371
Public sector loans	-	-	-	57,022
Mortgage loans	-	-	-	125,636
Reverse repurchase agreements	-	3,242	-	-
Installment loans to individuals:
Revolving consumer credit card loans	-	-	-	49,585
Non-revolving consumer loans	-	-	-	47,319
Impaired loans	-	-	-	17,595
Allowance for impairment losses	-	-	-	(17,883)

Debt instruments	141,710	-	154,318	11,472
Of which:
Mexican government debt securities	104,998	-	113,901	11,472
Of which:
Collateral delivered for OTC derivatives transactions	2,670	-	-	-
Foreign government debt securities	-	-	-	-
Of which:
Brazilian government debt securities	-	-	34,359	-
United States of America government debt securities	30,927	-	-	-
Debt securities issued by financial institutions	5,612	-	-	-
Other fixed-income interest debt securities	173	-	6,058	-

Equity instruments	2,180	-	123	-
Of which:
Shares of Mexican companies	2,180	-	123	-

Trading derivatives	199,907	-	-	-
Of which:
Interest rate risk	64,589	-	-	-
Currency risk	134,430	-	-	-
Market price risk	888	-	-	-
Other	-	-	-	-
	343,797	41,073	154,441	675,685

	06/30/2017
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables

Loans and advances to credit institutions		104,366		66,906
Of which:
Reciprocal accounts	-	-	-	27,213
Time deposits	-	-	-	74
Guarantee deposits - Collateral delivered for OTC derivatives transactions	-	-	-	24,427
Reverse repurchase agreements	-	104,366	-	-
Call money transactions granted	-	-	-	-
Other accounts	-	-	-	15,192

Loans and advances to customers	-	5,377	-	580,322
Of which:
Commercial, financial and industrial loans	-	-	-	308,139
Public sector loans	-	-	-	49,751
Mortgage loans	-	-	-	124,546
Reverse repurchase agreements	-	5,377	-	-
Installment loans to individuals:
Revolving consumer credit card loans	-	-	-	50,064
Non-revolving consumer loans	-	-	-	49,621
Impaired loans	-	-	-	16,293
Allowance for impairment losses	-	-	-	(18,092)

Debt instruments	122,132	-	152,142	11,607
Of which:
Mexican government debt securities	116,448	-	117,343	11,607
Of which:
Collateral delivered for OTC derivatives transactions	1,366	-	-	-
Foreign government debt securities	-	-	-	-
Of which:
Brazilian government debt securities	-	-	29,358	-
United States of America government debt securities	-	-	-	-
Debt securities issued by financial institutions	5,506	-	-	-
Other fixed-income interest debt securities	178	-	5,441	-

Equity instruments	1,687	-	103	-
Of which:
Shares of Mexican companies	1,687	-	103	-
Shares of foreign companies	-	-	-	-

Trading derivatives	125,296	-	-	-
Of which:
Interest rate risk	41,379	-	-	-
Currency risk	82,857	-	-	-
Price risk	1,060	-	-	-
Other	-	-	-	-
	249,115	109,743	152,245	658,835

b)	Valuation adjustments for impairment of financial assets

Available-for-sale financial assets:

As indicated in Note 2 to the Group’s audited consolidated financial statements for the year ended December 31, 2016, changes in the carrying amounts of financial assets and liabilities are recognized with a charge or credit to the unaudited condensed consolidated income statement. However, in the case of available-for-sale financial assets the changes in fair value, except for interest and foreign exchange rate changes, are recognized temporarily in the consolidated equity under Valuation adjustments - Available-for-sale financial assets.

The changes in fair value charged or credited to Valuation adjustments - Available-for-sale financial assets remain in the Group’s consolidated equity until the asset giving rise to them is derecognized, at which time they are recognized in the unaudited condensed consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to impairment, they are no longer recognized in consolidated equity under Valuation adjustments - Available-for-sale financial assets and are recycled, for the cumulative amount at that date, to the unaudited condensed consolidated income statement.

As of June 30, 2016 and 2017, no impairment losses on available-for-sale financial assets have been recognized in the unaudited condensed consolidated income statement.

Allowance for impairment losses:

The changes in the impairment losses of the financial assets included under Loans and receivables in the six-month periods ended June 30, 2016 and 2017 were as follows:

	2016	2017

Beginning balance at January 1	(18,749)	(17,883)

Impairment losses on financial assets – Loans and receivables (*)	(9,209)	(10,922)
Of which:
Individually assessed	(1,008)	(1,715)
Collectively assessed	(8,201)	(9,207)
Others	(42)	176
Write-off of impaired balances recorded against allowance for impairment losses	9,553	10,537

Balance at June 30	(18,447)	(18,092)

(*) The amount of impairment losses on financial assets presented in the unaudited condensed consolidated income statement is net of recoveries and legal expenses in the amount of 1,182 million pesos in the six-month period ended June 30, 2016 and 1,057 million pesos in the six-month period ended June 30, 2017.

Impaired loans

The breakdown of the changes in the six-month periods ended June 30, 2016 and 2017 in the balance of financial assets classified as Loans and receivables and considered to be impaired due to credit risk is as follows:

	2016	2017

Beginning balance at January 1	19,742	17,595

Additions	15,829	15,524
Transfers to performing loans	(7,596)	(6,289)
Written-off loans	(9,553)	(10,537)

Balance at June 30	18,422	16,293

Non-performing loans

Following is a breakdown of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk as of December 31, 2016 and as of June 30, 2017, classified by type of loan and by age of the oldest past-due amount:

	With no Past-Due Balances or Less than 3 Months Past Due
12/31/2016
		With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:

Commercial, financial and industrial loans	2,658	1,322	417	758	1,687	6,842
Mortgage loans	759	1,356	1,044	708	2,911	6,778
Installment loans to individuals
Of which:
Revolving consumer credit cards loans	786	1,166	-	-	-	1,952
Non-revolving consumer loans	485	1,080	423	3	32	2,023
	4,688	4,924	1,884	1,469	4,630	17,595

	With no Past-Due Balances or Less than 3 Months Past Due
06/30/2017
		With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan and status:

Commercial, financial and industrial loans	2,438	1,311	66	98	1,867	5,780
Mortgage loans	2,319	1,099	578	439	1,889	6,324
Installment loans to individuals
Of which:
Revolving consumer credit cards loans	884	1,181	-	-	-	2,065
Non-revolving consumer loans	710	1,379	4	4	27	2,124
	6,351	4,970	648	541	3,783	16,293

Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

	12/31/2016	06/30/2017

Available lines of credit cards and non-revolving consumer loans	140,658	131,708
Guarantees, documentary credits and loan commitments of commercial and public-sector loans	61,753	58,103
Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises (SMEs)	312	248
Total	202,723	190,059

6.	Non-current assets held for sale

The breakdown of Non-current assets held for sale is as follows:

	12/31/2016	06/30/2017

Non-current assets held for sale:
Foreclosed assets	1,107	1,111
	1,107	1,111

The total amount of foreclosed assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

During the six-month periods ended June 30, 2016 and 2017, there were no material impairment on foreclosed assets classified as non-current held for sale.

7.	Tangible assets

a)	Changes in the period

There were no significant changes on Tangible assets in the six-month period ended June 30, 2017 as noted below:

		Accumulated Depreciation	Impairment Losses	Carrying Amount
	Cost

Buildings	7,904	(3,903)	-	4,001
IT equipment and fixtures	2,036	(1,082)	-	954
Furniture and vehicles	1,568	(939)	-	629
Others	110	-	-	110
Balances at December 31, 2016	11,618	(5,924)	-	5,694

Buildings	7,895	(4,202)	-	3,693
IT equipment and fixtures	2,059	(1,183)	-	876
Furniture and vehicles	1,593	(989)	-	604
Others	428	-	-	428
Balances at June 30, 2017	11,975	(6,374)	-	5,601

b)	Impairment losses

There were no impairment losses on Tangible assets in the six-month periods ended June 30, 2016 and 2017.

c)	Other information

As of December 31, 2016 and as of June 30, 2017, the Group did not have any significant commitments to purchase buildings, IT equipment, furniture or vehicles.

8.	Intangible assets

a)	Goodwill

There were no changes in Goodwill for the six-month period ended June 30, 2017.

b)	Impairment test

In accordance with the estimates, projections, measurements and hypothesis, available to the Group's management in the six-month period ended June 30, 2017, the Group has not identified, nor has it recognized any impairment losses on Goodwill.

These hypotheses have not changed from those explained in Note 16 to the Group’s audited consolidated financial statements for the year ended December 31, 2016.

c)	Other intangible assets

In the six-month period ended June 30, 2017 there were no significant changes in Other intangible assets as of December 31, 2016.

9.	Financial liabilities

a)	Breakdown

The breakdown by category for measurement purposes of the Group’s financial liabilities, other than hedging derivatives, as of December 31, 2016 and as of June 30, 2017 is as follows:

	12/31/2016
	Financial Liabilities held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	-	40,634	99,322
Of which:
Reciprocal accounts	-	-	2,621
Time deposits	-	-	31,545
Overnight deposits	-	-	7,689
Repurchase agreements	-	40,634	-
Other accounts	-	-	57,397
Accrued interest	-	-	70

Customer deposits	-	80,769	571,801
Of which:
Repurchase agreements	-	80,769	-
Demand deposits:
Current accounts	-	-	403,312
Saving accounts	-	-	-
Other demand deposits:
Collateral received for OTC derivatives transactions	-	-	14,347
Others	-	-	13,349
Time deposits:
Fixed-term deposits	-	-	140,215
Accrued interest	-	-	578

Marketable debt securities	-	12,335	77,668
Of which:
Certificates of deposit (unsecured)	-	-	25,944
Senior unsecured notes	-	-	20,462
Structured bank bonds	-	12,335	207
Promissory notes	-	-	16,101
Unsecured bonds	-	-	14,785
Mortgage-backed bonds	-	-	169

Subordinated liabilities	-	-	37,525

Trading derivatives	205,690	-	-
Of which:
Interest rate risk	65,719	-	-
Currency risk	139,461	-	-
Market price risk	510	-	-

Short positions	62,500	-	-
Of which:
Securities loans	20,375	-	-
Short sales	42,125	-	-

Other financial liabilities	-	-	19,809
Of which:
Trade payables	-	-	1,929
Collection accounts:
Tax payables	-	-	1,007
Unsettled financial transactions	-	-	14,203
Other financial liabilities	-	-	2,670

	268,190	133,738	806,125

	06/30/2017
	Financial Liabilities held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	-	58,364	89,826
Of which:
Reciprocal accounts	-	-	2,545
Time deposits	-	-	27,535
Overnight deposits	-	-	29,886
Repurchase agreements	-	58,364	-
Other accounts	-	-	29,827
Accrued interest	-	-	33

Customer deposits	-	14,834	601,373
Of which:
Repurchase agreements	-	14,834	-
Demand deposits:
Current accounts	-	-	424,851
Saving accounts	-	-	-
Other demand deposits:
Collateral received for OTC derivatives transactions	-	-	13,100
Others	-	-	9,928
Time deposits:
Fixed-term deposits	-	-	152,777
Accrued interest	-	-	717

Marketable debt securities	-	12,174	66,575
Of which:
Certificates of deposit (unsecured)	-	-	14,356
Senior unsecured notes	-	-	17,945
Structured bank bonds	-	12,174	360
Promissory notes	-	-	18,979
Unsecured bonds	-	-	14,778
Mortgage-backed bonds	-	-	157

Subordinated liabilities	-	-	32,884

Trading derivatives	132,561	-	-
Of which:
Interest rate risk	43,392	-	-
Currency risk	88,538	-	-
Market price risk	631	-	-

Short positions	104,102	-	-
Of which:
Securities loans	18,277	-	-
Short sales	85,825	-	-

Other financial liabilities	-	-	20,954
Of which:
Trade payables	-	-	1,346
Collection accounts:
Tax payables	-	-	896
Unsettled financial transactions	-	-	14,584
Other financial liabilities	-	-	4,128

	236,663	85,372	811,612

b)	Short positions

Following is a breakdown of the carrying amount of Short positions:

	12/31/2016	06/30/2017

Securities loans:
Debt instruments	20,246	17,185
Equity instruments	129	1,092
	20,375	18,277

Short sales:
Debt instruments (*)	42,125	85,825
	62,500	104,102

(*) These figures include financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements of 41,976 million pesos and 84,844 million pesos as of December 31, 2016 and as of June 30, 2017, respectively.

c)	Marketable debt securities – Changes

The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss, were as follows:

	2016	2017
Beginning balance at January 1	12,623	12,335
Issues	1,924	1,638
Of which:
Structured bank bonds	1,924	1,638
Of which:
Banco Santander (México), S.A.	1,924	1,638
Redemptions	(2,218)	(2,286)
Of which:
Structured bank bonds	(2,218)	(2,286)
Of which:
Banco Santander (México), S.A.	(2,218)	(2,286)
Changes in fair value	6	487
Balance at December 31 and June 30	12,335	12,174

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2016	2017

Beginning balance at January 1, 2016	74,826	77,668
Issues	2,738,139	1,181,087
Of which:
Certificates of deposit (unsecured)	56,431	29,066
Structured bank bonds	15,006	4,383
Promissory notes	2,656,702	1,147,638
Unsecured bonds	10,000	-
Of which:
Banco Santander México, S.A.	2,738,139	1,181,087
Redemptions	(2,738,883)	(1,189,118)
Of which:
Certificates of deposit (unsecured)	(53,705)	(40,144)
Structured bank bonds	(15,398)	(4,202)
Promissory notes	(2,664,673)	(1,144,760)
Unsecured bonds	(5,107)	(12)
Of which:
Banco Santander México, S.A.	(2,738,856)	(1,189,106)
Santander Vivienda, S.A. de C.V.	(27)	(12)
Accrued interest	69	2
Effect of changes in foreign exchange rates	3,517	(3,064)
Balance at December 31 and June 30	77,668	66,575

d)	Marketable debt securities - Other disclosures

As of December 31, 2016, the balance of the issues performed by the Group is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	2,500	02/17/2017	6.16%
Certificates of deposit (unsecured)	630	02/17/2017	6.16%
Certificates of deposit (unsecured)	2,000	04/27/2017	5.65%
Certificates of deposit (unsecured)	530	03/09/2017	5.65%
Certificates of deposit (unsecured)	80	04/12/2017	6.15%
Certificates of deposit (unsecured)	2,000	04/26/2017	5.65%
Certificates of deposit (unsecured)	300	04/21/2017	6.16%
Certificates of deposit (unsecured)	1,000	06/01/2017	5.65%
Certificates of deposit (unsecured)	700	06/09/2017	6.16%
Certificates of deposit (unsecured)	800	07/20/2017	5.65%
Certificates of deposit (unsecured)	50	07/25/2017	5.42%
Certificates of deposit (unsecured)	500	07/27/2017	5.65%
Certificates of deposit (unsecured)	1,000	10/06/2017	5.88%
Certificates of deposit (unsecured)	1,000	11/01/2017	5.88%
Certificates of deposit (unsecured)	45	01/02/2017	5.58%
Certificates of deposit (unsecured)	800	12/11/2017	5.88%
Certificates of deposit (unsecured)	1,100	04/12/2017	6.16%
Certificates of deposit (unsecured)	1,000	01/20/2017	6.16%
Certificates of deposit (unsecured)	300	06/28/2017	5.65%
Certificates of deposit (unsecured)	800	03/02/2017	5.65%
Certificates of deposit (unsecured)	1,730	05/26/2017	5.66%
Certificates of deposit (unsecured)	100	09/11/2017	5.64%
Certificates of deposit (unsecured)	1,000	08/15/2017	5.65%
Certificates of deposit (unsecured)	700	06/05/2017	6.13%
Certificates of deposit (unsecured)	500	02/01/2017	5.65%
Certificates of deposit (unsecured)	1,000	05/04/2017	5.65%
Certificates of deposit (unsecured)	500	02/10/2017	5.68%
Certificates of deposit (unsecured)	1,000	09/25/2017	5.88%
Certificates of deposit (unsecured)-USD	2	07/31/2017	0.65%
Certificates of deposit (unsecured)-USD	197	01/17/2017	0.20%
Certificates of deposit (unsecured)-USD	403	01/26/2017	0.20%
Certificates of deposit (unsecured)-USD	283	01/05/2017	0.35%
Certificates of deposit (unsecured)-USD	215	01/12/2017	0.35%
Certificates of deposit (unsecured)-USD	340	01/19/2017	0.20%
Certificates of deposit (unsecured)-USD	379	01/10/2017	0.35%
Certificates of deposit (unsecured)-USD	4	07/31/2017	0.95%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.75%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.90%
Certificates of deposit (unsecured)-USD	103	05/09/2017	0.65%
Certificates of deposit (unsecured)-USD	46	06/01/2017	0.50%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.70%
Certificates of deposit (unsecured)-USD	246	01/24/2017	0.20%
	25,886
Accrued interest	58
	25,944

Senior Unsecured Notes	20,349	11/09/2022	4.125%
Accrued interest	113
	20,462

	Amount	Maturity Date	Rate

Structured bank bonds	35	01/06/2017	10.00%
Structured bank bonds	10	01/10/2017	9.00%
Structured bank bonds	27	01/04/2017	11.59%
Structured bank bonds	17	01/13/2017	12.50%
Structured bank bonds	82	01/03/2017	4.18%
Structured bank bonds	10	01/05/2017	8.00%
Structured bank bonds	10	01/24/2017	7.00%
Structured bank bonds(*)	593	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	465	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	514	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	441	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	168	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	115	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds(*)	613	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	14	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	330	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	581	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	441	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	945	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	25	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	141	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	121	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	82	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	463	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	970	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	114	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	122	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	155	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	51	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	153	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	97	09/20/2018	Guaranteed rate subject to Euro Stoxx 50

	Amount	Maturity Date	Rate

Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	503	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	43	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	203	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	63	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	823	10/23/2020	Tasa de Interés Interbancaria de Equilibrio (TIIE)
Structured bank bonds(*)	17	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	148	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	123	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	160	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	18	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	204	07/18/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	157	02/23/2021	TIIE
Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	21	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	03/16/2021	TIIE
Structured bank bonds(*)	9	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	16	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	5	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	47	04/26/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	383	04/23/2021	TIIE
Structured bank bonds(*)	121	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	14	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	20	05/12/2021	TIIE
Structured bank bonds(*)	19	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	150	06/06/2018	TIIE
Structured bank bonds(*)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	53	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	215	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	26	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	12/21/2017	TIIE
Structured bank bonds(*)	93	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	28	10/03/2019	Guaranteed rate subject to NKY, SXE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	12/19/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	10	01/10/2017	26.00%
Structured bank bonds(*)	83	01/17/2017	4.15%
	12,530
Transaction costs and accrued interest (net)	12
	12,542

Promissory notes	68	01/02/2017	5.70%
Promissory notes	55	01/18/2017	5.75%
Promissory notes	13,721	01/02/2017	5.75%
Promissory notes	2,254	01/02/2017	5.75%
	16,098

	Amount	Maturity Date	Rate

Accrued interest	3
	16,101

Unsecured bonds	3,000	03/16/2018	TIIE + 15 basis points (bps)
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
Unsecured bonds	4,000	06/14/2021	TIIE + 38 bps
Unsecured bonds	3,000	09/01/2026	7.19%
	14,700
Accrued interest	85
	14,785

Mortgage-backed bonds	156	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	169
Accrued interest	-
	169

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of June 30, 2017 the balance of the issues performed by the Group is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	800	07/20/2017	7.25%
Certificates of deposit (unsecured)	500	07/27/2017	7.40%
Certificates of deposit (unsecured)	1,000	08/15/2017	7.24%
Certificates of deposit (unsecured)	100	09/11/2017	7.24%
Certificates of deposit (unsecured)	1,000	11/01/2017	8.17%
Certificates of deposit (unsecured)	800	12/11/2017	7.60%
Certificates of deposit (unsecured)	50	07/25/2017	7.21%
Certificates of deposit (unsecured)	1,000	09/25/2017	7.26%
Certificates of deposit (unsecured)	1,000	10/06/2017	8.08%
Certificates of deposit (unsecured)	1,000	02/22/2018	7.40%
Certificates of deposit (unsecured)	750	02/23/2018	8.08%
Certificates of deposit (unsecured)	500	05/24/2018	7.78%
Certificates of deposit (unsecured)	700	05/09/2018	7.19%
Certificates of deposit (unsecured)	1,000	06/08/2018	8.40%
Certificates of deposit (unsecured)	1,000	06/25/2018	7.59%
Certificates of deposit (unsecured)-USD	4	07/31/2017	0.95%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.90%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.70%
Certificates of deposit (unsecured)-USD	2	07/31/2017	0.65%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.75%
Certificates of deposit (unsecured)-USD	2,309	01/26/2018	1.70%
Certificates of deposit (unsecured)-USD	1	07/31/2017	0.55%
Certificates of deposit (unsecured)-USD	8	09/29/2017	0.40%
Certificates of deposit (unsecured)-USD	90	11/01/2017	0.75%
Certificates of deposit (unsecured)-USD	21	11/21/2017	0.70%
Certificates of deposit (unsecured)-USD	32	11/21/2017	0.70%
Certificates of deposit (unsecured)-USD	22	11/22/2017	0.70%
Certificates of deposit (unsecured)-USD	40	02/28/2018	0.65%
Certificates of deposit (unsecured)-USD	22	12/06/2017	0.70%
Certificates of deposit (unsecured)-USD	11	12/18/2017	0.85%
Certificates of deposit (unsecured)-USD	548	07/27/2017	1.05%
	14,313
Accrued interest	43
	14,356

Structured bank bonds	31	07/05/2017	7.00%
Structured bank bonds	10	07/10/2017	10.00%
Structured bank bonds	8	07/05/2017	7.80%
Structured bank bonds	18	07/07/2017	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	9	07/05/2017	6.00%
Structured bank bonds	12	12/20/2017	2.10%
Structured bank bonds	10	07/21/2017	8.00%
Structured bank bonds	54	07/07/2017	3.20%
Structured bank bonds	153	05/31/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	07/21/2017	9.80%
Structured bank bonds	27	07/07/2017	6.00%

Structured bank bonds(*)	13	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	163	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	54	09/14/2017	Guaranteed rate subject to IPC

	Amount	Maturity Date	Rate

Structured bank bonds(*)	19	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	11	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	17	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	49	04/26/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	15	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	21	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	29	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	57	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	223	07/18/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	30	10/03/2019	Guaranteed rate subject to NKY, SXE
Structured bank bonds(*)	15	12/19/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	108	02/21/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	170	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	111	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds(*)	548	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	313	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	475	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	915	04/03/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	146	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	125	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	145	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	87	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	452	06/27/2018	2.00%
Structured bank bonds(*)	10	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	504	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	121	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	11	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	130	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	130	08/30/2018	Guaranteed rate subject to Euro STOXX 50

	Amount	Maturity Date	Rate

Structured bank bonds(*)	165	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	102	09/20/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	131	09/27/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	159	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	555	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	227	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	48	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	71	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	814	10/23/2020	Guaranteed rate subject to TIIE
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	Guaranteed rate subject to TIIE
Structured bank bonds(*)	159	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	1,010	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	178	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	97	02/23/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	425	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	7	03/16/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	6	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	121	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	376	04/23/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	19	05/12/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	154	06/06/2018	Guaranteed rate subject to TIIE
Structured bank bonds(*)	229	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	105	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	12/21/2017	Guaranteed rate subject to TIIE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	20	03/14/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	88	03/12/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	47	03/22/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	49	02/16/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	23	02/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	02/21/2018	Guaranteed rate subject to IPC

	Amount	Maturity Date	Rate

Structured bank bonds(*)	45	03/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	61	05/24/2021	Guaranteed rate subject to TIIE
Structured bank bonds(*)	99	05/09/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	05/25/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	711	05/30/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	13	06/08/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	06/26/2019	Guaranteed rate subject to TIIE
Structured bank bonds(*)	10	06/29/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	299	06/29/2018	Guaranteed rate subject to IPC/S&P
Structured bank bonds(*)	10	07/31/2017	8.00%
Structured bank bonds(*)	37	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	37	03/05/2018	Guaranteed rate subject to NIKKEI 225
	12,518
Accrued interest	16
	12,534
Senior notes	17,846	11/09/2022	4.125%
Accrued interest	99
	17,945
Promissory notes	57	07/10/2017	6.75%
Promissory notes	1,500	07/21/2017	7.00%
Promissory notes	70	07/03/2017	6.95%
Promissory notes	9,994	07/03/2017	7.00%
Promissory notes	6,506	07/03/2017	7.00%
Promissory notes	849	07/03/2017	7.00%
	18,976
Accrued interest	3
	18,979
Unsecured bonds	3,000	03/16/2018	8.91%
Unsecured bonds	1,700	03/09/2021	TIIE + 15 bps
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
Unsecured bonds	4,000	06/14/2021	TIIE + 38 bps
Unsecured bonds	3,000	09/01/2026	7.19%
	14,700
Accrued interest	78
	14,778

Mortgage-backed bonds	143	05/25/2032	5.00%
Mortgage-backed bonds	14	05/25/2032	6.40%
	157
Accrued interest	-
	157

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

e)	Subordinated liabilities – other disclosures

The breakdown of the balance of Subordinated liabilities is as follows:

			06/30/2017
			Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

Type	12/31/2016	06/30/2017

Tier II Subordinated Capital Notes	27,278	23,902	1,300,000,000 USD	5.95
Subordinated Additional Tier I Capital Notes	10,247	8,982	500,000,000 USD	8.50
Balance at	37,525	32,884

The changes in the Group’s subordinated liabilities arising from both cash flow and non-cash flow items are as follows:

	January 1, 2017	Cash flows	Non-cash changes			06/30/2017
			Accrued interest	Transaction costs	Foreign exchange movements

Tier II Subordinated Capital Notes	27,278	(803)	808	30	(3,411)	23,902
Subordinated Additional Tier I Capital Notes	10,247	(*)	-	13	(1,278)	8,982
Balance at	37,525	(803)	808	43	(4,689)	32,884

(*) The Group paid 247 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which are recorded in Accumulated reserves within shareholders’ equity.

10.	Provisions

a)	Changes

The changes in Provisions in the six-month periods ended June 30, 2016 and June 30, 2017 were as follows:

	2016	2017
Beginning balances at January 1	6,694	7,331
Additions to provisions	868	559
Of which:
Provisions for pensions and similar obligations	409	426
Provisions for tax and legal matters	331	37
Provisions for off-balance-sheet risk	27	-
Other provisions	101	96
Provisions for Pensions and Similar Obligations charged to income	409	426
Of which:
Defined benefit pension plan	255	261
Defined contribution pension plan	154	165
Payments and other movements	(426)	(610)
Balances at June 30	7,136	7,280

b)	Provisions for pensions and similar obligations

No significant changes have occurred in the six-month period ended June 30, 2017 based on the information reported in Note 24.c to the Group’s audited consolidated financial statements for the year ended December 31, 2016.

c)	Other disclosures

As of December 31, 2016 and as of June 30, 2017, the projected benefit obligation of the insured retirees surrendered to Principal México Compañía de Seguros, S.A. de C.V. (hereinafter, “Principal”) and the long-term account receivable with Principal for the funds that it transferred thereto was 865 million pesos and 834 million pesos, respectively. For presentation purposes, the arrangement has no impact on net assets as the asset and liability are offset. Refer to Note 24.d. to the Group’s audited consolidated financial statements for the year ended December 31, 2016 for further description.

d)	Litigations

i.	Tax-related proceedings

As of December 31, 2016 and June 30, 2017, the Group has recognized provisions that cover any liabilities that might arise from tax-related proceedings.

The total amount of payments made by the Group arising from Tax-proceeding in the six-month period ended June 30, 2017 is not material with respect to these unaudited condensed consolidated financial statements.

ii.	Other tax issues

The Group operates a branch in Nassau through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service reviewed the operations of the Nassau branch and determined that the Group is liable for Mexican withholding taxes. During December 2009, the Group negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Group made settlement payments of 11 million pesos and 2 million pesos during the six-month periods ended June 30, 2016 and 2017, respectively.

iii.	Non-tax-related proceedings

As of December 31, 2016 and June 30, 2017, because of its business activities, the Group has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome.

As of December 31, 2016 and June 30, 2017, the Group has recognized provisions for the amounts of 1,145 million pesos and 1,044 million pesos, respectively, for matters, which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

The total amount of payments made by the Group arising from litigation in the six-month periods ended June 30, 2016 and 2017 is not material with respect to these unaudited condensed consolidated financial statements.

iv.	Mexican Bank Savings Protection Institute (hereinafter, “IPAB”)

As of December 31, 2016 and June 30, 2017, the remaining balance of the IPAB liability and related accrued interest is 195 million pesos and 201 million pesos, respectively, which, at the discretion of the IPAB, may either be reimbursed to the IPAB, in which case IPAB is obligated to absorb all remaining contingencies, or it may be used to pay contingencies directly until the liability is reduced to zero.

11.	Shareholders’ equity

In the six-month periods ended June 30, 2016 and 2017, there were no quantitative or qualitative changes in the Shareholders’ equity other than those indicated in the unaudited condensed consolidated statements of changes in total equity.

During the Ordinary and Extraordinary General Annual Meeting of April 28, 2016, it was allocated 3,844 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 26, 2016.

During the Ordinary General Annual Meeting of April 28, 2017, it was allocated 4,234 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 30, 2017. In addition, was agreed to include Inclusión Financiera as an integral part of the Group (see note 1.g).

12.	Interest income and similar income

The breakdown of the main interest income and similar income items earned in the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Cash and balances with the Central Bank	655	997
Loans and advances to credit institutions	919	2,425
Loans and advances to customers	27,975	34,364
Debt instruments	6,508	8,472
Hedging derivatives	237	855
Other interest income	40	77
	36,334	47,190

13.	Interest expenses and similar charges

The breakdown of the main items of interest expenses and similar charges accrued in the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Deposits from credit institutions	3,602	3,785
Customer deposits	5,858	11,200
Marketable debt securities	1,133	1,750
Subordinated liabilities	712	766
Hedging derivatives	110	37
Other interest expenses	1,192	2,415
	12,607	19,953

14.	Dividend income

The breakdown of Dividend income for the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Equity instruments classified as:
Financial assets held for trading	31	22
Of which:
Naftrac (ETF)	7	1
Bolsa Mexicana de Valores, S.A.B de C.V.	15	20
Wal-Mart de México, S.A.B. de C.V.	3	1
Fomento Económico Mexicano, S.A.B. de C.V.	1	-
Others	5	-

Available-for-sale financial assets	78	145
Of which:
TransUnión de México, S.A.	57	83
Controladora Prosa, S.A. de C.V.	-	62
Dun & Bradstreet de México S.A. de C.V.	20	-
Others	1	-
	109	167

15.	Fee and commission income

The breakdown of Fee and commission income for the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Collection and payment services:
Service charges on deposits accounts	445	501
Credit and debit cards	2,521	3,003
Checks and others	123	125
	3,089	3,629
Marketing of nonbanking
financial products:
Investment funds management	788	822
Capital markets and securities activities	197	255
Collection and payment services	1,178	1,319
Insurance	2,199	2,201
Financial advisory services	602	882
	4,964	5,479
Securities services:
Administration and custody	267	285
	267	285
Other:
Foreign currency transactions	532	551
Other fees and commissions	543	461
	1,075	1,012
	9,395	10,405

16.	Fee and commission expenses

The breakdown of Fee and commission expenses for the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Credit and debit cards	1,182	1,624
Checks and others	12	12
Collections and transactional services	79	95
Fund management	31	27
Capital markets and securities activities	72	124
Financial advisory services	17	2
Other fees and commissions	820	861
	2,213	2,745

17.	Gains/(losses) on financial assets and liabilities (net)

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument for the six-month periods ended June 30, 2016 and 2017 is as follows:

	06/30/2016	06/30/2017

Financial instruments held for trading	1,261	2,149
Of which:
Debt instruments	1,251	(60)
Equity instruments	176	69
Derivatives	(136)	2,149
Others	(30)	(9)

Recognized profit from sale of financial instruments available-for-sale	122	9
Hedging derivatives	(33)	(113)
Of which:
Fair value hedge – hedged items	394	(440)
Fair value hedge – hedging derivative instruments	(431)	325
Cash flow hedge inefficiency	4	2
	1,350	2,045

18.	Operating segments

The Group has three operating segments, as described below:

-	Retail Banking: the Retail Banking segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-	Global Corporate Banking: this segment reflects the Global Corporate Banking business in Mexico, including all the managed treasury departments and the equities business. The global corporate banking activities include products and services for our corporate customers, such as investment banking and project finance.

-	Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Group does not have any customers that individually account for 10% or more of the Group’s interest and similar income for the six-month periods ended June 30, 2016 and 2017.

The six-month period ended June 30, 2016 of the unaudited condensed consolidated income statement and other significant data (assets and liabilities as of December 31, 2016) are as follows:

		Global
	Retail	Corporate	Corporate
	Banking	Banking	Activities	Total

Net interest income	20,023	2,352	1,352	23,727
Dividend income	-	15	94	109
Net fee and commission income	6,334	880	(32)	7,182
Gains/(losses) on financial assets and liabilities and exchange differences (net)	375	701	271	1,347
Other operating income/(expenses) (net)	(940)	(297)	(58)	(1,295)
Total income	25,792	3,651	1,627	31,070

Administrative expenses	(9,880)	(1,206)	(168)	(11,254)
Depreciation and amortization	(984)	(84)	(9)	(1,077)
Impairment losses on financial assets (net)	(7,500)	(527)	-	(8,027)
Impairment losses on other assets (net)	-	-	(54)	(54)
Provisions (net)	(87)	(18)	(289)	(394)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	-	-	1	1
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations (net)	-	-	27	27
Operating profit before tax	7,341	1,816	1,135	10,292
Income tax				(2,647)
Profit for the year				7,645
Profit attributable to the Parent				7,646
Profit attributable to non-controlling interest				(1)
Total assets	519,591	588,547	242,837	1,350,975
Total liabilities	475,079	562,994	205,616	1,243,689

The six-month period ended June 30, 2017 of the unaudited condensed consolidated income statement and other significant data (assets and liabilities as of June 30, 2017) are as follows:

		Global
	Retail	Corporate	Corporate
	Banking	Banking	Activities	Total

Net interest income	23,130	2,716	1,391	27,237
Dividend income	-	2	165	167
Net fee and commission income	6,631	1,046	(17)	7,660
Gains/(losses) on financial assets and liabilities and exchange differences (net)	463	1,532	59	2,054
Other operating income/(expenses) (net)	(1,088)	(217)	(172)	(1,477)
Total income	29,136	5,079	1,426	35,641

Administrative expenses	(10,926)	(1,383)	(171)	(12,480)
Depreciation and amortization	(1,110)	(102)	(6)	(1,218)
Impairment losses on financial assets (net)	(9,213)	(652)	-	(9,865)
Impairment losses on other assets (net)	-	-	(26)	(26)
Provisions (net)	51	-	(174)	(123)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	-	-	2	2
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations (net)	-	-	58	58
Operating profit before tax	7,938	2,942	1,109	11,989
Income tax				(2,628)
Profit for the year				9,361
Profit attributable to the Parent				9,361
Profit attributable to non-controlling interest				9,361
Total assets	520,718	511,862	241,106	1,273,686
Total liabilities	499,569	478,814	182,110	1,160,493

19.	Related-party transactions

Transactions with related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries and jointly controlled entities, the Group’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

The Group also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

Transactions between the Group and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Parent

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the companies that are controlled by Banco Santander (Spain) around the world, and hence, it also includes the companies over which the Group exercises any degree of control (Affiliates and special-purpose entities).

The information related to Directors, Executive Officers and other key management personnel is detailed in Note 4 to these unaudited condensed consolidated financial statements.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions.

	12/31/2016		06/30/2017
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

ASSETS:
Financial assets held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	90,418	-	47,977	-
Banco Santander International	-	-	-	10
SAM Asset Management, S.A. de C.V	-	-	-	3
Abbey National Treasury Services plc.	-	2,352	-	1,635
Other	-	2	-	-
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	208	-	665	-
Other	-	1	-	1
Loans and receivables -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	1	-	1	-
Banco Santander Rio, S.A.	-	223	-	115
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	-	-	-	1,118
Produban Servicios Informáticos Generales, S.L.	-	1,154	-	1,575
Key management personnel	-	1,471	-	2,116
Other intangible assets -
Of which -	-
Isban México, S.A. de C.V.	-	2,364	-	2,707
Produban Servicios Informáticos Generales, S.L.	-	478	-	487
Ingeniería de Software Bancario, S.L.	-	412	-	375
Santander Back-Offices Globales Mayoristas, S.A.	-	74	-	74
Isban Brasil, S.A.	-	11	-	11
Other assets -
Of which -
Banco Santander, S.A. (Spain)	72	-	178	-
Santander Issuances, S.A.	-	251		253
Zurich Santander Seguros México, S.A.	-	976		1,060
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	171	-	172
Other	-	5	-	18

	12/31/2016		06/30/2017
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	58,537	-	36,222	-
Abbey National Treasury Services plc.	-	1,659	-	1,090
Banco Santander International	-	64	-	2
Other	-	2	-	-
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	308	-	568	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	18	-	10
Banco Santander - Chile	-	-	-	18
Operadora de Carteras Gamma, S.A.P.I. de C.V.	-	-	-	141
Other	-	49	-	49
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	31,756	-	27,826	-
Customer deposits -
Of which-
Banco Santander, S.A. (Spain)	32,901	-	11,104	-
Abbey National Treasury Services plc.	-	683	-	565
Isban México, S.A. de C.V.	-	653	-	647
Santander Global Facilities, S.A. de C.V.	-	426	-	413
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	153	-	34
Grupo Alcanza	-	138	-	-
Produban Servicios Informáticos Generales, S.L.	-	-	-	330
Santander Capital Structuring	-	-	-	91
Other(*)	-	1,092	-	436
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	1,016	-	890	-
Other	-	28	-	20
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	3	-	52	-
Santander Investment Securities Inc.	-	48	-	-
Santander Global Facilities, S.A. de C.V.	-	45	-	106
Other	-	43	-	39
Other liabilities -
Of which -
Banco Santander, S.A. (Spain)	1,733	-	1,299	-
Produban Servicios Informáticos Generales, S.L.	-	352	-	107
Santander Investment Securities Inc.	-	-	-	97
Santander Back-Offices Globales Mayoristas, S.A.	-	-	-	23
Ingeniería de Software Bancario, S.L.	-	-	-	126
Isban México, S.A. de C.V.	-	188	-	430
Other	-	47	-	44

	06/30/2016		06/30/2017
	Parent	Santander Group Companies	Parent	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income -
Of which -
Banco Santander, S.A. (Spain)	5	-	-	-
Produban Servicios Informáticos Generales, S.L.	-	27	-	38
Santander Capital Structuring, S.A. de C.V.	-	-	-	36
Other	-	2	-	-
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	596	-	722	-
Isban México, S.A. de C.V.	-	10	-	13
Other	-	12	-	29
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	3	-	-	-
Zurich Santander Seguros México, S.A.	-	2,192	-	2,150
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	792	-	818
Other	-	8	-	13
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	1	-	14	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	-	-	25
Other	-	-	-	7
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)	(1,815)	-	(18,181)
Abbey National Treasury Services plc.	-	(225)	-	(136)
Other	-	60	-	62
Other operating income -
Of which -
Santander Global Facilities, S.A. de C.V.	-	26	-	23
Other	-	4	-	6

Administrative expenses -
Of which -
Produban Servicios Informáticos Generales, S.L.	-	871	-	799
Isban México, S.A. de C.V.	-	127	-	127
Santander Global Facilities, S.A. de C.V.	-	209	-	100
Ingeniería de Software Bancario, S.L.	-	21	-	90
Geoban, S.A.	-	37	-	36
Aquanima México, S. de R.L. de C.V.	-	22	-	22
Gesban México Servicios Administrativos	-	26	-	28
Santander Back-Offices Globales Mayoristas, S.A.	-	-	-	23
Other	-	20	-	20

(*) As of December 31, 2016 and June 30, 2017, includes 822 and 321 million pesos, respectively, related to key management personnel transactions.

20.	Other disclosures

a)	Residual maturity periods

The breakdown by maturity of the balances of certain items in the unaudited condensed consolidated balance sheet as of December 31, 2016, is as follows:

	12/31/2016
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	24,887	25,382	200	100	-	-	28,094	78,663
Financial assets held for trading -
Debt instruments	-	32,082	6,255	9,197	50,668	33,703	9,805	141,710
Equity instruments	2,180	-	-	-	-	-	-	2,180
Trading derivatives	100	2,357	8,947	18,608	35,245	23,864	110,786	199,907
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	37,831	-	-	-	-	-	37,831
Loans and advances to customers - Reverse repurchase agreements	-	3,242	-	-	-	-	-	3,242
Available-for-sale financial assets -
Debt instruments	-	34,360	1,985	581	76,096	16,358	24,938	154,318
Equity instruments	-	-	-	-	-	-	123	123
Loans and receivables -
Loans and advances to credit
institutions	-	82,473	-	-	-	95	-	82,568
Loans and advances to customers	13,700	35,646	56,535	132,051	148,389	68,852	126,472	581,645
Debt instruments	-	-	-	904	-	-	10,568	11,472
Hedging derivatives	-	1	4	12	9,306	50	5,630	15,003
	40,867	253,374	73,926	161,453	319,704	142,922	316,416	1,308,662
Liabilities:
Financial liabilities held for trading -
Trading derivatives	464	4,539	4,680	20,777	36,497	27,166	111,567	205,690
Short positions	-	62,500	-	-	-	-	-	62,500
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	15,025	403	51	-	-	-	15,479
Deposits from credit institutions	-	25,155	-	-	-	-	-	25,155
Customer deposits	-	80,035	734	-	-	-	-	80,769
Marketable debt securities	-	92	1,142	2,476	6,085	2,540	-	12,335
Financial liabilities at amortized cost -
Deposits from credit institutions	39,428	15,871	22,331	2,591	14,070	5,031	-	99,322
Customer deposits	418,218	101,109	28,969	15,938	2,865	2,067	2,635	571,801
Marketable debt securities	-	19,493	5,506	17,447	6,014	5,700	23,508	77,668
Subordinated liabilities	-	664	-	-	-	-	36,861	37,525
Other financial liabilities	4	16,434	2,162	1,132	77	-	-	19,809
Hedging derivatives	6,318	152	23	138	499	1,863	5,294	14,287
	464,432	341,069	65,950	60,550	66,107	44,367	179,865	1,222,340
Difference (assets less liabilities)	(423,565)	(87,695)	7,976	100,903	253,597	98,555	136,551	86,322

The breakdown by maturity of the balances of certain items in the unaudited condensed consolidated balance sheet as of June 30, 2017 is as follows:

	06/30/2017
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	19,480	95	-	-	-	-	28,094	47,669
Financial assets held for trading -
Debt instruments		1,771	7,637	47,141	27,000	28,349	10,234	122,132
Equity instruments	1,687	-	-	-	-	-	-	1,687
Trading derivatives	432	1,699	2,523	13,822	20,986	20,534	65,300	125,296
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	104,366	-	-	-	-	-	104,366
Loans and advances to customers - Reverse repurchase agreements	-	5,377	-	-	-	-	-	5,377
Available-for-sale financial assets -
Debt instruments	-	-	101	51,656	51,430	22,623	26,332	152,142
Equity instruments	-	-	-	-	-	-	103	103
Loans and receivables -
Loans and advances to credit
institutions	-	66,906	-	-	-	-	-	66,906
Loans and advances to customers	11,891	35,545	52,586	166,734	128,562	61,496	123,508	580,322
Debt instruments	-	933	-	-	-	41	10,633	11,607
Hedging derivatives	-	19	-	3,478	6,851	425	4,095	14,868
	33,490	216,711	62,847	282,831	234,829	133,468	268,299	1,232,475
Liabilities:
Financial liabilities held for trading -
Trading derivatives	320	1,663	4,247	12,486	22,620	18,069	73,156	132,561
Short positions	-	104,102	-	-	-	-	-	104,102
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	57,501	-	-	-	-	-	57,501
Deposits from credit institutions	-	863	-	-	-	-	-	863
Customer deposits	-	14,692	142	-	-	-	-	14,834
Marketable debt securities	-	223	1,622	4,021	3,682	2,626	-	12,174
Financial liabilities at amortized cost -
Deposits from credit institutions	8,396	44,011	6,536	10,787	12,048	71	7,977	89,826
Customer deposits	420,570	140,322	22,494	13,338	2,426	1,829	394	601,373
Marketable debt securities	-	21,109	2,154	13,600	3,018	5,700	20,994	66,575
Subordinated liabilities	-	582	-	-	-	-	32,302	32,884
Other financial liabilities	30	16,396	3,462	975	89	2	-	20,954
Hedging derivatives	-	31	81	117	353	1,630	2,880	5,092
	429,316	401,495	40,738	55,324	44,236	29,927	137,703	1,138,739
Difference (assets less liabilities)	(395,826)	(184,784)	22,109	227,507	190,593	103,541	130,596	93,736

b)	Exposure to foreign currency risk

As of December 31, 2016 and June 30, 2017, our foreign currency-denominated assets totaled 241,607 million pesos and 171,326 million pesos, respectively, and our foreign currency-denominated liabilities totals 235,377 million pesos and 167,983 million pesos, respectively. As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

c)	Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

i.	Financial assets measured at other than fair value

The following table sets out the fair values of financial assets not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Group considers the carrying amounts of financial assets recognized in the consolidated financial statements approximate their fair values.

As of December 31, 2016:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank	53,776	-	-	53,776	53,776
Loans and advances to credit institutions (Note 5)	51,491	-	31,076	82,567	82,568
Loans and advances to customers (Note 5)	3,214	-	602,743	605,957	581,645
Debt instruments (unlisted) (Note 5)	-	-	11,472	11,472	11,472

As of June 30, 2017:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank	28,189	-	-	28,189	28,189
Loans and advances to credit institutions (Note 5)	24,565	-	42,341	66,906	66,906
Loans and advances to customers (Note 5)	3,525	-	600,586	604,111	580,322
Debt instruments (unlisted) (Note 5)	-	-	11,607	11,607	11,607

ii.	Financial liabilities measured at other than fair value

The following table sets out the fair values of financial liabilities not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Group considers the carrying amounts of financial liabilities recognized in the consolidated financial statements approximate their fair values.

As of December 31, 2016:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 9)	33,474	62,750	2,621	98,845	99,322
Customer deposits (Note 9)	14,456	558,827	-	573,283	571,801
Marketable debt securities (Note 9)	20,245	57,082	-	77,327	77,668
Subordinated liabilities (Note 9)	36,910	-	-	36,910	37,525
Other financial liabilities (Note 9)	19,809	-	-	19,809	19,809

As of June 30, 2017:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 9)	11,608	75,669	2,545	89,822	89,826
Customer deposits (Note 9)	13,160	587,916	-	601,076	601,373
Marketable debt securities (Note 9)	18,778	48,818	-	67,596	66,575
Subordinated liabilities (Note 9)	38,985	-	-	38,985	32,884
Other financial liabilities (Note 9)	20,954	-	-	20,954	20,954

During the six-month period ended as of June 30, 2017 there were no changes in the methodology and inputs used to calculate the fair value for each financial asset and financial liability class as detailed in Note 44.d to the audited consolidated financial statements as of December 31, 2016.

21.	Derivatives - Notional amounts and market values of trading and hedging derivatives

The breakdown of the fair value and nominal amount of trading derivative assets as of December 31, 2016 and June 30, 2017 is as follows:

	12/31/2016		06/30/2017
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	577	50	140	1
Interest Rate Futures	5,664	6	391	7
Market Index Futures	481	10	820	16

Forwards:
Foreign Currency Forwards	129,707	6,636	132,902	6,412
Foreign Exchange Spot	30,210	47	32,791	154
Equity Forwards	601	3	11,693	223

Options:
Foreign Currency Options	15,824	383	66,804	1,602
Interest Rate Options	142,801	1,698	123,026	990
Market Index Options	10,791	874	9,187	818
Equity Options	44	1	82	3

Swaps:
IRS	1,895,718	62,885	2,412,062	40,382
CCS	541,363	127,314	445,291	74,688
Total Trading	2,773,781	199,907	3,235,189	125,296

As of December 31, 2016, 199,836 million pesos are OTC derivatives of the total amount of the trading portfolio and 125,264 million pesos as of June 30, 2017.

The breakdown of the fair value and nominal amount of hedging derivative assets as of December 31, 2016 and June 30, 2017 is as follows:

	12/31/2016		06/30/2017
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	1,000	2	-	-
CCS	32,733	14,908	28,674	9,662
Foreign Currency Forwards	-	-	58,547	4,726

Fair value hedge:
IRS	3,357	66	1,913	36
CCS	658	27	7,378	444
Total Hedging	37,748	15,003	96,512	14,868
Total Assets	2,811,529	214,910	3,331,701	140,164

The breakdown of the fair value and nominal amount of trading derivative liabilities as of December 31, 2016 and June 30, 2017, is as follows:

	12/31/2016		06/30/2017
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	1,031	-	8,309	338
Interest Rate Futures	47,560	28	25,530	13
Market Index Futures	85	-	2,701	30

Forwards:
Foreign Currency Forwards	131,512	6,083	91,552	4,361
Foreign Exchange Spot	67,484	107	26,443	88
Market Index Forwards	107	4	8,957	188

Options:
Foreign Currency Options	16,782	574	62,600	1,031
Interest Rate Options	140,299	1,904	124,921	1,063
Market Index Options	16,609	504	3,431	408
Equity Options	72	2	102	5

Swaps:
IRS	1,866,944	63,787	2,335,922	42,316
CCS	403,720	132,697	418,187	82,720
Total Trading	2,692,205	205,690	3,108,655	132,561

As of December 31, 2016 and June 30, 2017 205,495 million pesos and 132,115 million pesos, respectively are OTC derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging derivative liabilities as of December 31, 2016 and June 30, 2017, is as follows:

	12/31/2016		06/30/2017
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	1,050	20	5,050	82
CCS	13,680	4,222	11,951	2,252
Foreign Currency Forwards	24,433	6,318	9,112	110

Fair value hedge:
IRS	1,124	97	1,555	93
CCS	15,836	3,630	14,149	2,555
Total Hedging	56,123	14,287	41,817	5,092
Total Liabilities	2,748,328	219,977	3,150,472	137,653

22.	Hedging derivatives

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2016		06/30/2017
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	93	3,727	480	2,648
Cash flow hedges	14,910	10,560	14,388	2,444
	15,003	14,287	14,868	5,092

b)	Quantitative information

Fair value hedges

As of December 31, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,863	2,863	Peso	Loans and receivables-Interest rate risk
IRS	1,618	78	USD	Loans and receivables-Interest rate risk
CCS	99	8	USD	Loans and receivables –Interest rate and foreign exchange risk
CCS	9,614	470	Euro	United Mexican States Bonds (UMS) – Interest rate and foreign exchange risk
CCS	950	50	USD	UMS – Interest rate and foreign exchange risk
CCS	251	15	Euro	Petroleos Mexicanos Bonds (PEMEX Bonds) – Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	1,118	86	USD	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

As of June 30, 2017, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,589	2,589	Peso	Loans and receivables-interest rate risk
Interest Rate Swaps	879	49	USD	Loans and receivables-interest rate risk
Cross-Currency Swaps	58	4	USD	Loans and receivables – Interest rate and foreign exchange risk
Cross-Currency Swaps	14,438	697	Euro	UMS – Interest rate and foreign exchange risk
Cross-Currency Swaps	251	15	Euro	PEMEX Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	603	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	73	3	Pound Sterling	UMS – Interest rate and foreign exchange risk
Cross-Currency Swaps	969	76	USD	PEMEX Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	1,275	67	USD	UMS – Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

The fair value hedges carried out by the Group are extended in certain cases up to the year 2031.

During the six-month periods ended as of June 30, 2016 and 2017, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the unaudited condensed consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is (431) million pesos and 325 million pesos, respectively.

During the six-month periods ended as of June 30, 2016 and 2017, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the unaudited condensed consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is 394 million pesos and (440) million pesos, respectively.

Each of these hedging derivative instruments are presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk

CCS	4,713	331	USD	Loans and receivables – Foreign exchange risk

CCS	4,958	261	Euro	Loans and receivables – Foreign exchange risk

CCS	11,186	543	USD	Senior Unsecured Notes – Foreign exchange risk

CCS	21,546	1,045	USD	Tier II Subordinated Capital Notes – Foreign exchange risk

CCS	2,657	136	Euro	UMS – Foreign exchange risk

CCS	260	10	Pound Sterling	UMS – Foreign exchange risk

CCS	1,093	60	USD	UMS – Foreign exchange risk

Forward Fx-USD	24,433	1,491	USD	Brazilian Government Notes – Foreign exchange risk

As of June 30, 2017, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	1,050	1,050	Peso	BPAGs Bonds – Interest rate risk
Interest Rate Swaps	4,000	4,000	Peso	CEBUR – Interest rate risk
Cross-Currency Swaps	4,175	294	USD	Loans and receivables – Foreign exchange risk
Cross-Currency Swaps	3,948	212	Euro	Loans and receivables – Foreign exchange risk
Cross-Currency Swaps	9,799	543	USD	Senior Notes – Foreign exchange risk
Cross-Currency Swaps	18,875	1,045	USD	Tier II subordinated Capital Notes – Foreign exchange risk
Cross-Currency Swaps	2,657	136	Euro	UMS – Foreign exchange risk
Cross-Currency Swaps	911	50	USD	UMS – Foreign exchange risk
Cross-Currency Swaps	260	10	Pound Sterling	UMS – Foreign exchange risk
Forward Fx-BRL	30,703	5,978	Brazilian Real	Brazilian Government Notes – Foreign exchange risk
Forward Fx-USD	36,956	1,700	USD	Brazilian Government Notes – Foreign exchange risk

As of December 31, 2016 and as of June 30, 2017, included in the unaudited condensed consolidated other comprehensive income under Valuation adjustments - Cash flow hedges are 86 million pesos and 70 million pesos, respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being recycled based on the original terms of the forecasted transactions. The term of such recycling extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Group are extended in certain cases up to the year 2021 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Unsecured Notes, up to the year 2026 for United Mexican States Bonds, up to the year 2025 for Loans and receivables and up to the year 2021 for CEBUR.

23.	Income tax

The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors that have impact in the business. As of June 30, 2017, the estimated annual effective rate was 21.92%.

The income tax expense was 2,647 million pesos and 2,628 million pesos for the six-month periods ended June 30, 2016 and 2017, respectively. The effective tax rates for these periods differ from the legal tax rate of 30% primarily due to the recognition of the effects of inflation imposed by the Mexican tax authorities.

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: October 30, 2017